LENNAR





2024 Notice of Annual Meeting
& **Proxy Statement**

Wednesday, April 10, 2024

Notice of 2024 Annual Meeting of Stockholders

YOUR VOTE IS IMPORTANT

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance to ensure they are counted.

HOW YOU CAN VOTE



Online Before the Meeting*
www.proxyvote.com



Phone
1-800-690-6903



Mail
Complete, sign and date your proxy/voting instruction card and mail it in the postage-paid return envelope.



Online at the Meeting*
Attend the Annual Meeting virtually and follow the instructions on the website.

* Detailed instructions for Internet voting are set forth on the Notice Regarding the Availability of Proxy Materials, which also contains instructions on how to access our proxy statement and annual report online.

We mailed a Notice Regarding the Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report on or about February 29, 2024.

Lennar's proxy statement and annual report are available online at www.proxyvote.com.

ANNUAL MEETING OF STOCKHOLDERS

When:
Wednesday, April 10, 2024
11:00 AM Eastern Time

Where:
Virtual Meeting Site:
www.virtualshareholdermeeting.com/LEN2024

Dear Stockholder:

You are invited to attend the 2024 Annual Meeting of Stockholders of Lennar Corporation. **The Annual Meeting will be held in a virtual format only**. **There will not be a physical meeting location**. To attend, vote, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/LEN2024 and enter the control number included in your Notice Regarding the Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting.

At the Annual Meeting, you will be asked to consider the following proposals:

Proposal 1:
Elect 11 directors to serve until the 2025 Annual Meeting of Stockholders.

Proposal 2:
Approve, on an advisory basis, the compensation of our named executive officers.

Proposal 3:
Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending November 30, 2024.

Proposal 4:
Approval of an amendment to our Restated Certificate of Incorporation to limit the liability of certain officers as permitted by Delaware law.

Proposal 5:
Vote on a stockholder proposal requesting a report disclosing the Company's political spending and related policies and procedures.

Proposal 6:
Vote on a stockholder proposal requesting a report disclosing the Company's LGBTQ equity and inclusion efforts in its human capital management strategy.

Proposal 7:
Vote on a stockholder proposal requesting a report on the Company's plans to reduce greenhouse gas emissions.

We will also transact any other business that may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.

Only stockholders of record as of the close of business on February 14, 2024, may vote at the Annual Meeting.

It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. Even if you plan to attend the virtual Annual Meeting, please vote in advance. You can still vote your shares during the Annual Meeting if you participate electronically.

Sincerely,

Mark Sustana

Mark Sustana
Vice President, General Counsel and Secretary
February 29, 2024

Contents



Proxy Summary

This summary does not contain all the information stockholders should consider, and we encourage stockholders to read the entire proxy statement carefully.

Annual Meeting of Stockholders



When:
Wednesday, April 10, 2024
11:00 AM Eastern Time



Where:
Virtual Meeting Site:
www.virtualshareholdermeeting.com/LEN2024

The Annual Meeting will be held in a virtual format only. **There will not be a physical meeting location.** To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/LEN2024 and enter the control number included in your Notice Regarding the Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting.

Voting Matters

		For more information	Board's recommendation
Proposal 1	To elect 11 directors to serve until the 2025 Annual Meeting of Stockholders.	Page 8	**FOR** all nominees
Proposal 2	To approve, on an advisory basis, the compensation of our named executive officers, which we refer to as "say-on-pay."	Page 28	**FOR**
Proposal 3	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending November 30, 2024.	Page 64	**FOR**
Proposal 4	To approve an amendment to our Restated Certificate of Incorporation to limit the liability of certain officers as permitted by Delaware law.	Page 67	**FOR**
Proposal 5	To vote on a stockholder proposal requesting a report disclosing the Company's political spending and related policies and procedures.	Page 68	**AGAINST**
Proposal 6	To vote on a stockholder proposal requesting a report disclosing the Company's LGBTQ equity and inclusion efforts in its human capital management strategy.	Page 71	**AGAINST**
Proposal 7	Vote on a stockholder proposal requesting a report on the Company's plans to reduce greenhouse gas emissions.	Page 74	**AGAINST**

We will also transact any other business that may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.

Directors

The following table introduces our Board of Directors ("Board").

Director Nominee	Independent	Director Since	Current Committee Memberships				
			Audit	Compensation	Nominating & Corporate Governance	Executive	Independent Directors Transactions
Amy Banse	■	2021		■	■		
Theron (Tig) Gilliam	■	2010	■*	■			■
Sherrill W. Hudson	■	2008	■*	■			
Jonathan M. Jaffe		2018 [1]					
Sidney Lapidus	■	1997				■	■
Teri P. McClure	■	2013		■	■		
Stuart Miller [2]		1990				■	
Armando Olivera	■	2015	■*		■		
Dacona Smith [3]	■	2023		■			
Jeffrey Sonnenfeld	■	2005	■		■		
Serena Wolfe [4]	■	2023	■*				
Meetings in fiscal 2023			9	5	4	0	0

■ Chair
* Audit committee financial expert
(1) Mr. Jaffe also was a director from 1997-2004.
(2) Executive Chair since 2018.
(3) Mr. Smith was appointed to the Compensation Committee effective as of January 9, 2024.
(4) Ms. Wolfe was appointed to the Audit Committee effective as of January 9, 2024.

Experience and Expertise

The following chart reflects the experience and expertise of our 11 director nominees.

	Amy Banse	Tig Gilliam	Sherrill W. Hudson	Jonathan M. Jaffe	Sidney Lapidus	Teri P. McClure	Stuart Miller	Armando Olivera	Dacona Smith	Jeffrey Sonnenfeld	Serena Wolfe
Leadership and Business Management	■	■	■	■	■	■	■	■	■	■	■
Other Board Membership	■	■	■	■	■	■	■	■		■	■
Real Estate or Housing			■	■	■		■		■		■
Financial, Accounting and/or Investment	■	■	■		■		■	■	■		■
Corporate Governance and Compliance	■	■	■	■	■	■	■	■	■	■	■
Supply Chain Management		■		■		■	■	■	■		
Human Capital	■	■	■	■	■	■	■	■	■	■	■
Strategic Risk Management	■	■	■	■	■	■	■	■	■	■	■
Environmental		■		■			■	■	■		
Technological Innovation	■	■					■	■	■		■
Cybersecurity	■						■				■

Board Diversity

The following chart shows the diversity of our director nominees. Our Board Diversity Matrix showing the diversity of our directors in fiscal year 2022 can be found in our proxy statement filed with the Securities and Exchange Commission (the "SEC") on March 1, 2023.

BOARD DIVERSITY MATRIX		
Total Number of Directors: 11		
	Female	Male
Part I: Gender Identity	3	8
Part II: Demographic Background		
African American or Black	1	1
Hispanic or Latinx	0	1
White	2	6

Corporate Governance Practices

Independence

- All non-management directors are independent
- Independent directors meet regularly in executive session
- All members of the Audit, Compensation, and Nominating and Corporate Governance Committees are independent

Accountability

- Annual election of all directors and majority voting in uncontested elections
- Annual stockholder advisory vote to approve named executive officer ("NEO") compensation
- Compensation clawback policy
- Annual Board and committee evaluations

Board Practices

- Corporate Governance Guidelines that are publicly available and reviewed annually
- Balanced and diverse Board composition
- Risk assessment and risk management oversight function across the full Board and the Audit Committee, including regular review of cybersecurity, safety and other significant risks

Ethical Practices

- Code of Business Ethics and Conduct that is applicable to all our directors, officers, and associates
- Ethics hotline available to all associates as well as third parties
- Audit Committee responsible for reviewing complaints regarding financial, accounting, auditing, code of conduct, or related matters

Alignment with Stockholder Interests

- Pay-for-performance executive compensation program
- Robust stock ownership guidelines for directors and executive officers
- Prohibition against director and executive officer hedging of Lennar stock
- Prohibition against director and executive officer pledging of Lennar stock used to satisfy stock ownership guidelines

Stockholder Engagement

We regularly engage with our stockholders about our business and operations. During fiscal 2023, we spoke with stockholders representing approximately 74% of our non-affiliated outstanding shares about issues of importance to them, including our executive compensation practices and our corporate governance policies.

Performance Highlights

During fiscal 2023, Lennar achieved strong financial and operational performance, including:

REVENUE	PRETAX INCOME	HOME DELIVERIES	NEW HOME ORDERS
$34.2B	$5.2B	73,087	69,111

Sustainability and Human Capital Management Highlights

Sustainability. During fiscal 2023, Lennar realized some key achievements against our larger Environmental, Social and Governance ("ESG") strategy. Some of these achievements include:

- Completed Lennar's first inventory of GHG emissions across Scopes 1, 2 and 3 (for fiscal 2022);
- Launched the Lennar Educational Assistance Program to provide our associates with student debt repayment;
- Contributed $1,000 per home delivered in fiscal 2023, for a total of $73.1 million, to the Lennar Foundation, a foundation created in 1989 that is focused on helping people through medical research, education, jobs training, and support for vulnerable groups; and
- Recognized as a Great Place to Work® by the U.S. National Employee Engagement Study.

For a more detailed discussion regarding ESG highlights, see "Corporate Governance Information – Sustainability at Lennar – Building a Sustainable Lennar" in this proxy statement.

Human Capital Management. At Lennar, our people are at the heart of what we do. Every day, they collaborate with innovation and passion to move our strategy forward, directly contributing to our goal to become the nation's best homebuilder. Our people are a reflection of our core pillars: integrity, quality and value—the "why" behind what we do and our commitment to our homebuyers.

Our success starts and ends with having the best talent, and, as a result, we are focused on attracting, developing, engaging and retaining our associates.

We are committed to the health and safety of our associates and trade partners and to broader safety and regulatory compliance which require that our associates take safety courses aligned with their respective functions.

For a more detailed discussion regarding human capital management highlights, see "Corporate Governance Information – Human Capital Management" in this proxy statement.

Compensation Practices

We employ a number of practices that reflect our pay-for-performance compensation philosophy and related approach to executive compensation.

 **What we do**

- Directly link pay of senior management to performance and stockholder returns
- Maintain a compensation clawback policy
- Maintain robust stock ownership guidelines for executive officers and our directors
- Require a "double-trigger" for change in control severance benefits
- Retain an independent compensation consultant

 **What we don't do**

- No hedging by executive officers
- No excise tax "gross-up" payments, except with respect to required HSR Act filings in connection with our equity grants and related expenses
- No supplemental company-paid retirement benefits not available to all employees
- No employment contracts with our NEOs
- No excessive severance or change in control benefits

Compensation Highlights

In a continued effort to be responsive to the feedback we received from extensive outreach to our shareholders in fiscal 2022, management in fiscal 2023 consulted with an independent compensation advisor to obtain additional input on how we could continue to improve on the progress we made in fiscal 2022 in aligning our executive compensation programs with shareholder interests. The Compensation Committee is proud to report that approximately 86% of the votes cast at our 2023 Annual Meeting were voted in favor of our executive compensation. This strong stockholder approval of our executive compensation is the result of the Compensation Committee's consistent efforts to align with and be responsive to our stockholders.

Informed by additional feedback received during extensive outreach to stockholders and consultations with its independent compensation advisor, the Compensation Committee approved additional significant changes to the fiscal 2023 executive compensation programs for each of Stuart Miller, the Company's Executive Chairman and Co-Chief Executive Officer, Jonathan Jaffe, the Company's Co-Chief Executive Officer and President, and Rick Beckwitt, the Company's former Co-Chief Executive Officer and Co-President. Mr. Beckwitt retired from the Company effective as of September 1, 2023. For more information on Mr. Beckwitt's retirement, see "Compensation Discussion and Analysis – Executive Transitions – Departure of Rick Beckwitt" in this proxy statement. The table below shows the feedback received from stockholders, and the resulting changes that were made to the executive compensation program.

What Stockholders Said:	Action We Took:
The short-term cash incentive bonus opportunity for our Co-CEOs, which is a profit-sharing arrangement based on a percentage of Pretax Income subject to a capital charge, should be reduced.	• We reduced the Pretax Income (as defined in the Compensation Discussion and Analysis section of this proxy statement) profit-sharing percentage from 0.58% to 0.20% for Mr. Miller, and from 0.51% to 0.15% for Messrs. Jaffe and Beckwitt (though we note that in connection with Mr. Beckwitt's retirement, Mr. Beckwitt was not eligible to receive any cash bonuses relating to the fiscal year 2023). • This decreases the total short-term incentive bonus payable to each executive, while still incentivizing growth in Pretax Income and strengthening the link between short-term incentive payouts and the Company's performance.
Long-term equity incentives should be more heavily weighted towards performance-based awards versus time-based shares. Stockholders suggested that equity pay mix be 60% performance-based and 40% time-based awards.	• With respect to Messrs. Miller, Jaffe, and Beckwitt, during fiscal 2023, the equity pay mix was approximately 70% performance-based and 30% time-based awards, which is a heavier emphasis on the performance-based awards than suggested by our stockholders and an increase in the emphasis on the performance-based awards since fiscal 2022 where the equity pay mix was approximately 65% performance-based and 35% time-based awards. • The increases in the performance share allocation are to provide greater alignment with long-term value creation for our stockholders.
Target award payouts for performance-based awards should only be provided in connection with outperformance of peers, which provides a stronger link between executive pay and the Company's performance. Target should be greater than the 50th percentile relative to our peer group. Stockholders' suggested target: 55th percentile.	• The performance-based award target award payouts for Messrs. Miller, Jaffe, and Beckwitt were increased to the 65th percentile, which is a higher performance-based awards target than suggested by our stockholders and an increase from the 60th percentile in fiscal 2022. • The increase in the performance target goals to the 65th percentile relative to those in our peer group means we require greater outperformance of our peers for our NEOs to earn target payouts. This further strengthens the alignment between executive compensation and the Company's performance.
Payout level of long-term equity incentives at threshold performance achievement should be lowered.	• The payout level at threshold performance achievement was lowered from 50% of target to 30% of target for Messrs. Miller, Jaffe, and Beckwitt. • This reduces compensation for underperformance and strengthens the link between executive compensation and Company's performance.

Our executive compensation policies and practices reinforce our pay-for-performance philosophy. As shown below, the vast majority of fiscal 2023 compensation for our executives was performance-based or equity-based and, as further described in the table above, the performance goals for our equity-based awards were increased. A greater discussion on our commitment to pay for performance is included separately in "Compensation Discussion and Analysis—Our Compensation Practices— We Tie Executive Compensation to Performance" in this proxy statement.

2023 COMPENSATION PAY MIX



Average Top 3 NEOs[1]

3% Base Salary
14% Annual Cash Incentive
83% Equity-Based Incentive
97% Performance or Equity-Based

Average Other NEOs

13% Base Salary
45% Annual Cash Incentive
42% Equity-Based Incentive
87% Performance or Equity-Based

(1) Includes Mr. Beckwitt who retired from the Company effective as of September 1, 2023. Information for Mr. Beckwitt is based solely on his compensation earned for fiscal year 2023 and does not include the payment received by Mr. Beckwitt in connection with his retirement or the outstanding shares of service-based restricted stock held by Mr. Beckwitt which vested upon his retirement. For more information on Mr. Beckwitt's retirement, see "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement.

Consistent with our compensation objectives, our named executive officers received the following total direct compensation (base salary, annual cash incentive awards, and equity awards) for fiscal 2023:

2023 NEO COMPENSATION SUMMARY

Name	Salary ($)	Stock Awards ($)	Annual Cash Incentive Awards ($)	Total ($)
Stuart Miller Executive Chairman and Co-Chief Executive Officer (effective September 1, 2023)	1,000,000	26,270,845	7,000,000	34,270,845
Jonathan M. Jaffe Co-Chief Executive Officer and President (effective September 1, 2023)	800,000	22,999,640	5,306,190	29,105,830
Diane Bessette Vice President, Chief Financial Officer and Treasurer	750,000	3,230,346	3,000,000	6,980,346
Jeff McCall Executive Vice President	750,000	1,740,157	3,000,000	5,490,157
Mark Sustana Vice President, General Counsel and Secretary	500,000	1,550,259	1,225,000	3,275,259
David Collins Vice President and Controller	325,000	950,471	900,000	2,175,471
Rick Beckwitt Former Co-Chief Executive Officer and Co-President	535,385	22,999,640	—	23,535,025

Proposal 1:
Election of Directors

Directors are elected at each annual meeting of stockholders for a term expiring at the next annual meeting. Upon the recommendation of the Nominating and Corporate Governance Committee (the "NCG Committee"), our Board has nominated Amy Banse, Theron I. ("Tig") Gilliam, Sherrill W. Hudson, Jonathan M. Jaffe, Sidney Lapidus, Teri P. McClure, Stuart Miller, Armando Olivera, Dacona Smith, Jeffrey Sonnenfeld and Serena Wolfe for re-election, each for a term that will expire at the next annual meeting of stockholders. Each nominee has consented to serve if elected. Mr. Smith is a new director who was elected to the Board in September 2023 (effective September 22, 2023), and Ms. Wolfe is a new director who was elected to the Board in July 2023 (effective September 2, 2023). Mr. Smith and Ms. Wolfe were recommended to the NCG Committee for consideration as director candidates as follows: Ms. Wolfe was recommended by our Executive Chairman and Co-Chief Executive Officer, and Mr. Smith was recommended by another senior member of our management team. There are no arrangements between any director nominee and any other person pursuant to which such director nominee was selected as a director nominee.

Our Board is responsible for overseeing the management of our business. We believe that each of our director nominees possesses the necessary experience, skills, and qualities to fully perform the duties of a director and to contribute to Lennar's success. In addition, we believe each of our director nominees possesses outstanding personal integrity and interpersonal and communication skills, is highly accomplished professionally, has an understanding of the interests and issues that are important to our stockholders, and is able to dedicate sufficient time to fulfilling the obligations of a director. Each director nominee's principal occupation and other pertinent information about each director nominee's experience, qualifications, attributes and skills that led the Board to conclude that these individuals should serve as directors follows below.

We keep our non-management directors informed of our business at meetings and through reports and analyses presented to the Board or to committees of the Board. Regular communications between the directors and management also occur apart from meetings of the Board of Directors and committees of the Board. Among other things, from time to time, the Board schedules calls with senior management to discuss the Company's business strategies.

Nominees for Election



Amy Banse

Age: 64
Director Since: 2021
Independent

Committees
- Compensation
- Nominating and Corporate Governance

Professional Experience

Ms. Banse is a Venture Partner with Mastry, an early-stage venture capital fund. Ms. Banse previously served as executive vice president, Comcast Corporation, a global media and technology company, and as managing director and head of funds at Comcast Ventures LLC from August 2011 to September 2020. Under her leadership, Comcast Ventures grew the size and diversity of its portfolio, making it one of the country's most active corporate venture arms, investing in early and later-stage companies across a wide spectrum of industries, including commerce, digital media, cybersecurity, SaaS, enterprise, and autonomous vehicles. From 2005 to 2011, Ms. Banse was senior vice president, Comcast Corporation and president, Comcast Interactive Media, a division of Comcast responsible for developing online strategy and operating the company's digital properties. In this role, she drove the acquisition of a number of digital properties, including Fandango, and, together with her team, oversaw the development of Xfinity TV. During her tenure at Comcast beginning in 1991, Ms. Banse held various positions at the company, including content development, programming investments and overseeing the development and acquisition of Comcast's cable network portfolio. Earlier in her career, Ms. Banse was an associate at Drinker, Biddle & Reath LLP.

Qualifications

The Board nominated Ms. Banse to serve as a director because of her experience with digital media and technology and cybersecurity, her strategic and financial expertise, and her executive leadership experience.

Other Boards
- Adobe, Inc.
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- The Clorox Company



Tig Gilliam

Age: 59

Director Since: 2010

Independent

Committees

- Audit (financial expert)
- Compensation
- Independent Directors Transactions

Professional Experience

Mr. Gilliam has served as Chief Executive Officer of NES Fircroft (formerly known as NES Global Talent), a global talent solutions company, since November 2014. Mr. Gilliam was previously a Managing Director and Operating Partner of AEA Investors LP, a private equity firm, from November 2013 to November 2014, and the Regional Head of North America and member of the Executive Committee at Addeco Group SA, a human resources, temporary staffing, and recruiting firm, from March 2007 until July 2012. From 2002 until he joined Addeco, Mr. Gilliam was with International Business Machines ("IBM"), serving, among other things, as the Global Supply Chain Management Leader for IBM Global Business Services. Mr. Gilliam was a partner with PricewaterhouseCoopers Consulting until it was acquired by IBM in October 2002.

Qualifications

The Board nominated Mr. Gilliam to serve as a director because of his expertise in matters related to supply chain management and human resources.

Other Boards

- GMS, Inc.



Sherrill W. Hudson

Age: 81

Director Since: 2008

Independent

Committees

- Audit (chair, financial expert)
- Compensation

Professional Experience

Mr. Hudson served on the Board of TECO Energy, Inc., an energy-related holding company, from January 2003 until July 2016. Previously, Mr. Hudson was Executive Chairman of TECO Energy from August 2010 to December 2012, and Chairman and Chief Executive Officer of TECO Energy from 2004 until August 2010. Prior to joining TECO Energy in July 2004, Mr. Hudson spent 37 years with Deloitte & Touche LLP until he retired in 2002. Mr. Hudson is a member of the Florida Institute of Certified Public Accountants.

Qualifications

The Board nominated Mr. Hudson to serve as a director because of his extensive knowledge of accounting and his management experience.

Other Boards

- American Coastal Insurance Corporation



Jonathan M. Jaffe

Age: 64

Director Since: 2018
(also a director from 1997 to 2004)

Co-Chief Executive Officer Since: November 2020

President Since: September 2023
(also President from 2018 to 2020)

Committees

• None

Professional Experience

Mr. Jaffe has served as our Co-Chief Executive Officer and President since September 2023. Prior to that, Mr. Jaffe served as our Co-Chief Executive Officer and Co-President from November 2020 to September 2023. Mr. Jaffe previously served as our President from April 2018 to November 2020. Mr. Jaffe served as our Chief Operating Officer from December 2004 to January 2019, and he continues to have responsibility for the Company's operations nationally. Previously, Mr. Jaffe served as Vice President of Lennar from 1994 to April 2018, and prior to that, he served as a Regional President in our Homebuilding operations.

Qualifications

The Board nominated Mr. Jaffe to serve as a director because he has extensive knowledge of the homebuilding industry and our Company's operations and strategic plans.

Other Boards

• previously, Five Point Holdings, LLC
• previously, Opendoor Technologies Inc.



Sidney Lapidus

Age: 86

Director Since: 1997

Lead Director Since: 2005

Independent

Committees

• Independent Directors Transactions (chair)
• Executive

Professional Experience

Mr. Lapidus is a retired partner of Warburg Pincus LLC, a private equity investment firm, where he was employed from 1967 until his retirement in 2007.

Qualifications

The Board nominated Mr. Lapidus to serve as a director because of the extensive knowledge of business enterprises (including homebuilding companies) and corporate governance he gained as a partner in a private equity investment firm and as a director of a number of publicly- and privately-owned companies.

Other Boards

• Mr. Lapidus serves on the boards of a number of non-profit organizations
• previously, Knoll, Inc.



Teri P. McClure

Age: 60
Director Since: 2013
Independent

Committees
- Compensation (chair)
- Nominating and Corporate Governance

Professional Experience

From 1995 until her retirement in 2019, Ms. McClure worked at United Parcel Service ("UPS"), serving most recently as Chief Human Resources Officer and Senior Vice President, Labor. Ms. McClure has served in various positions at UPS, including Chief Legal, Communications and Compliance Officer, and, prior to that, Senior Vice President of Legal, Compliance and Public Affairs, General Counsel and Corporate Secretary. Before joining UPS, Ms. McClure practiced with the Troutman Sanders law firm in Atlanta.

Qualifications

The Board nominated Ms. McClure to serve as a director because of her long tenure as a senior executive of a Fortune 100 company, strong operational capabilities and broad business experience.

Other Boards
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Stuart Miller

Age: 66
Director Since: 1990
Executive Chairman Since: 2018
Co-Chief Executive Officer (effective September 1, 2023)

Committees
- Executive

Professional Experience

Mr. Miller has served as our Executive Chairman since April 2018 and as our Executive Chairman and Co-Chief Executive Officer since September 2023. Previously, Mr. Miller served as our Chief Executive Officer from 1997 to April 2018 and as our President from 1997 to April 2011. Before 1997, Mr. Miller held various executive positions with us.

Qualifications

The Board nominated Mr. Miller to serve as a director because he has extensive knowledge of the homebuilding industry, he has been in executive leadership positions at the Company for decades and he is able to define the Company's strategy and future priorities.

Other Boards
- Doma Holdings, Inc.
- Five Point Holdings, LLC



Armando Olivera

Age: 74
Director Since: 2015
Independent

Committees
- Audit (financial expert)
- Nominating and Corporate Governance

Professional Experience

Mr. Olivera is the retired President & Chief Executive Officer of Florida Power & Light Company ("FPL"), one of the largest investor-owned electric utilities in the United States. Mr. Olivera also served as Chairman of the Boards of two non-profits: Florida Reliability Coordinating Council, which focuses on the reliability and adequacy of bulk electricity in Florida, and Southeastern Electric Exchange, which focuses on coordinating storm restoration services and enhancing operational and technical resources. After his retirement from FPL in May 2012, Mr. Olivera served as senior advisor at Britton Hill Partners, a private equity firm. From 2017 until 2021, Mr. Olivera was a venture partner in the sustainability practice of Ridge-Lane LP, a venture development firm. Mr. Olivera is a Director of Consolidated Edison, Inc. where he serves as the Chair of the Safety Environmental Operations and Sustainability Committee and a member of the Audit, Finance and Executive Committees. Mr. Olivera also serves as a Director of Fluor Corporation where he is the Chair of the Commercial Strategies and Operational Risk Committee and a member of the Executive and Governance Committees, and where he previously served on the Audit Committee. Mr. Olivera served as a Director of AGL Resources Inc. from December 2011 until July 2016. Mr. Olivera was a Trustee and Vice Chair of Miami Dade College until 2018. Mr. Olivera is Trustee Emeritus of Cornell University, Co-Chair of Cornell Engineering College Fund Raising Campaign, and member of the Cornell University Fund Raising Campaign, as well as a member of the Advisory Council at the Cornell Atkinson Center for Sustainability.

Other Boards
- Consolidated Edison, Inc.
- Fluor Corporation

Qualifications

The Board nominated Mr. Olivera to serve as a director because of his leadership, engineering, and operations experience. Mr. Olivera's experience from his leadership positions at FPL, and his service on other boards, supports the Board in its oversight of the Company's management, financial, operations, and strategic planning activities.



Dacona Smith

Age: 51
Director Since: 2023
Independent

Committees
- Compensation (as of January 9, 2024)

Professional Experience

Mr. Smith retired from Walmart Inc. ("Walmart") in 2023 after a career there spanning over 30 years. Mr. Smith began as an hourly associate at a Walmart store and eventually held several executive positions, including roles in store management, regional management, and corporate operations. Most recently, he served as Executive Vice President and Chief Operations Officer, Walmart U.S. Stores.

Qualifications

The Board nominated Mr. Smith to serve as a director because of his expertise in matters relating to the retail industry, as well as his strong operational capabilities and executive leadership experience.



Jeffrey Sonnenfeld

Age: 69

Director Since: 2005

Independent

Committees
- Audit
- Nominating and Corporate Governance (chair)

Professional Experience

Mr. Sonnenfeld has served as the Senior Associate Dean for Executive Programs and the Lester Crown Professor-in-the-Practice of Management at the Yale School of Management since 2001. In 1989, Mr. Sonnenfeld founded the Chief Executive Leadership Institute of Yale University, the world's first "CEO College," and he has served as its President since that time. Previously, Mr. Sonnenfeld spent ten years as a professor at the Harvard Business School. Recently, Mr. Sonnenfeld was named by Business Week as one of the world's "ten most influential business school professors." He has chaired several blue-ribbon commissions for the National Association of Corporate Directors, and the NACD's Directorship magazine recently named him one of the "100 most influential figures in governance." Mr. Sonnenfeld was recognized by *Poets & Quants Magazine* as the 2022 Professor of the Year in recognition of his high-profile efforts to catalyze the historic exits from Russia of over 1,000+ global businesses after the invasion of Ukraine and was named to *Worth Magazine*'s "Worthy 100 Leaders," an annual global listing of the most influential leaders across society. Mr. Sonnenfeld was also presented the *2023 Greatest Impact on Corporate Boards* award by *Corporate Board Member* magazine and is the recipient of the Academy of Management's 2023 Award for Distinguished Scholar-Practitioner. *Corporate Board Member* magazine has also awarded Mr. Sonnenfeld its "Most Influential Voice" award. He was awarded the Ellis Island Medal in 2018 by the US Ellis Island Foundation and awarded many scholarly honors for the impact of his many research articles on leadership and governance matters. In addition to his post as a regular commentator for CNBC, he is a columnist for Fortune, a regular commentator on PBS's "Nightly Business Report," and a frequently cited management expert in the global media. Mr. Sonnenfeld's columns also regularly appear in The Wall Street Journal, Forbes, The Washington Post, Politico, and the New York Times.

Other Boards
- IEX Group Investors Exchange
- Atlas Merchant Capital

Qualifications

The Board nominated Mr. Sonnenfeld to serve as a director because of his business acumen and experience, as well as his exceptional work in the areas of corporate governance and leadership development as President of the Chief Executive Leadership Institute of Yale University.



Serena Wolfe

Age: 44

Director Since: 2023

Independent

Committees
- Audit (financial expert) (as of January 9, 2024)

Professional Experience

Ms. Wolfe is Chief Financial Officer of Annaly Capital Management, Inc. ("Annaly"). Ms. Wolfe has over 20 years of experience in accounting, of which 13 years were focused solely on real estate practice. Prior to joining Annaly in December 2019, Ms. Wolfe served as a Partner at Ernst & Young LLP ("EY") since 2011. Ms. Wolfe held a variety of roles across industries since beginning her career at EY in 1998, including most recently as EY's Central Region Real Estate Hospitality & Construction leader since 2017. Ms. Wolfe currently serves on the board of Doma Holdings, Inc. Ms. Wolfe is a Certified Public Accountant in the states of New York and California.

Qualifications

The Board nominated Ms. Wolfe to serve as a director because of her extensive experience in the real estate sector as both a public company audit partner and her financial expertise as a Chief Financial Officer of a public company, as well as her experience in cybersecurity matters.

Other Boards
- Doma Holdings, Inc.

 **FOR** 〉 **The Board of Directors recommends a vote "FOR" all the director nominees.**



Corporate Governance

Board Independence

Each year, the Board undertakes a review of director independence, which includes a review of each director's responses to questionnaires asking about any relationships with us.

The Board reviewed director independence in January 2024 and determined that each of Ms. Banse, Mr. Gilliam, Mr. Hudson, Mr. Lapidus, Ms. McClure, Mr. Olivera, Mr. Smith, Mr. Sonnenfeld and Ms. Wolfe is "independent" under the New York Stock Exchange ("NYSE") corporate governance listing standards and the director independence standards set forth in our Corporate Governance Guidelines, which are consistent with the NYSE standards. After considering any relevant transactions or relationships between each director or any of his or her family members on one side, and the Company, our senior management or our independent registered public accounting firm on the other side, the Board of Directors has affirmatively determined that none of the independent directors has a material relationship with us (either directly, or as a partner, significant stockholder, officer or affiliate of an organization that has a material relationship with us), other than as a member of our Board. In determining whether Mr. Gilliam is independent, the Board viewed Mr. Gilliam's position as a director of GMS, Inc., a company that supplies drywall to Lennar ("GMS"), as not impairing his independence. The Board also considered that NES Fircroft, where Mr. Gilliam is Chief Executive Officer, and Generation Brands, from which Lennar purchases lighting products, are both subsidiaries of AEA Investors LP, of which Mr. Gilliam was a Managing Director and Operating Partner from November 2013 to November 2014, but did not view these relationships as impairing Mr. Gilliam's independence. In determining whether Ms. McClure is independent, the Board viewed Ms. McClure's position as a director of GMS as not impairing her independence. In determining whether Ms. Banse is independent, the Board viewed Ms. Banse's position as an outside advisor to, and limited partner in, Mastry, a third-party fund in which a Lennar subsidiary has an investment, as not impairing her independence.

Board Leadership Structure

Mr. Lapidus serves as our Lead Director. The Lead Director presides over Board meetings and presides at all meetings of our independent directors. The Lead Director's additional duties, which are listed in our By-Laws, include:

- at the request of the Board of Directors, presiding over meetings of stockholders;
- conveying recommendations of the independent directors to the full Board; and
- serving as a liaison between the Board and management.

Our Board believes that having an Executive Chairman and an independent Lead Director, each with distinct responsibilities, works well for us because all but two of our directors (our Executive Chairman and Co-Chief Executive Officer and our Co-Chief Executive Officer and President) are independent, and our Lead Director can cause the independent directors to meet in executive sessions at any time. Therefore, the Lead Director can at any time bring to the attention of a majority of the directors any matters he thinks should be addressed by the Board.

Filling Seats on the Board

The NCG Committee endeavors to create a Board with a diversity of backgrounds and a variety of life experiences, made up of individuals with a history of conducting their personal and professional affairs with the utmost integrity and consistent with the highest standards of values, character and ethics. Beyond those threshold requirements, the NCG Committee and the Board of Directors have determined that a Lennar director should have the following characteristics, as set forth in our Corporate Governance Guidelines:

- ability to comprehend Lennar's strategic goals and to help guide management to accomplish those goals;
- time available to participate in person in Board and committee meetings and to be present at annual meetings of stockholders;
- willingness to demand that officers and associates conduct themselves, and require all individuals they supervise to conduct themselves, at all times in an honest and ethical manner in all their dealings on behalf of the Company; and

- knowledge of, and experience with regard to, at least some of the following: (i) real estate properties and real estate-related loans and securities, including any related lending and financing activities; (ii) public company regulations imposed by the SEC and the NYSE, among others; (iii) portfolio and risk management; (iv) the major geographic locations within which the Company operates; (v) sound business practices; and (vi) accounting and financial reporting.

The NCG Committee will consider possible candidates for nomination as directors suggested by management, by directors, and by stockholders. If a stockholder wishes to recommend a potential nominee for director, the stockholder should submit a recommendation in writing to the NCG Committee at the address set forth under "Corporate Governance — Communication with the Board of Directors" containing: the recommending stockholder's name and contact information; the candidate's name, age and contact information; a description of the candidate's background and qualifications at present and for the past five years; the reasons why the recommending stockholder believes the candidate would be well suited for the Board; a written statement by the candidate that the candidate is willing and able to serve on the Board; a written statement by the recommending stockholder that the candidate meets the criteria established by the Board; any information relevant to a determination of whether the candidate can be considered an independent director; any business or personal relationship of the candidate with the recommending stockholder; any arrangements between the candidate and anyone other than the Company to compensate the candidate for seeking election to the Board or serving on the Board; a brief description of the recommending stockholder's ownership of our common stock and the period during which such shares have been held and a completed and signed questionnaire, representation and agreement and any and all other information required by our By-Laws.

The NCG Committee will evaluate the suitability of potential candidates recommended by stockholders in the same manner as it evaluates all other candidates. When deciding whether to recommend that the Board of Directors nominate a candidate who has been presented by a stockholder, the NCG Committee will consider, among other things, the candidate's background and qualifications and whether it is appropriate to add another director to the Board. The NCG Committee may conduct an independent investigation of the background and qualifications of a candidate recommended by a stockholder and may request an interview with the candidate.

Board Committees

The Board has five standing committees: the Audit, Compensation, NCG, Executive, and Independent Directors Transactions Committees. The charters of each of the Audit Committee, the Compensation Committee, and the NCG Committee setting forth the committees' respective responsibilities can be found in the Investor Relations—Governance section of our website at www.lennar.com. Those charters also are available in print to any stockholder who requests them through our Investor Relations department. We periodically review and revise the committee charters. The Audit Committee and the Compensation Committee charters were most recently revised on June 22, 2023, and the NCG Committee charter was most recently revised on June 22, 2022. Only independent directors may serve on any of our committees, except the Executive Committee.



Chair:
Sherrill Hudson

Members:
Tig Gilliam
Armando Olivera
Jeffrey Sonnenfeld
Serena Wolfe*

As of January 9, 2024

Audit Committee

THE AUDIT COMMITTEE IS RESPONSIBLE FOR:

- selecting and overseeing the engagement and performance of our independent auditors;
- pre-approving all audit and non-audit services provided by our independent auditors;
- reviewing reports regarding our internal control environment, systems, and performance;
- overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;
- discussing and reviewing our policies with respect to risk assessment and risk management, including guidelines and policies governing our risk assessment and risk management processes;
- overseeing cybersecurity matters, including response planning, disaster recovery and business continuity considerations; and
- assisting the Board on corporate responsibility and environmental, social and governance matters, as well as oversight of associated risks.

The Board of Directors has determined that each member of the Audit Committee meets the independence requirements under the NYSE's corporate governance listing standards and the independence standards for audit committee members required by the SEC, and that each member is financially literate, knowledgeable, and qualified to review financial statements. In addition, the Board of Directors has determined that each of Mr. Gilliam, Mr. Hudson, Mr. Olivera and Ms. Wolfe meets the requirements of an audit committee financial expert under SEC rules.



Chair:
Teri P. McClure

Members:
Amy Banse
Tig Gilliam
Sherrill Hudson
Dacona Smith*

As of January 9, 2024

Compensation Committee

THE COMPENSATION COMMITTEE IS RESPONSIBLE FOR:

- designing our executive compensation philosophy, policies, and plans;
- establishing CEO and other executive salaries, targets, and performance goals for annual incentive awards and certifying that the goals have been attained;
- establishing terms of equity awards and other forms of compensation for our senior executives and our directors;
- administering the Company's equity-based plans, including our 2016 Equity Incentive Plan, as amended and restated (the "2016 Equity Plan"), and making or approving the grant of stock options, restricted stock and other equity-based awards under such plans;
- reviewing the results of the annual advisory stockholder vote on executive compensation and considering whether to recommend adjustments to Lennar's executive compensation policies and plans as a result of such votes;
- providing guidance on general compensation programs and practices for all associates; and
- overseeing the Company's human capital management.

The Compensation Committee has the authority to engage the services of outside legal or other experts and advisors as it deems necessary and appropriate to assist the committee in fulfilling its duties and responsibilities. For more information on outside advisors, see the Compensation Discussion and Analysis section of this proxy statement, which begins on page 29.

The Board of Directors has determined that each member of the Compensation Committee meets the independence requirements under the NYSE's corporate governance listing standards and meets the independence standards for compensation committee members required by the SEC.

Compensation Committee Interlocks and Insider Participation

None of the directors who served on the Compensation Committee during fiscal 2023 was, or ever has been, an officer or employee of the Company. There were no transactions between Lennar and any of the directors who served as members of the Compensation Committee for any part of fiscal year 2023 that would require disclosure by Lennar under the SEC's rules requiring disclosure of certain relationships and related-party transactions.



Chair:
Jeffrey Sonnenfeld

Members:
Amy Banse
Teri P. McClure
Armando Olivera

Nominating and Corporate Governance Committee

THE NCG COMMITTEE IS RESPONSIBLE FOR:

- soliciting, considering, recommending, and nominating candidates to serve on the Board under criteria adopted by it from time to time;
- advising the Board with respect to Board and Committee composition;
- reviewing and recommending changes to our Corporate Governance Guidelines;
- overseeing orientation for new directors and periodic evaluations of the Board and the committees;
- overseeing the Company's environmental, social and governance efforts and progress; and
- reviewing and reporting to the Board on a periodic basis with regard to matters of corporate governance.

The Board of Directors has determined that each member of the NCG Committee meets the independence requirements under the NYSE's corporate governance standards.



Independent Directors Transactions Committee

As permitted by our By-Laws, our Board of Directors has established this committee with the authority to approve certain transactions between Lennar and Five Point Holdings, LLC (in which we own a substantial minority interest), and to review and make recommendations to the Board with respect to other matters referred to it by the Board.

Chair:
Sidney Lapidus
Member:
Tig Gilliam

Members:
Sidney Lapidus
Stuart Miller

Executive Committee

As permitted by our By-Laws, our Board has established this committee with the authority to act on behalf of the Board, except as that power is limited by the corporate laws of the State of Delaware or by our Board.

Risk Management

Board Role in Management of Risk

Our Board is actively involved in the oversight and management of risks that could affect Lennar. Management, in consultation with the Board, identifies areas of risk that particularly affect us. Senior members of our management team report to the Board on each of those areas of risk on a rotating basis at the regularly scheduled quarterly Board meetings. The areas of risk reported to the Board change from time to time based on business conditions, the advice of outside advisors, and a review of risks identified by our competitors in their public filings. Currently, the risk areas reported on to our Board on a regular basis relate to housing inventory and land supply, construction costs and homebuilding overhead, construction quality and warranty, our Multifamily business, our financial services business, associate retention and human resources, legal (including regulatory and compliance issues), natural disasters and information technology (including cybersecurity), taxation and strategic investments.

Our Board of Directors also asks for and receives reports on other risks that affect the Company after review of business presentations made during regular Board meetings. In addition, one of the responsibilities of our Audit Committee is to discuss and review policies with respect to risk assessment and risk management, including guidelines and policies governing our risk assessment and risk management processes. The Audit Committee is also charged with overseeing certain areas of material risks to the Company, including cybersecurity and safety risks (discussed further below).

Compensation-Related Risks

In 2023, as part of our risk management process, we conducted a comprehensive review and evaluation of our compensation programs and policies. The assessment covered each material component of executive and non-executive compensation. In evaluating our compensation components, we identified risk-limiting characteristics including the following:

- We conduct an annual comprehensive analysis of peer group compensation and refer to broader market-based benchmarking studies to evaluate how our compensation program compares. Relative to our peers, we continue to require above-median performance targets to earn target payouts. This mitigates the risk of excessive compensation relative to our peers and strengthens the Pay-for-Performance link between executive compensation and Company performance.

- A high percentage of our overall pay mix to senior management and key associates is equity-based, and such equity-based awards are more heavily weighted toward performance-based shares vesting over three years versus time-based shares. Our cash bonuses are capped at a certain dollar amount for Messrs. Miller and Jaffe. This mitigates the risk of excessive focus on short-term returns and encourages long-term value creation.

- The Compensation Committee may use negative discretion to adjust annual incentive compensation downward when warranted.

- We have a compensation clawback policy that may be triggered in the event of a restatement of financial results, consistent with the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any applicable rules or standards adopted by the SEC (including Rule 10D-1 under the Exchange Act) ("Rule 10D-1") and the NYSE.
- Our stock ownership guidelines require executive officers to hold a meaningful amount of Lennar stock, which mitigates the risk of excessive focus on short-term returns and aligns the interests of those executives with the interests of stockholders.

Cybersecurity Risks

Cybersecurity is an integral part of risk management at our Company. Our Audit Committee is responsible for the oversight of cybersecurity risks, and receives a cybersecurity report from management at least quarterly, and more often as needed. The report includes information regarding the nature of threats, defense and detection capabilities, incident response plans and associate training activities. Additionally, our Board is briefed by management on cybersecurity risks on a quarterly basis. In the last three years, we have not had a significant cybersecurity breach or attack that had a material impact on our business or results of operations.

The Company's cybersecurity program is periodically assessed by an independent third party. We utilize information technology security experts to assist us in our evaluations of the effectiveness of the security of our information technology systems, and we regularly enhance our security measures to protect our systems and data. We use various encryption, tokenization and authentication technologies to mitigate cybersecurity risks and have increased our monitoring capabilities to enhance early detection and rapid response to potential cyber threats. We provide cybersecurity awareness training of threats to associates at least annually and routinely deploy simulated phishing tests to increase security awareness.

Corporate Governance Documents

Our Corporate Governance Guidelines describe our practices and policies and provide a framework for our Board governance. The topics addressed in our Corporate Governance Guidelines include director qualifications, director responsibilities, management succession, director compensation, and independence standards.

Our Code of Business Ethics and Conduct, which is applicable to all our directors, officers, and associates, promotes our commitment to high standards for ethical business practices. The Code addresses a number of issues, including conflicts of interest, corporate opportunities, fair dealing, confidential information, and insider trading, and confirms our intention to conduct our business with the highest level of integrity. It states that our reputation for integrity is one of our most valuable assets, and that each director, officer, and associate is expected to contribute to the care and preservation of that asset.

Our Corporate Governance Guidelines and our Code of Business Ethics and Conduct are both available on our website, www.lennar.com, in the Investor Relations—Governance section.

Meetings

Our Board normally meets quarterly, but holds additional meetings as required. In connection with regularly scheduled Board meetings, our independent directors periodically meet in executive session without our non-independent directors and management.

Our Corporate Governance Guidelines require every director to attend substantially all meetings of the Board and of the committees on which they serve. During fiscal 2023, the Board met five times. Each director attended at least 75% of the total number of Board meetings and applicable committee meetings held while that director was serving on our Board. We encourage directors and nominees for election as directors to attend the annual meeting of stockholders. All members of our Board who were serving at the time of the 2023 annual meeting of stockholders attended the virtual meeting.

Communication with the Board of Directors

Stockholders and other interested parties may communicate with our Board, a committee of the Board, the independent directors as a group, or any individual director by sending an e-mail to feedback@lennar.com. These communications will automatically be submitted to our Lead Director, who will distribute them as appropriate.

In addition, anyone who wishes to communicate with our Board, a committee of the Board, the independent directors as a group, or any individual director, may send correspondence to the Office of the General Counsel at Lennar Corporation, 5505 Waterford District Drive, Miami, Florida 33126. The General Counsel will compile and submit on a periodic basis all stockholder correspondence as addressed. Items that are unrelated to the duties and responsibilities of the Board, such as business solicitation or advertisements, junk mail or mass mailings, resumes or other job-related inquiries, and spam, will not be forwarded.

Certain Relationships and Related Transactions

All "related person transactions" (as defined by SEC rules) must be approved by our Audit Committee. Directors and executive officers are specifically asked to disclose such transactions annually. Directors must recuse themselves from any discussion or decision affecting their personal, business, or professional interests.

Current SEC rules require disclosure of any transaction, arrangement, or relationship in which (i) Lennar or one of its subsidiaries is a participant, (ii) the amount involved exceeds $120,000, and (iii) any executive officer, director, director nominee, beneficial owner of more than 5% of Lennar's common stock, or any immediate family member of any such person, has or will have a direct or indirect material interest. Except as described below, since December 1, 2022, we have not had any such transactions, arrangements, or relationships.

In February 2015, Mr. Miller, our Executive Chairman and Co-Chief Executive Officer (effective September 1, 2023), entered into a Time-Sharing Agreement with one of our subsidiaries that provides that Mr. Miller can sub-lease aircraft leased by that subsidiary for non-business or personal business purposes. Under the Time-Sharing Agreement, Mr. Miller pays the subsidiary, out of a prepayment fund established under the terms of the agreement, the aggregate incremental cost of each flight based on a list of expenses authorized by federal regulations. The subsidiary retains sole discretion to determine what flights Mr. Miller may schedule, and the Time-Sharing Agreement specifically provides that Lennar's prior planned use of the aircraft takes precedence over Mr. Miller's use. Mr. Miller paid our subsidiary $698,000 (calculated in accordance with Federal Aviation Administration regulations) for his personal use of the aircraft during fiscal 2023.

Mr. Beckwitt and Mr. Jaffe, our former Co-Chief Executive Officer and Co-President and our current Co-Chief Executive Officer and President, respectively, also entered into Time-Sharing Agreements with our subsidiary that have essentially the same terms as Mr. Miller's agreement, including (for each executive) the establishment of a prepayment fund for the cost of each flight. Mr. Beckwitt paid our subsidiary $157,000 under his February 2015 agreement for his personal use of the aircraft during fiscal 2023 (prior to his retirement). Mr. Jaffe paid our subsidiary $507,000 under his October 2017 agreement for his personal use of the aircraft during fiscal 2023.

In December 2023, Mr. Miller and Mr. Jaffe each entered into additional Time-Sharing Agreements with our subsidiary relating to the use of an additional Company aircraft for non-business or personal business purposes that generally have the same terms as the February 2015 and October 2017 agreements, respectively, including (for each executive) the establishment of a prepayment fund for the cost of each flight. These Time-Sharing Agreements are in addition to the existing Time-Sharing Agreements that Mr. Miller and Mr. Jaffe entered into with our subsidiary in February 2015 and October 2017, respectively, which agreements continue in full force and effect.

In April 2019, Jeffrey Miller, Stuart Miller's brother, entered into an agreement with one of our subsidiaries that provides that Jeffrey Miller can sub-lease an aircraft leased by that subsidiary for personal purposes. The arrangement helps to offset the cost of the aircraft when it is not being used by Lennar. Lennar retains sole discretion to determine what flights may be scheduled. Jeffrey Miller pays for use of the aircraft based on a fee structure similar to that used by third-party charter companies. Jeffrey Miller did not use the aircraft in fiscal 2023, and therefore did not make any payments for his use of the aircraft during fiscal 2023.

Jack Beckwitt, Mr. Beckwitt's son, is employed by Lennar as a Senior Land Acquisition Manager. For fiscal 2023, Jack Beckwitt received a salary of $126,189, a cash bonus of $84,133, and other benefits totaling approximately $8,450 (including matching contributions to his 401(k) plan).

Brad Miller, Mr. Miller's son, is employed by Lennar as a Director of Land Acquisitions. For fiscal 2023, Brad Miller received a salary of $172,800, a cash bonus of $140,000, a grant of restricted Class A common stock with a value of $60,463 and other benefits totaling approximately $16,950 (including matching contributions to his 401(k) plan and a car allowance).

Sustainability at Lennar

Building a Sustainable Lennar

At Lennar, sustainability is about configuring our business to remain financially strong, while employing new technologies to modernize our business practices, and adopting evermore social and environmental practices to fulfill the highest aspirations of our stakeholders. With a foundation of solid governance principles, including our continuing commitment to our core values of quality, value and integrity, we have created an environmentally conscious homebuilding strategy that focuses on inclusion and diversity, and engages and supports the communities where we do business.

We are one of the largest homebuilders in the United States by deliveries, revenues and net earnings, and we build homes to last, meeting the lifestyle preferences of our customers. We include as standard in our new homes sustainable and energy efficient features, making them healthier and easier to live in than prior generations of homes. We are constantly focused on improving the future of home ownership and rental, whether through our commitment to solar energy, our strides to improve water and air quality, or our strategic investments in companies that develop energy and resource saving products. We incorporate these innovative products in new homes and help our partners bring them to market faster. By focusing broadly, we can create healthy homes and family experiences, alongside a strong bottom line, while appealing to both customers and investors who expect and demand a broader social responsibility. We are truly driving the greatest stockholder value and building a "sustainable" Lennar.

ESG Governance Structure

Comprehensive Board oversight of ESG activities rests with the Audit Committee and the Nominating and Corporate Governance Committee and is reflected in the respective charters of each committee. These committees take an active role in the oversight of the Company's ESG strategy and public reporting, as well as related risks to the Company's business, operations and overall strategy. To ensure that ESG is appropriately managed throughout the organization, we have designed the following governance structures:

- **Board of Directors:** Receives regular reports from the Audit Committee and the Nominating and Corporate Governance Committee on key ESG activities and initiatives, as well as any ESG risks that are deemed appropriate for escalation to the full Board;
- **Audit Committee and Nominating and Corporate Governance Committee:** Oversee ESG activities, including ESG strategy, reporting and risk oversight.
- **Executive Chairman and Co-Chief Executive Officer and Co-Chief Executive Officer and President:** Provide executive direction on ESG strategy; and
- **ESG Working Groups:** We routinely form working groups, composed of functional and business unit leaders, to inform our ongoing development of a refreshed, forward-looking ESG strategy.

Further, our robust company-wide environmental compliance program, the Lennar Environmental Management System, sets consistent standards and procedures to promote and improve the evaluation of environmental conditions and compliance with environmental laws to which we are subject.

Our Key ESG Priorities

STOCKHOLDERS

We are focused on creating long-term value for our stockholders through a commitment to corporate ethics, risk management, careful execution of our strategies, and investments in initiatives that we believe are redefining the future of both Lennar and our industry. While we are intensely focused on our core homebuilding business, we believe our technology initiatives represent a significant opportunity to create efficiencies in our internal operations and to reduce our costs, which drive overall value for our stockholders.

HOMEBUYERS

We are bringing the dream of homeownership to our homebuyers. We use our size to maximize our purchasing power so we can provide our homeowners with luxury features as standard items through our Everything's Included® approach. We also provide connected homes that are Wi-Fi-guaranteed with no dead spots and green building features that reduce energy consumption and costs. Our investments in technology provide our homeowners with enhanced experiences, including our digitized financing process that allows homeowners to finance their homes with less paper, in less time, and with more transparency.

MULTIFAMILY

Additionally, our Multifamily business has been engaged in the development of multifamily communities since 2011. From inception through the end of fiscal 2023, the Multifamily business has capitalized and developed 119 multifamily residential communities with approximately 35,900 rental units across 20 states throughout the United States. The communities developed by the Multifamily business include a diversified mix of conventional garden, mid-rise and high-rise multifamily properties in urban and suburban locations near major employment centers. Most communities offer residents a mix of studio, one, two, and three-bedroom homes.

SINGLE-FAMILY RENTERS

Through our Upward America Venture, our single-family rental housing program, we aim to make single family living accessible to broader and more diverse array of the population. Upward America offers brand-new Lennar homes for rent by purchasing newly completed homes and making them available to those with the desire to experience a single-family lifestyle but are not yet able to own. Upward America's social focus provides a unique opportunity for families and individuals across the country to live in brand-new Lennar homes, at an attainable price point. Rooted in ESG principles, Upward America rents homes that are sustainability-focused, technology-driven, and built with environmentally sensitive materials designed to minimize ongoing environmental impact.

ENVIRONMENT

Our purchasing power enables us to include green features in our homes. Each new home we build is healthier and more energy-efficient, and has less impact on the environment, than prior generations of homes as a result of features like:

- Solar power that generates clean energy:
  - over 13,000 solar power Lennar home deliveries in fiscal 2023
  - over 76,000 solar power Lennar home deliveries since 2013
- Low-VOC paint that reduces pollution
- WaterSense® faucets that reduce water flow without sacrificing performance
- Low-E windows that reduce infrared and ultraviolet light coming into the home
- Energy Star® appliances that reduce energy consumption

In addition, we continue to evaluate, test and pilot new products and technologies in this area on an ongoing basis. Furthermore, our home design and engineering work optimizes building materials and reduces construction waste. We are embracing green practices as we move toward a more environmentally and economically sustainable future.

In 2022, we also engaged a third-party sustainability consultant to evaluate and measure our greenhouse gas ("GHG") emissions across Scopes 1, 2 and 3 substantially in accordance with the GHG Protocol Accounting and Reporting Standard. We have completed our Company's first comprehensive GHG inventory for fiscal 2022, and more information on this evaluation and the results can be found in our 2023 Social Responsibility Report, which is publicly available on our website. We plan to provide updates to this data in our future annual Social Responsibility Reports, which complement the updates to our ESG strategy and priorities that we describe here. We believe that calculating our carbon footprint allows us to provide greater transparency regarding our current GHG emissions and constitutes an important step in our efforts to better understand the impact of our business operations on the environment.

COMMUNITY

Giving back to the communities in which we operate, with both our time and financial support, is one of our core values.

The Lennar Foundation. The Lennar Foundation, created in 1989, is focused on helping people through medical research, education, jobs training, and support for vulnerable groups. Lennar contributed $1,000 per home delivered in fiscal 2023, for a total of $73.1 million, to the Lennar Foundation. Below are recent examples of The Lennar Foundation's giving and support:

- Helped build state-of-the-art outpatient hospital, The Lennar Foundation Medical Center, at the University of Miami;
- Supported cancer research at the Sylvester Comprehensive Cancer Center in Miami;
- Established the Lennar Foundation Cancer Center at City of Hope Orange County in Irvine, California;
- Donated $1 million to create the Pete Andersen FUSION Family Center in Federal Way, Washington, which provides temporary housing and support services to homeless families;
- Established a college scholarship program for underserved students where each student's full college costs, including dorm, books and meals, are paid for;
- Created a residential construction job skills training program in Miami and expanded the program to multiple additional locations;
- Initiated a computer skills training program, similar to our residential construction job skills program, that provides certifications for participants to help them establish a career in computer science; and
- Sponsored training programs that provide certifications in the information technology, nursing and emergency medical technician fields.

Focused Acts of Caring. Annually, each of Lennar's divisions chooses one or more charitable organizations to help by donating time and financial support.

Dolphins Challenge Cancer. Lennar associates from across the country participate in a bike, run, and walk event. Funds raised from these efforts support the Sylvester Comprehensive Cancer Center in Miami. The Lennar Foundation proudly supports these efforts and its active role in the fight against cancer, raising, collectively with the community, over $53 million for cancer research, diagnosis and treatment.

HUMAN CAPITAL MANAGEMENT

At Lennar, our people are at the heart of what we do. Every day, they collaborate with innovation and passion to move our strategy forward, directly contributing to our goal to become the nation's best homebuilder. Our people are a reflection of our core pillars: integrity, quality and value—the "why" behind what we do and our commitment to our homebuyers.

Additionally, our commitment and investment in our associates is reflected in our high Associate Net Promoter Score of 52, in which 64% of respondents answered with a "9" or "10" (in each case, out of 10) when asked how likely they were to recommend Lennar to a friend or colleague.

Diversity, Equity and Inclusion. We were built on a culture of inclusivity and a conscious focus on the associate experience, bringing together the best talent to drive success as part of our "Lennar family." We believe having an inclusive work environment, where everyone has a sense of belonging, not only drives engagement but fosters innovation, which is critical to driving growth. Our "Everyone's Included" mantra reflects our focus on promoting diversity, equity and inclusion within our company and anchors our unique culture.

Talent; Health and Wellness. Our success starts and ends with having the best talent. We are focused on attracting, developing, engaging and retaining our associates. We understand the importance of life balance and offer associates a competitive and comprehensive benefits package, including paid parental leave and resources for whole-self well-being (physical, social, and financial). This package includes medical, dental, and vision coverage, mental health resources through our Associate Assistance Program, as well as wellness programs which actively reward healthy lifestyles.

In addition, as discussed below, we have a Chief Medical Officer who brings deep knowledge, experience and understanding of occupational health, preventive care and wellness programs to the Company. Under his guidance, we have implemented cutting-edge health protocols and wellness programs, so that our workforce may be supported by robust health resources and services.

Financial Well-Being. We believe in supporting our associates' financial goals. One of the ways in which we do so is through our student loan repayment program. This initiative enables eligible associates to receive up to $2,000 in their first year and up to $5,250 annually towards reducing their student loan balances, directly contributing to their financial security and empowering them to achieve their educational and professional goals. In addition, we provide enhanced 401(k) plan benefits supported by our nationwide financial fairs to help our associates make informed choices to invest and prepare for their future financial well-being and life events.

Safety. As discussed in more detail below, safe work environments, through worker safety and regulatory compliance, are a priority for us. We maintain a robust safety training program, and our worker safety metrics are reviewed by our Audit Committee and Board of Directors so we can ensure that we are successfully managing and improving our safety program.

Code of Business Ethics and Conduct. Training on Lennar's Code of Business Ethics and Conduct is conducted for all associates at the time of hire and reinforced on a regular basis. Topics covered include, among others, business ethics, conflicts of interest, Foreign Corrupt Practices Act matters, and appropriate standards of workplace conduct.

HEALTH AND SAFETY

We are committed to the health and safety of our associates and trade partners. We hired a full-time Chief Medical Officer in early 2020 at the beginning of the COVID-19 pandemic. Our experienced teams adapted quickly to changes in safety protocols to protect our associates, trade partners and homebuyers, and we have continued these protocols even after the COVID-19 pandemic receded. We are also committed to worker safety and regulatory compliance, and among other things, require that office associates work with oversight of construction and associates who work in the field take additional safety courses. Our Board of Directors and its Audit Committee regularly review the results of OSHA visits and other safety-related information to ensure that we are successfully managing and improving our safety program.

TRADE PARTNERS

We are focused on being the builder of choice for our trade partners. Our size, scale and pace, combined with our even-flow production and Everything's Included® platform, allow us to provide predictable, consistent work for our trade partners.

CORPORATE GOVERNANCE

Our Board is built on a foundation of strong governance practices that promote integrity and accountability, and this guides our conduct and commitment to doing the right thing for the right reason. Our governance practices include:

- Majority independent directors
- Strong independent Lead Director
- Annual election of all directors
- Stock ownership guidelines for directors and executive officers
- Active stockholder engagement
- Board oversight of risk management and cybersecurity protection
- Executive compensation that is aligned with stockholder interests and company performance
- Strong corporate controls and internal audit systems

Our Key ESG Achievements

Over the past three years, we have realized some key achievements against our larger ESG strategy. Some of these achievements include:

- **2020:** Launched the Well Being Max program, a wellness program that provides associates with resources and incentives to become the healthiest version of themselves.
- **2021:** Increased Lennar's pledge to the Lennar Foundation from 1% of Lennar's after-tax income each year to $1,000 per home delivered.
- **2021:** Created the Everyone's Included Advisory Council which brings together a diverse cross-representation of our Company, comprising associates across the country and in varying functional roles to advance how we create an inclusive culture.
- **2022:** Launched Microgrid pilot in the Southshore Bay community near Tampa, Florida which includes solar technology in Lennar homes with a view toward developing next-generation energy solutions for new homes and communities to solve the problem of power outages and electric grid deficiencies.
- **2022:** Broke ground on Lennar's first 3D printed community. This innovative project aims to increase the supply and sustainability of homes by utilizing 3D-printing technology which can deliver homes with less waste than traditional construction methods, while at the same time, being stronger and longer-lasting than traditional building materials. This results in resilient homes designed to withstand extreme weather and reduce the impact of natural disasters.
- **2023:** Completed Lennar's first inventory of GHG emissions across Scopes 1, 2 and 3 (for fiscal 2022).
- **2023:** Lennar recognized as a Great Place to Work® by the U.S. National Employee Engagement Study.
- **2023:** Launched the Lennar Educational Assistance Program ("LEAP") to provide our associates with student debt repayment. LEAP will give eligible associates up to $2,000 toward student debt repayment for the first qualifying year and up to $5,250 for each year thereafter.

Learn More About Sustainability at Lennar

We invite you to view our 2023 Social Responsibility Report on our investor relations website at *www.investors.lennar.com. The information on our website, including in the 2023 Social Responsibility Report and any other uploaded documents or content hyperlinked on our website, is not, and will not be deemed to be, a part of this proxy statement or incorporated by reference into any of our other filings with the SEC.*

Director Compensation

We maintain a compensation program for the non-management directors of the Board. Directors who are associates do not receive any additional compensation for their services as directors of the Company. In fiscal 2023, our compensation program for the non-management directors consisted of the following types and levels of compensation:

Type of pay	Amount ($)	Form
Annual Equity Grant [1]	$135,000	Shares of Class A common stock
Annual Retainer	$140,000	50% in cash, and 50% in shares of Class A common stock
Audit Committee Chair	$30,000	Cash
Audit Committee Members	$25,000	Cash
Compensation Committee Chair	$20,000	Cash
Compensation Committee Members	$15,000	Cash
NCG Committee Chair	$20,000	Cash
NCG Committee Members	$10,000	Cash
Lead Director	$75,000	Cash

(1) Share value of $135,000 is based on the closing price of the stock on the date of grant, April 12, 2023 ($105.39).

Annual Equity Grant

At the time of each annual meeting, each non-management director receives a grant of shares of our Class A common stock. Directors are permitted to sell 50% of that stock at any time but must hold the remaining stock until the second anniversary of the grant date.

Retainer and Committee Fees Paid in Cash

Fifty percent of the annual retainer, and the committee fees and lead director fee, are paid in quarterly cash installments. Non-management directors are also reimbursed for incidental expenses arising from their attendance at Board meetings and committee meetings.

Compensation Deferral

A director may elect to defer payment of both the cash and stock portion of the annual retainer and committee and lead director fees until the year the director ceases to serve on our Board or the director's death. If a director makes this election, a number of phantom shares of Class A common stock with a value equal to the amount of the deferred retainer and fees is credited to the director's deferred compensation account each quarter. These phantom shares accrue dividend-equivalents, which are credited to the director's account and treated as though they were used to purchase additional shares of Class A common stock.

When a director's deferred compensation account terminates, the director will receive cash equal to the value of the number of phantom shares of Class A common stock and, if applicable, any, phantom shares of Class B common stock credited to the director's account. That value is determined by multiplying the number of phantom shares by the closing price of the applicable common stock on either the date of the director's death or a specified date during the year of the director's separation from service.

For fiscal 2023, each of Messrs. Hudson, Lapidus, Olivera and Sonnenfeld elected to defer payment of both the cash and stock portions of their fees. Ms. McClure participated in the deferred compensation program until her termination in the program became effective in the second quarter of fiscal 2021. Mr. Gilliam participated in the deferred compensation program until he terminated his participation in September 2021 with respect to the cash portion of his Board and Committee fees, which termination was effective in the second quarter of fiscal 2022. Mr. Gilliam continues to defer the stock portion of his Board and Committee fees.

The table below sets forth the aggregate number of phantom shares of Class A common stock held by such directors in their respective deferred compensation accounts at November 30, 2023.

Name	Aggregate Number of Class A Shares of Phantom Stock Held in Deferred Compensation Account at November 30, 2023
Tig Gilliam	40,282
Sherrill W. Hudson	64,621
Sidney Lapidus	63,138
Teri P. McClure [1]	21,548
Armando Olivera	23,714
Jeffrey Sonnenfeld	55,870

(1) The shares of phantom stock are shares that Ms. McClure received prior to terminating the deferral election.

The following table sets forth information regarding the compensation of our non-management directors for fiscal 2023. Messrs. Miller, Jaffe and Beckwitt are omitted from the table as Messrs. Miller and Jaffe do not, and Mr. Beckwitt did not, receive any additional compensation for their service as directors. Compensation for these three executives is described in the Compensation Discussion and Analysis section of this proxy statement, which begins on page 29.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Amy Banse	95,000	204,557	342	299,899
Tig Gilliam	110,000	204,899	56,252	371,151
Sherrill W. Hudson	115,000	204,899	88,426	408,325
Sidney Lapidus	145,000	204,899	86,773	436,672
Teri P. McClure	100,000	204,557	30,858	345,415
Armando Olivera	105,000	204,899	32,505	342,404
Dacona Smith	17,500	92,013	103	109,616
Jeffrey Sonnenfeld	115,000	204,899	75,886	395,785
Serena Wolfe	17,500	99,391	103	116,993

(1) Each of Messrs. Hudson, Lapidus, Olivera and Sonnenfeld decided to defer 100% of both the cash and stock portions of their annual retainer and committee fees. These amounts were credited in the form of phantom shares of Class A common stock to the directors' respective deferred compensation accounts. Mr. Gilliam elected to terminate his participation in the deferred compensation program with respect to the cash portion of his Board and Committee fees, which termination became effective during the second quarter of fiscal 2022. However, as noted above, Mr. Gilliam continues to defer the stock portion of his Board and Committee fees. The table below sets forth, with respect to each participating director, such director's deferred cash fees and deferred stock awards for fiscal 2023, as well as the phantom shares credited to such director's account for fiscal 2023.

Name	Deferred Cash Fees ($)	Deferred Stock Awards ($)	Phantom Shares Credited to Account
Tig Gilliam	0	70,000	1,136
Sherrill W. Hudson	115,000	70,000	2,458
Sidney Lapidus	145,000	70,000	2,712
Armando Olivera	105,000	70,000	1,859
Jeffrey Sonnenfeld	115,000	70,000	2,327

(2) Amount reflects (i) 50% of the annual retainer fee, payable in shares of Class A common stock, and (ii) the fair market value of (a) the 1,280 shares of Class A common stock that constitute the annual equity grant for all directors other than Mr. Smith and Ms. Wolfe and (b) the 708 and 778 shares of Class A common stock that constitute the prorated annual equity grant for Mr. Smith and Ms. Wolfe, respectively. The annual equity grant award was made on April 12, 2023, to each of Ms. Banse, Mr. Gilliam, Mr. Hudson, Mr. Lapidus, Ms. McClure, Mr. Olivera, and Mr. Sonnenfeld and had a grant date fair value of $105.39 per share. The prorated annual equity grant award to Mr. Smith and Ms. Wolfe was made on September 22, 2023 and September 2, 2023, respectively, and also had a grant date fair value of $105.39 per share, the closing price of Lennar's Class A common stock on April 12, 2023. All of the foregoing shares were fully vested upon issuance, but 50% of the shares are subject to a two-year minimum holding period.

(3) With respect to Ms. Banse, Mr. Smith and Ms. Wolfe, the amount reflects cash in lieu of fractional shares relating to the quarterly annual retainer fees paid in stock. With respect to Ms. McClure, the amount includes both cash in lieu of fractional shares relating to the quarterly annual retainer fee paid in stock and dividend equivalents payable on phantom shares held in Ms. McClure's deferred compensation account that were received prior to termination of the deferral election. With respect to Messrs. Gilliam, Hudson, Lapidus, Olivera and Sonnenfeld, the amounts include dividend-equivalents payable on phantom shares held in the directors' respective deferred compensation accounts. Deferred dividend equivalents are credited to the applicable director's deferred compensation account in the form of additional phantom shares, calculated at the fair market value of a share of our Class A common stock on the dividend record dates. The table below sets forth the phantom shares credited to each participating director's account from deferred dividend equivalents for fiscal 2023.

Name	Dividends Deferred ($)	Phantom Shares Credited to Account for Deferred Dividends
Tig Gilliam	56,252	508
Sherrill W. Hudson	88,426	798
Sidney Lapidus	86,773	783
Teri McClure	30,516	275
Armando Olivera	32,505	293
Jeffrey Sonnenfeld	75,886	685

Stock Ownership Requirements

Our Board has adopted stock ownership guidelines establishing minimum equity ownership requirements for members of our Board. The purpose of the guidelines is to align the interests of directors with the interests of stockholders and to further promote our commitment to sound corporate governance. Under our stock ownership guidelines, a director is expected to own, by a date not later than five years after being elected as a director, shares of our common stock with a value equal to five times the annual director retainer. All of our directors are in compliance with the guidelines or are on track to comply within the five-year period.

Proposal 2:
Advisory Vote On Executive Compensation

Every year, we give our stockholders the opportunity to vote, on a non-binding basis, on whether they approve the compensation of our named executive officers. This vote is often referred to as "say-on-pay." At the 2024 Annual Meeting, we will ask our stockholders to vote, on an advisory basis, on the fiscal 2023 compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis ("CD&A") that follows this proposal.

We encourage you to review the CD&A, the compensation tables, and the related narrative disclosures. We believe Lennar's success is attributable in substantial part to our talented and committed executives. Therefore, the compensation of our NEOs is designed to help us continue to retain, motivate, and recruit high-quality, experienced executives who can help us achieve our short-term and long-term corporate goals and strategies.

We believe our executive compensation program strikes an appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing our executives to dedicate themselves fully to creating value for our stockholders. As explained in the CD&A, we seek this balance by using a mix of short-term and long-term compensation components—both fixed and variable—and basing a meaningful percentage of the compensation of our named executive officers on Lennar's financial performance and stockholder return. Further, we maintain strong corporate governance practices regarding executive compensation, including robust stock ownership guidelines and a compensation clawback policy that complies with Rule 10D-1, to promote continued alignment of our executives' interests with those of our stockholders and to discourage excessive risk-taking to achieve short-term gains.

We are requesting that our stockholders approve the following resolution:

> RESOLVED, that the stockholders of Lennar Corporation approve, on a non-binding, advisory basis, the compensation of Lennar's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, which disclosure includes the Compensation Discussion and Analysis, the tabular disclosures regarding such compensation, and the accompanying narrative disclosures, set forth in Lennar's 2024 Annual Meeting proxy statement.

Although this say-on-pay vote is non-binding, the Board and the Compensation Committee will review the results of the vote and consider those results when determining future executive compensation arrangements.

 **FOR**

The Board of Directors recommends a vote "FOR" the resolution approving the compensation of our named executive officers.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our compensation philosophy, policies, and plans, as well as our compensation-setting process and the 2023 compensation of our named executive officers, or NEOs. In addition, we explain why we believe that our executive compensation program is in the best interests of Lennar and you, our stockholders.

For fiscal 2023, our NEOs were:

Stuart Miller
Executive Chairman and Co-Chief Executive Officer (effective September 1, 2023)

Jonathan M. Jaffe
Co-Chief Executive Officer and President (effective September 1, 2023)

Diane Bessette
Vice President, Chief Financial Officer and Treasurer

Jeff McCall
Executive Vice President

Mark Sustana
Vice President, General Counsel and Secretary

David Collins
Vice President and Controller

Rick Beckwitt
Former Co-Chief Executive Officer and Co-President

Table of Contents

Executive Summary

Continued Stockholder Engagement on Executive Compensation

The Compensation Committee and full Board take the outcome of the Say-on-Pay vote seriously and are focused on gathering and responding to our stockholders' feedback regarding the Company's executive compensation programs. As part of its compensation-setting process, the Compensation Committee considers the results of the stockholder advisory vote on our executive compensation from the prior year. The Compensation Committee is proud to report that approximately 86% of the votes cast at our 2023 Annual Meeting were voted in favor of our executive compensation, representing a 23% increase in approval since the results of our 2022 Annual Meeting where approximately 63% of the votes cast were voted in favor of our executive compensation plan. This positive, meaningful increase in stockholder approval is the result of the Compensation Committee's consistent efforts to align with and be responsive to our stockholders.

Throughout fiscal 2023, the Compensation Committee remained committed to align with, and be responsive to, our stockholders and participated in a series of discussions and consultations with the Compensation Committee's independent compensation advisor. In a continued effort to be responsive to the feedback we received from extensive outreach to our stockholders in fiscal 2022, management in fiscal 2023 also consulted with an independent compensation advisor to obtain additional input on how we could continue to improve on the progress we made in fiscal 2022 in aligning our executive compensation programs with stockholder interests. Based on this continued engagement, feedback, and extensive internal management discussions, the Compensation Committee approved additional changes noted below to the fiscal 2023 executive compensation programs for each of Stuart Miller, the Company's Executive Chairman and Co-Chief Executive Officer, Jonathan Jaffe, the Company's Co-Chief Executive Officer and President, and Rick Beckwitt, the Company's former Co-Chief Executive Officer and Co-President. Mr. Beckwitt retired from the Company, effective September 1, 2023.

The table below summarizes the input received from our stockholders during these meetings and, informed by stockholder feedback, the results of the Company's 2023 Say-on-Pay vote, and consultations with the Compensation Committee's independent compensation advisor, the actions the Compensation Committee and the Board have taken in direct response.

What Stockholders Said:	Action We Took:
The short-term cash incentive bonus opportunity for our Co-CEOs, which is a profit-sharing arrangement based on a percentage of Pretax Income subject to a capital charge, should be reduced.	• We reduced the Pretax Income profit-sharing percentage from 0.58% to 0.20% for Mr. Miller, and from 0.51% to 0.15% for Messrs. Jaffe and Beckwitt (though we note that in connection with Mr. Beckwitt's retirement, Mr. Beckwitt was not eligible to receive any cash bonuses relating to the fiscal year 2023). • This decreases the total short-term incentive bonus payable to each executive, while still incentivizing growth in Pretax Income and strengthening the link between short-term incentive payouts and the Company's performance.
Long-term equity incentives should be more heavily weighted towards performance-based awards versus time-based shares. Stockholders suggested that equity pay mix be 60% performance-based and 40% time-based awards.	• With respect to Messrs. Miller, Jaffe, and Beckwitt, during fiscal 2023, the equity pay mix was approximately 70% performance-based and 30% time-based awards, which is a heavier emphasis on the performance-based awards than suggested by our stockholders and an increase in the emphasis on the performance-based awards since fiscal 2022 where the equity pay mix was approximately 65% performance-based and 35% time-based awards. • The increases in the performance share allocation are to provide greater alignment with long-term value creation for our stockholders.
Target award payouts for performance-based awards should only be provided in connection with outperformance of peers, which provides a stronger link between executive pay and the Company's performance. Target should be greater than the 50th percentile relative to our peer group. Stockholders' suggested target: 55th percentile.	• The performance-based award target award payouts for Messrs. Miller, Jaffe, and Beckwitt were increased to the 65th percentile, which is a higher performance-based awards target than suggested by our stockholders and an increase from the 60th percentile in fiscal 2022. • The increase in the performance target goals to the 65th percentile relative to those in our peer group means we require greater outperformance of our peers for our NEOs to earn target payouts. This further strengthens the alignment between executive compensation and the Company's performance.
Payout level of long-term equity incentives at threshold performance achievement should be lowered.	• The payout level at threshold performance achievement was lowered from 50% of target to 30% of target for Messrs. Miller, Jaffe, and Beckwitt. • This reduces compensation for underperformance and strengthens the link between executive compensation and the Company's performance.

In addition, for fiscal 2023, the Compensation Committee decided to continue to target the incentive pay mix for Messrs. Miller, Jaffe and Beckwitt at approximately 20% cash and 80% equity.

We Regularly Review the Compensation Program and Make Appropriate Changes

We are committed to aligning with and being responsive to our stockholders. We take into account their feedback and regularly review and make changes to our executive compensation program accordingly. Below are the changes we made to our equity compensation and cash bonus programs for Messrs. Miller, Jaffe and Beckwitt in the last five years.

Equity-Based Compensation

	Performance Measures	Performance Period	Variable financial performance objectives?	Approximate Equity Percentage of Total Direct Compensation
2023	Unchanged, but (1) relative target performance moved from 60% to 65% as compared to our Peer Group; and (2) payout level at threshold performance achievement lowered from 50% of target to 30% of target	3 Years	Yes – unchanged	83%
2022	Unchanged, but relative target performance moved from 50% to 60% as compared to our Peer Group	3 Years	Yes – unchanged	77%
2021	Unchanged	3 Years	Yes – unchanged	49%
2020	Unchanged	3 Years	Yes – unchanged	52%
2019	• Relative Gross Profit Percentage • Relative Return on Tangible Capital • Debt/EBITDA Multiple • Relative Total Stockholder Return	3 Years	Yes – unchanged	59%

Annual Incentive Cash Bonus

	Miller	Beckwitt	Jaffe
2023	0.20% of Pretax Income after a 7.3% capital charge – *subject to a maximum payout cap of $7.0 million*	0.15% of Pretax Income after a 7.3% capital charge – *subject to a maximum payout cap of $6.0 million*	0.15% of Pretax Income after a 7.3% capital charge – *subject to a maximum payout cap of $6.0 million*
2022	0.58% of Pretax Income after a 7.3% capital charge – *subject to a maximum payout cap of $7.0 million*	0.51% of Pretax Income after a 7.3% capital charge – *subject to a maximum payout cap of $6.0 million*	0.51% of Pretax Income after a 7.3% capital charge – *subject to a maximum payout cap of $6.0 million*
2021	0.58% of Pretax Income after a 7.3% capital charge	0.51% of Pretax Income after a 7.3% capital charge	0.51% of Pretax Income after a 7.3% capital charge
2020	0.73% of Pretax Income after a 7.3% capital charge	0.63% of Pretax Income after a 7.3% capital charge	0.55% of Pretax Income after a 7.3% capital charge
2019	0.73% of Pretax Income after a 7.3% capital charge	0.63% of Pretax Income after a 7.3% capital charge	0.55% of Pretax Income after a 7.3% capital charge

The Compensation Committee has used its negative discretion to reduce this cash bonus once in the last five years, reducing the 2020 cash bonuses of Messrs. Miller, Jaffe, and Beckwitt. The Compensation Committee determined to pay a portion of the 2021 earned cash bonuses for Messrs. Miller, Jaffe, and Beckwitt in stock rather than cash in order to increase the percentage of their total direct compensation that is equity-based. In connection with Mr. Beckwitt's retirement, Mr. Beckwitt was not eligible to receive any cash bonuses relating to the fiscal year 2023. For more information on Mr. Beckwitt's retirement, see "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement.

Base Salaries

In contrast to the regular changes that we make to the at-risk portion of executive compensation, with respect to Messrs. Miller, Jaffe, and Beckwitt, no changes have been made to their base compensation since 2003, 2010 and 2010, respectively.

Key Operating and Financial Highlights

KEY FINANCIAL METRICS

($ in millions)



- ■ Net Income
- ■ Cash Flow From Operations
- — Cumulative Cash Returned to Stockholders (Share Repurchases & Dividends)

KEY OPERATING METRICS



- ■ Deliveries
- — Return on Inventory
- — Homebuilding Debt to Total Capital

KEY RETURN METRICS



- ■ **Total Shareholder Return**

* *Assumes dividends are reinvested in the shares; 11/30 fiscal year-end comparison*

Stock Price and Other Data	As of or for the Fiscal Year Ended November 30,					% Change	
	2023	2022	2021	2020	2019	2023 vs 2022	2023 vs 2019
Common stock price (LEN A)	$127.92	$ 87.83	$105.05	$ 75.86	$ 59.65	46%	114%
Common stock price (LEN B)	$114.74	$ 72.61	$ 85.78	$ 60.70	$ 47.17	58%	143%
Total equity market capitalization (in millions)	$35,947	$25,019	$31,785	$23,154	$18,475	44%	95%
Book value per share	$ 94.61	$ 83.16	$ 69.52	$ 57.55	$ 50.49	14%	87%
Diluted earnings per share	$ 13.73	$ 15.72	$ 14.27	$ 7.85	$ 5.74	(13)%	139%
Cash dividends paid per share	$ 1.50	$ 1.50	$ 1.00	$ 0.63	$ 0.16	0%	838%

2023 Compensation Program

Our NEO compensation program currently has three forms of direct compensation: base salary, annual cash incentive awards, and equity-based incentive awards.

Element	Description	Primary Objectives
Base salary	Fixed cash payment	To attract and retain executives by offering salaries that are competitive with market opportunities and that recognize each executive's position, role, responsibility, and experience.
Annual cash incentive award	Variable performance-based cash payment.	To motivate and reward the achievement of annual performance objectives.
Equity-based incentive award	Messrs. Miller, Jaffe, McCall, and Beckwitt and Ms. Bessette receive their grant as performance-based restricted stock and service-based restricted stock. Mr. Sustana receives his grant entirely in service-based restricted stock. Mr. Collins receives his grant entirely in service-based restricted stock.	To align executives' interests with the interests of stockholders, motivate executives to maximize our long-term performance and stockholder returns, and promote executive retention.

We do not have a formal policy prescribing the allocation of total compensation among these various components. Our Compensation Committee believes the factors that determine compensation should vary with the executive's role. For example, executives with more influence over our operating and financial performance should have a greater portion of their compensation dependent upon the achievement of performance objectives. For more information on our commitment to link compensation to the achievement of performance objectives, see "Compensation Discussion and Analysis—Our Compensation Practices—We Tie Executive Compensation to Performance" in this proxy statement. By comparison, those named executive officers whose responsibilities are to establish and maintain strong corporate controls and regulatory compliance should have a larger percentage of their direct compensation from their base salary and from annual incentive awards based on factors like whether Lennar adheres to fundamental policies and procedures and avoids undue risk-taking.

The chart below shows how total direct compensation was allocated for each of our NEOs in fiscal 2023 (other than Mr. Beckwitt due to his retirement from the Company effective as of September 1, 2023). In order to provide greater alignment with stockholders, we compensate significantly more in equity-based awards than in cash, with approximately 80% of Mr. Miller's, Mr. Jaffe's and Mr. Beckwitt's total incentive compensation coming in the form of equity and only 20% in the form of cash. This is consistent with the Compensation Committee's decision described above to target the fiscal 2023 incentive pay mix for Messrs. Miller, Jaffe and Beckwitt at approximately 20% cash and 80% equity and with our compensation objectives to align executive compensation with the Company's performance and to provide long-term value for our stockholders.

2023 COMPENSATION PAY MIX



Our Compensation Practices

We designed our executive compensation program to:

- attract, retain and motivate highly qualified and experienced executives;
- recognize valuable individual performance and motivate executives to maximize Lennar's short-term and long-term achievements;
- maintain flexibility to ensure that awards remain competitive within our peer group of homebuilders and Fortune 500 companies;
- align the interests of our executives with those of our stockholders; and
- promote adherence to good corporate governance and company policies and values.

We pursue these objectives while adhering to the governance practices and company policies discussed below.

We Tie Executive Compensation to Performance

We believe that one of the best ways to align the interests of our senior executives with those of our stockholders is to tie a significant portion of executive compensation to Lennar's financial and operational performance. With respect to our Executive Chairman and Co-Chief Executive Officer and our Co-Chief Executive Officer and President—the two named executive officers whose responsibilities are to manage the growth of our business—this means that approximately 97% of total direct compensation (base salary, annual cash incentive awards, and equity awards) for fiscal 2023 was either awarded based on Lennar's financial performance or was awarded in the form of equity.

In order to incentivize the creation of long-term value for our stockholders, we have implemented a more rigorous long-term incentive program, directly in response to articulated stockholder concerns. Specifically, equity awards to executives are now even more heavily weighted towards performance-based equity awards versus time-based equity awards. This provides greater alignment between executive compensation and the Company's performance outcomes. Additionally, the performance-based equity awards will only be earned if Lennar achieves predetermined financial and operational goals over a three-year period, which take into account the Company's performance relative to its peer group (and as of the fiscal year 2023, we require greater outperformance relative to the Company's peer group to earn target payouts). Furthermore, the payout level of performance-based equity awards at threshold performance achievement has been lowered relative to that of fiscal 2022, which reduces compensation for underperformance. See "Proxy Summary – Compensation Highlights" in this proxy statement for further information. These changes highlight the Company's compensation philosophy of aligning executive compensation and Company performance and continually innovating our compensation program to strengthen this alignment in response to stockholder concerns.

Annual cash incentive awards for these executives are also tied to performance. The annual cash incentive awards for our Co-CEOs were calculated based on Pretax Income (as defined in "Compensation Discussion and Analysis—2023 Compensation Decisions— Annual Cash Incentive Compensation" of this proxy statement) after a capital charge—the metric we believe most directly translates into stockholder value. During the fiscal year 2023, the Pretax Income payout percentage was reduced, which decreased the total short-term incentive bonus payable to executives while also strengthening the link between short-term incentive payouts and the Company's performance. Further discussion of the annual cash incentive awards is in "Compensation Discussion and Analysis—2023 Compensation Decisions—Annual Cash Incentive Compensation" of this proxy statement.

Annual cash incentive awards for our CFO, our EVP, our GC and our Controller are based on Lennar's performance as well as their operational and strategic performance in their respective areas of responsibility. Since the principal responsibilities for these executives include establishing and maintaining strong corporate controls and regulatory compliance, a smaller portion— approximately 87%—of their total direct compensation for fiscal 2023 was either performance-based or equity-based.

Team Compensation Philosophy

The compensation of our senior executives reflects our emphasis on and commitment to a carefully coordinated, team-based leadership approach. We believe this culture of collegiality at the senior executive level is a significant contributing factor in furtherance of our goal of creating value for stockholders. Our senior executives' compensation tracks to our broader compensation philosophy, taking into account structure and level in order to motivate and reward continued collaboration among the team. Our senior executives each bring different talents to their work at Lennar, and we strive for a culture in which they interact flawlessly to produce excellent performance in stockholder returns.

We Maintain Strong Compensation Governance Policies

The compensation governance policies summarized below further align our executives' interests with those of our stockholders.

Stock ownership guidelines. Each of our executive officers is required to own shares of our common stock with a value equal to a prescribed multiple of his or her base salary. All of the NEOs significantly exceed their minimum stock ownership requirements. For more information, see page 47.

No employment agreements. We do not have employment agreements or change in control agreements with any of our NEOs or other executive officers. This gives the Compensation Committee flexibility to change the components of our executive compensation program in order to remain competitive in the market and address economic conditions.

Double-trigger vesting requirement. All equity grants are subject to a "double-trigger" requirement to accelerate vesting in the event of a change in control. For more information, see page 46.

Compensation Clawback Policy. Our compensation clawback policy, which we also refer to as our Executive Officer Recovery Policy or our Clawback Policy, would allow us to recover from NEOs and other associates (in certain circumstances) incentive-based compensation granted under our 2016 Equity Plan and 2016 Incentive Compensation Plan, as may be amended or restated from time to time ("2016 Incentive Compensation Plan"). For more information, see page 48.

Roles and Responsibilities with Regard to Compensation

Role of the Compensation Committee

Our Compensation Committee annually evaluates and approves the compensation for our executive officers, including both Mr. Miller, our Executive Chairman and Co-Chief Executive Officer, and Mr. Jaffe, our Co-Chief Executive Officer and President. The Compensation Committee's determinations regarding the compensation of our executive officers take into account a variety of factors. Among other things, the Compensation Committee looks at the compensation being paid by other homebuilders or companies with businesses similar to Lennar's, and compensation being paid to other executives at Fortune 500 companies. The Compensation Committee also considers recommendations by Mr. Miller and Mr. Jaffe (except regarding themselves) and other members of our senior management and any other factors the Compensation Committee believes are appropriate.

Under the 2016 Equity Plan, the Compensation Committee is authorized to delegate all or a part of its duties with respect to awards to management (excluding any awards made to individuals subject to Section 16 of the Exchange Act and awards issued to any person who was delegated authority to make awards). Under our 2016 Incentive Compensation Plan, the Compensation Committee is authorized to delegate all or a part of its duties with respect to bonuses under the plan to management.

Role of Management

Mr. Miller and Mr. Jaffe provide written background and supporting materials for review at Compensation Committee meetings and also attend those meetings at the Compensation Committee's request. Typically, both Mr. Miller and Mr. Jaffe attend all regularly scheduled Compensation Committee meetings, but they are excused as appropriate, including for discussions regarding their own compensation. In addition, Mr. Miller and Mr. Jaffe provide information regarding, and make recommendations about, designs for (or changes to) our executive compensation programs. Finally, Mr. Miller and Mr. Jaffe provide the Compensation Committee with:

- evaluations of each named executive officer, including themselves;
- recommendations regarding base salary levels for the upcoming year for each named executive officer, other than themselves;
- an evaluation of the extent to which each named executive officer met the applicable annual incentive plan target(s); and
- recommendations regarding the aggregate value of the long-term incentive compensation that each named executive officer should receive.

Role of Compensation Consultants and Advisors

The Compensation Committee has the authority to engage the services of outside legal or other experts and advisors as it deems necessary and appropriate. As it has in the past, the Compensation Committee engaged Frederic W. Cook & Company, Inc. ("FW Cook"), an independent management compensation consulting firm, in fiscal 2023 to assist with executive compensation matters. The Compensation Committee considered the work performed by FW Cook for the Company and determined no conflicts of interest exist and that FW Cook is independent from management.

Use of Market Data

We refer to compensation data regarding other publicly traded homebuilding companies to analyze our compensation decisions in light of current market rates and practices, and to help ensure that our decisions are reasonable and competitive. In connection with setting fiscal 2023 compensation, the Compensation Committee reviewed summaries of information disclosed in public filings by the following publicly traded homebuilders, which are listed with their exchange ticker symbols, that the Compensation Committee views as our peer group (the "Peer Group"):

Beazer Homes USA, Inc. (BZH)	Meritage Homes Corporation (MTH)	Toll Brothers, Inc. (TOL)
D.R. Horton, Inc. (DHI)	NVR, Inc. (NVR)	TRI Pointe Group, Inc. (TPH)
KB Home (KBH)	PulteGroup, Inc. (PHM)	
M.D.C. Holdings, Inc. (MDC)	Taylor Morrison Home Corporation (TMHC)	

Given that only one company in the Peer Group approaches Lennar in terms of revenue, profitability, and market capitalization, the Compensation Committee also reviewed information about compensation levels generally paid by other Fortune 500 companies. The Compensation Committee does not design our executive compensation programs to fit within a specific percentile of the executive compensation programs of the Peer Group companies, the Fortune 500 companies or any other peer group or survey. Rather, the Compensation Committee compares numerous elements of executive compensation, including base salaries, annual incentive compensation, and long-term cash and equity-based incentives, to assist in determining whether proposed compensation programs are competitive, and then uses its experience and judgment to make final compensation decisions.

2023 Compensation Decisions

Base Salaries

Why we pay base salaries. The Compensation Committee believes that competitive base salaries are an important element in attracting, retaining, and motivating our executives. In addition, the Compensation Committee believes that having a reasonable level of fixed compensation allows our executives to dedicate their undivided business attention to Lennar.

How base salaries are determined. The Compensation Committee considers a number of factors when setting base salaries for the NEOs, including:

- level of experience and responsibility;
- the scope and complexity of the role;
- ability to contribute to our meeting annual operating objectives;
- level of pay required to retain the executive's services in light of market conditions;
- average base salary of comparable executives in our Peer Group; and
- market changes and the economic and business conditions affecting Lennar at the time of the evaluation.

The Compensation Committee does not assign a specific weight to any individual factor or apply a formula for how an NEO's base salary should compare to that of persons holding similar positions with members of our Peer Group.

2023 base salary decisions. The NEOs' base salaries for fiscal 2023 are shown below.

Name	2023 Base Salary ($)	Change in Base Salary (%)
Stuart Miller	1,000,000	unchanged since 2003
Jonathan M. Jaffe	800,000	unchanged since 2010
Diane Bessette	750,000	unchanged since 2018
Jeff McCall	750,000	unchanged since 2018
Mark Sustana	500,000	unchanged since 2022
David Collins	325,000	unchanged since 2021
Rick Beckwitt	800,000	unchanged since 2010

Annual Cash Incentive Compensation

Why we pay annual cash incentive compensation. The Compensation Committee believes that annual cash incentive compensation encourages executive officers to contribute to Lennar's profitability. Our 2023 annual cash incentive awards were made under our 2016 Incentive Compensation Plan.

2023 Annual Cash Incentive Decisions

MESSRS. MILLER, JAFFE AND BECKWITT

In connection with Mr. Beckwitt's retirement, Mr. Beckwitt was not eligible to receive and did not receive any cash bonus relating to the fiscal year 2023. For more information on Mr. Beckwitt's retirement, see "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement. Although Mr. Beckwitt did not receive any cash bonus relating to the fiscal year 2023, we include in this section of the proxy statement the decisions from our Compensation Committee relating to Mr. Beckwitt's cash bonus made prior to the announcement of his retirement. We present this information, along with Compensation Committee decisions regarding Messrs. Miller and Jaffe since such decisions underscore our Compensation Committee's consistent efforts to align with and be responsive to our stockholders.

The cash bonuses for Messrs. Miller, Jaffe, and Beckwitt are based on percentages of our pretax income, which is net earnings attributable to Lennar plus/minus income tax expense/benefit ("Pretax Income"), after a capital charge equal to 7.3% of tangible capital and subject to a maximum payout cap. Pretax Income is calculated after eliminating goodwill charges, losses or expenses on early retirement of debt, impairment charges, and acquisition or deal costs related to the purchase or merger of a public company. Tangible capital is calculated as stockholders' equity less intangible assets plus homebuilding debt. We believe that our executives' pay should be linked to Lennar's performance, and that linking the annual cash bonus to Pretax Income achieves this goal. For example, there have been years, such as fiscal 2008 and 2009 during the economic downturn, when these executives did not receive cash bonuses, and other years, such as more recent years, when Lennar has been profitable and the executives have received significant cash bonuses.

In February 2023, our Compensation Committee reviewed an analysis of the compensation Lennar paid to its senior executives compared with that paid by our Peer Group. This included an analysis of the fiscal 2022 compensation paid to Messrs. Miller, Jaffe, and Beckwitt as compared with the compensation paid in fiscal 2021 and 2022 to the individuals in comparable positions at companies in our Peer Group and in the Fortune 500. Based on its review of the analysis, the results Lennar achieved during fiscal 2022, and the results Lennar was expected to achieve during fiscal 2023, the Compensation Committee decided to apply a formula for Messrs. Miller, Jaffe, and Beckwitt that included cash incentive bonuses equal to 0.20%, 0.15%, and 0.15%, respectively, of Lennar's fiscal 2023 Pretax Income, after a capital charge equal to 7.3% of tangible capital. The reduced percentages of Pretax Income decrease the total amount of annual cash incentive payable to each of Messrs. Miller, Jaffe and Beckwitt. In addition, at that time, after a review and discussion of the 2023 executive compensation program, informed by feedback received during extensive outreach to stockholders, the results of the Company's 2023 advisory vote on executive compensation, and consultations with its independent compensation advisor, the Compensation Committee determined that the cash bonus plans of Messrs. Miller, Jaffe and Beckwitt should continue to provide for a cash bonus cap of $7.0 million, $6.0 million and $6.0 million, respectively.

The cap was introduced in November 2022, informed by feedback received during extensive outreach to stockholders and consultations with the independent compensation advisor of the Compensation Committee. Based on our fiscal 2023 Pretax Income of $5.4 billion, and after taking into account the $1.8 billion capital charge, Mr. Miller would have been entitled to a cash bonus payment of $7,074,920 and Mr. Jaffe was entitled to a cash bonus payment of $5,306,190. Since as noted above, the cash bonus payments were subject to a cap, Mr. Miller received a cash bonus payment of $7.0 million. Mr. Jaffe received a cash bonus payment of $5,306,190, which was below his $6.0 million cap. Mr. Miller's and Mr. Jaffe's cash bonus payments for fiscal 2023 reflected the strengthened link between short-term incentive payouts and the Company's performance described above.

MS. BESSETTE

Ms. Bessette had the opportunity to earn a cash bonus of up to a maximum of 400% of her base salary, which is consistent with Ms. Bessette's maximum bonus opportunity for fiscal year 2022. However, Ms. Bessette's fiscal year 2023 cash bonus opportunity otherwise differed from her fiscal year 2022 cash bonus opportunity because it was designed to focus on her achievement of certain strategic, operational and financial objectives and, unlike her fiscal year 2022 cash bonus opportunity, was not directly tied to her individual annual performance appraisal review. The performance criteria and associated payout for Ms. Bessette's award are shown below.

Performance Criteria	Percent of Target/Maximum Award	Performance Levels/ Target/Maximum Bonus Opportunity	
		Threshold	% of Target/Maximum
• Meet or exceed FY 2023 business plan profitability • Maximize cash generation and allocate capital to create greater stockholder value • Continue with debt reduction strategies to further strengthen the balance sheet • Enforce corporate governance, company policy and procedure adherence, strong internal controls • Leadership matters: drive change, build great teams, be accountable, and embrace new programs to improve the Company's performance • Continue transformation of the FP&A Department • Continue transformation of the Treasury Department • Begin transformation of the Technology Department	100%	Good Very Good Exceptional	25% 50% 100%
Total	**100% of Target/Maximum Award** (400% of Base Salary)		

The Compensation Committee determined that Ms. Bessette had achieved an "exceptional" performance rating for the above-referenced performance criteria and was therefore entitled to a maximum award of 400% of her base salary, or $3,000,000. In determining the score earned for Ms. Bessette's performance, the Compensation Committee recognized the following achievements: overall contribution toward the Company exceeding its profitability goals and creating greater stockholder value for fiscal year 2023, strengthening of the Company's balance sheet and liquidity position, solid leadership in the achievement of the Company's operational and financial strategies, and effective executive management oversight of the transformation of the Company's financial planning and analysis, treasury and technology functions. No specific weight was given to any particular factor in the evaluations, and no one factor was determinative.

MR. MCCALL

Mr. McCall had the opportunity to earn a cash bonus of up to a maximum of 400% of his base salary. Mr. McCall's fiscal year 2023 cash bonus opportunity was focused on his achievement of certain strategic, operational and financial objectives. The performance criteria and associated payout are shown below.

Performance Criteria	Percent of Target/Maximum Award	Performance Levels/ Target/Maximum Bonus Opportunity	
		Threshold	% of Target/Maximum
• Meet or exceed FY 2023 business plan profitability • Establish stand-alone Quarterra overhead structure • Complete IT separation of SFR and MF (each as defined below) application stacks • Enforce corporate governance, company policy and procedure adherence, strong internal controls • Leadership matters: drive change, build great teams, be accountable, and embrace new programs to improve the Company's performance • Continue transformation of SFR debt strategy • Begin transformation of Multifamily capital efficiency strategy • Execute on QMV3 (as described below) portfolio strategy	100%	Good Very Good Exceptional	25% 50% 100%
Total	**100% of Target/Maximum Award** (400% of Base Salary)		

The Compensation Committee determined that Mr. McCall had achieved an "exceptional" performance rating for the above-referenced performance criteria and was therefore entitled to a maximum award of 400% of his base salary, or $3,000,000. In determining the score earned for Mr. McCall's performance, the Compensation Committee recognized the following achievements: overall contribution toward the Company exceeding its profitability goals for fiscal year 2023, effective strategic leadership in the establishment of a stand-alone overhead structure for the Company's asset management business, successful completion of the technological separation of the Company's Single-Family Rental ("SFR") and Multifamily application software, effective executive management oversight and transformation of the Company's SFR debt strategy and Multifamily capital efficiency strategy, and successful execution of the portfolio strategy of QMV3, a multifamily fund at one of the company's subsidiaries. No specific weight was given to any particular factor in the evaluations, and no one factor was determinative.

MR. SUSTANA

Mr. Sustana had the opportunity to earn a cash bonus of up to a maximum of 280% of his base salary, which is consistent with Mr. Sustana's maximum bonus opportunity for fiscal year 2022. However, Mr. Sustana's fiscal year 2023 cash bonus opportunity otherwise differed from his fiscal year 2022 cash bonus opportunity because it was designed to focus on his achievement of certain strategic, financial and operational objectives and, unlike his fiscal year 2022 cash bonus opportunity, was not directly tied to his individual annual performance appraisal review. The performance criteria and associated payout are shown below.

Performance Criteria	Percent of Target/Maximum Award	Performance Levels/ Target/Maximum Bonus Opportunity	
		Threshold	% of Target/Maximum
• Meet or exceed FY 2023 business plan profitability • Litigation management • Regulatory compliance • Oversight of Risk Management • Oversight of Government Affairs • Successful completion of special projects • Leadership matters: drive change, build great teams, be accountable, and embrace new programs to improve Company's performance • Enforce corporate governance, company policy and procedure adherence, strong internal controls	100%	Good Very Good Exceptional	25% 50% 100%
Total	**100% of Target/Maximum Award** (280% of Base Salary)		

The Compensation Committee determined that Mr. Sustana's cash bonus for fiscal 2023 was 245% of his base salary, or $1,225,000. In making this determination, the Compensation Committee determined that Mr. Sustana had, in general, achieved an "exceptional" performance rating in respect of the foregoing performance criteria, including as a result of his provision of strategic legal counsel and support to Company business units to enable achievement of business goals and overall contribution to the Company's solid performance during fiscal 2023, and his strategic leadership in managing litigation and regulatory compliance and in response to legal and governance challenges during the year, but that the maximum bonus opportunity was not awarded due to incomplete implementation of programs to improve Company performance as of the end of the fiscal year. No specific weight was given to any particular factor in the evaluations, and no one factor was determinative.

MR. COLLINS

Mr. Collins' bonus opportunity was amended on April 11, 2023 to reflect his additional responsibilities and increased leadership role at the Company. As of April 11, 2023, Mr. Collins had the opportunity to earn a cash bonus of up to a maximum of $900,000, with 60% of the goal based on department goals, 25% of the goal based on leadership matters and the other 15% based on performance criteria related to continuous improvement and transformation. The performance criteria and associated payout for Mr. Collins' award are shown below.

Performance Criteria	Percent of Target/Maximum Award	Performance Levels/ Target/Maximum Bonus Opportunity	
		Threshold	% of Target/Maximum
Department Goals:			
• Meet or exceed FY 2023 business plan profitability			
• Assist in successfully spinning Quarterra			
• Improve the content, simplicity and accuracy of all reports	60%	Good	25%
• Strongly support Lennar Technical Services, Planning, Internal Audit and Legal as they embark on significant transformational and transitional processes		Very Good	50%
		Exceptional	100%
• Enforce corporate governance, company policy and procedure adherence, strong internal controls			
Leadership Matters:			
• Drive change		Good	25%
• Build great teams	25%	Very Good	50%
• Be accountable		Exceptional	100%
• Be humble			
Continuous Improvement / Transformation:			
• Automate joint venture reporting		Good	25%
• Implement narrative reporting	15%	Very Good	50%
• Create an automated process for land bank accounting and reporting		Exceptional	100%
Total	**100% of Target/Maximum Award** ($900,000)		

The April 11, 2023 amendment replaced and superseded Mr. Collins' prior cash bonus opportunity which was capped at 246% of his base salary, with 60% of the goal based on individual performance criteria and the other 40% based on performance criteria relating to corporate governance, company policy and procedure adherence, and internal audit evaluation as determined by the NCG Committee.

Mr. Collins was deemed to meet the "exceptional" performance level with respect to each of the performance criteria and received a cash bonus of 100% of his maximum award, or $900,000. In determining the score earned for Mr. Collins' performance, the Compensation Committee recognized the following achievements: overall contribution toward the Company exceeding its profitability goals for fiscal year 2023, assisting in preparing the Company for its then-contemplated spin-off of its asset management business, effective leadership and support in the transformational and transitional processes of the Company's technology, financial planning and analysis, internal audit and legal functions, and solid strategic leadership on other process and reporting improvements. No specific weight was given to any particular factor in the evaluations, and no one factor was determinative.

Equity-Based Compensation

Why we pay equity-based compensation. The Compensation Committee believes that a significant component of a senior executive's compensation should be long-term incentive compensation in the form of equity in order to align the financial interests of our senior executives with those of our stockholders. The Compensation Committee believes that granting equity incentives to our senior executives in the form of restricted stock with deferred vesting:

- motivates our senior management to maximize our long-term, as well as our short-term, performance;
- helps us attract and motivate highly qualified and experienced executives; and
- helps retain key personnel.

During 2023, our Compensation Committee reviewed the effect that our restricted stock grant program had on retention, and determined that the program has provided, and continues to provide, a strong retention incentive for senior executives. Moreover, the Compensation Committee determined that, because of the "stacking" effect, a program of annual long-term grants that vest in installments or after a multi-year performance period provides better associate retention benefits than an award that is fully vested on the grant date. Therefore, the Compensation Committee decided Lennar should continue making grants of restricted stock to senior executives.

During 2023, our Compensation Committee further refined our restricted stock grant program with stockholder concerns in mind. A greater discussion on the actions our Compensation Committee took with respect to equity-based compensation in light of stockholder concerns is detailed in "Proxy Summary – Compensation Highlights."

How equity-based compensation was determined. Annually, the Compensation Committee evaluates the appropriate form of equity-based compensation and approves the dollar value of long-term equity awards that will be granted to each NEO under our 2016 Equity Plan.

The numbers of shares of restricted stock awarded to members of our senior management with regard to 2023 were based upon recommendations by Messrs. Miller, Jaffe, and Beckwitt and other members of senior management. In addition, our Compensation Committee engaged in a review of the total compensation our senior management had received over the last five years, the comparative compensation analysis described above, and the executives' total potential compensation for fiscal 2023 and considered each executive's responsibilities and expected contributions to Lennar. The Compensation Committee did not assign a specific weight to any individual factor or consider any policy as to how the compensation should compare to that of employees performing similar functions for our Peer Group or other Fortune 500 companies.

2023 Equity-Based Compensation Decisions

In February 2023, the Compensation Committee approved the awards shown below of restricted Class A common stock under the 2016 Equity Plan. As noted in "Proxy Summary – Compensation Highlights" and elsewhere in this "Compensation Discussion and Analysis" section, with respect to Messrs. Miller, Jaffe, and Beckwitt, during fiscal 2023, the equity pay mix was approximately 70% performance-based and 30% time-based awards, which is a heavier emphasis on the performance-based awards than suggested by our stockholders and an increase in the emphasis on the performance-based awards since fiscal 2022 where the equity pay mix was approximately 65% performance-based and 35% time-based awards.

Executive	Service-based restricted stock value ($)[1]	Service-based restricted stock (#)[2]	Performance-based restricted stock value at target ($)[1][3]	Performance-based restricted stock at target (#)
Stuart Miller	7,950,093	82,180	18,320,752	191,755
Rick Beckwitt	6,960,443	71,950	16,039,197	167,875
Jonathan M. Jaffe	6,960,443	71,950	16,039,197	167,875
Diane Bessette	1,625,232	16,800	1,605,114	16,800
Jeff McCall	875,497	9,050	864,660	9,050

(1) Value is based on $96.74 per share, which was the closing price of Lennar's Class A common stock on the grant date February 28, 2023.

(2) The shares of service-based restricted stock will vest in equal installments on each of February 14, 2024, February 14, 2025, and February 14, 2026.

(3) If the threshold number of shares of performance-based restricted stock that potentially could be earned were used rather than the target number, the total grant date fair value of the performance-based awards would be $5,496,226 for Mr. Miller, $4,811,759 for Mr. Beckwitt, $4,811,759 for Mr. Jaffe, $481,534 for Ms. Bessette and $259,398 for Mr. McCall. If the maximum number of shares of performance-based restricted stock that potentially could be earned were used rather than the target number, the total grant date fair value of the awards would be $36,641,504 for Mr. Miller, $32,078,394 for Mr. Beckwitt, $32,078,394 for Mr. Jaffe, $3,210,228 for Ms. Bessette and $1,729,319 for Mr. McCall.

Grants of performance-based restricted stock

The performance-based restricted stock awarded in February 2023 was granted at target and will vest, if at all, only to the extent that specific performance goals are met with respect to the four equally weighted metrics over the three-year performance period, which commenced on December 1, 2022 and ends on November 30, 2025. The Compensation Committee has assigned a threshold, target, and maximum performance goal to each of the metrics. If the threshold performance level for a particular metric is not achieved, no amount will be paid for that metric. Payouts for performance between threshold and target goals and between target and maximum goals will be calculated by linear interpolation. If the average weighting of the four performance metrics is below target, then only a portion of the shares granted at target will vest. If the average weighting of the four performance metrics is above target, then the target shares granted will vest and an additional number of fully vested shares will be issued to grantee. The performance goals for the four metrics were as follows:

Share Payout	Relative Gross Profit Percentage*	Relative Return on Tangible Capital*	Relative Total Stockholder Return*	Debt/EBITDA Multiple
0%	<25th Percentile	<25th Percentile	<25th Percentile	>1.70
30% (threshold)	25th Percentile	25th Percentile	25th Percentile	1.40
100% (target)	65th Percentile	65th Percentile	65th Percentile	1.10
200% (maximum)	75th Percentile	75th Percentile	75th Percentile	≤0.80

*   Relative metrics are determined by reference to Lennar's Peer Group.

The Compensation Committee selected these performance metrics because as discussed below, they are effective long-term measures of performance, they align our executives' interests with the interests of our stockholders, and they are important internal and external operating metrics. As noted in "Proxy Summary – Compensation Highlights" and elsewhere in this "Compensation Discussion and Analysis" section, (1) the performance-based award target award payouts for Messrs. Miller, Jaffe, and Beckwitt were increased to the 65th percentile from the 60th percentile in fiscal 2022; and (2) the payout level at threshold performance achievement was lowered from 50% of target to 30% of target for Messrs. Miller, Jaffe, and Beckwitt, which reduces compensation for underperformance and strengthens the link between executive compensation and Company's performance.

Gross profit percentage is an industry standard that research analysts and investors use to gauge the strength of businesses like ours because it shows whether costs are being managed effectively. A high gross profit percentage target incentivizes our executives to maximize our sales prices, control sales incentives, and minimize costs of sales, which include the costs of land, labor, materials, and products used in building our homes. A *relative* gross profit percentage metric indicates whether Lennar is managing costs and sale prices more effectively than our peers.

Return on tangible capital encourages our executives to focus on our returns and the efficient use of our assets and resources, while also driving earnings. A *relative* return on tangible capital metric indicates whether Lennar is using assets and resources more efficiently than our peers. Return on tangible capital is calculated by dividing the Company's net operating profit after tax by its tangible capital. Net operating profit after tax is calculated by taking the Company's net income and adding back any after-tax interest expense and adjusting for tax items or other adjustments to the extent approved by the Compensation Committee. Tangible capital is defined as stockholders' equity less intangible assets plus homebuilding debt.

Debt/EBITDA multiple encourages our executives to maximize cash flow and reduce our leverage. Debt is calculated as the Company's consolidated debt balance for the applicable period, divided by the Company's EBITDA for such period. EBITDA is earnings before interest, taxes, depreciation and amortization.

Total stockholder return is a measure that captures stock price appreciation plus dividends paid over a defined period, reflecting the total return to stockholders during that time. A relative total stockholder return metric indicates whether an investment in Lennar was better for our stockholders than an investment in our Peer Group would have been.

The threshold performance levels outlined above are designed to be reasonably achievable, yet uncertain under expected market and business conditions at the time of grant. Target performance levels are designed to require significant management effort to achieve, and maximum performance levels are designed to be measurably more difficult to achieve than target performance levels.

Grants of service-based restricted stock

In February 2023, the Compensation Committee also approved a grant to Mr. Sustana of 16,025 shares of service-based restricted Class A common stock that will vest in equal installments on each of February 14, 2024, February 14, 2025, and February 14, 2026. The stock had a grant date fair value of $1,550,259.

In addition, in February 2023, the Compensation Committee approved a grant to Mr. Collins of 9,825 shares of service-based restricted Class A common stock that will vest in equal installments on each of February 14, 2024, February 14, 2025, and February 14, 2026. The stock had a grant date fair value of $950,471.

Effect of retirement on equity awards

Our 2016 Equity Plan provides that when an officer or associate retires, all restrictions on all restricted stock granted to that individual will immediately lapse and the restricted stock will no longer be subject to forfeiture. For this purpose, "retirement" is defined as a termination of service (other than for cause) on or after the date the grantee attains age 65 or on or after the date the grantee attains age 60 with 15 consecutive years of service with Lennar ("retirement-eligible"). Of our NEOs, Messrs. Miller, Jaffe and Sustana, and Ms. Bessette are retirement-eligible. If any of them were to retire, his or her service-based restricted stock would immediately vest. In addition, when a retirement-eligible executive is granted shares of restricted stock that are subject to service-based vesting, these grants are taxable events subject to withholding. With respect to the 2021, 2022 and 2023 grants of performance-based awards, if a retirement-eligible executive were to retire, he or she would receive the shares of performance-based restricted stock that he or she would have earned if he or she had remained employed for the entire performance period. The actual payout of shares would not occur until after the end of the three-year performance period, at which time the Company's performance during the performance period would be used to determine how many shares the grantee would receive.

Mr. Beckwitt was retirement-eligible when he retired from the Company during fiscal 2023, effective September 1, 2023. As a result, in accordance with the terms of the 2016 Equity Plan and his individual award agreement, all of his 94,804 outstanding unvested shares of service-based restricted stock fully vested as of September 1, 2023. Further, although the terms of the 2016 Equity Plan and his individual award agreement would have allowed Mr. Beckwitt to be eligible to vest in his performance-based restricted stock awards as though he had remained employed for the entire applicable three-year performance period (subject to certain terms and conditions), Mr. Beckwitt forfeited all of his 406,047 outstanding unvested shares of performance-based restricted stock awards for other good and valuable consideration. For more information on Mr. Beckwitt's retirement, see "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement.

None of our other NEOs has indicated any intention to retire.

2020 Performance Shares – Results

In 2020, Messrs. Miller, Jaffe, McCall, and Beckwitt and Ms. Bessette were granted target awards of 106,934, 83,214, 12,429, 94,795 and 14,501 shares, respectively, of performance-based restricted Class A common stock ("2020 Performance Shares"). The 2020 Performance Shares had a three-year performance period that ended on November 30, 2022. The number of 2020 Performance Shares that each grantee actually earned for the performance period was determined based on the level of achievement of the performance goals set forth in the table below.

Payout	Relative Gross Profit Percentage*	Relative Return on Tangible Capital*	Relative Total Shareholder Return*	Debt/EBITDA Multiple
0%	<25th Percentile	<25th Percentile	<25th Percentile	>4.20
50% (threshold)	25th Percentile	25th Percentile	25th Percentile	4.20
100% (target)	50th Percentile	50th Percentile	50th Percentile	2.60
200% (maximum)	75th Percentile	75th Percentile	75th Percentile	≤2.30

*   Relative metrics are determined by reference to Lennar's Peer Group.

In February 2023, the Compensation Committee reviewed the achievement of the performance goals over the three-year performance period. The Company's relative gross profit percentage, relative return on tangible capital, and relative total shareholder return over the applicable performance period, placed the Company's final percentile rank achieved as compared to its peers at 86.5%, 68.4%, and 88.1%, respectively, which meant a final payout for each relative metric of 200.0%, 173.6% and 200.0%, respectively. Relative metrics are determined by reference to Lennar's Peer Group: Beazer Homes USA, Inc., D.R. Horton, Inc., Hovnanian Enterprises, Inc., KB Home, M.D.C. Holdings, Inc., Meritage Homes Corporation, NVR, Inc., PulteGroup, Inc., Taylor Morrison, Toll Brothers, Inc. and TRI Pointe Homes. Hovnanian Enterprises, Inc.'s negative equity skewed the relative return on tangible capital component of the calculations, and the Compensation Committee determined to rank Hovnanian last in the calculation of relative return on tangible capital. The Company's debt/EBITDA multiple was 1.096, which meant a 200.0% payout for that metric. The average weighting of the four performance metrics resulted in a 193.4% payout. As a result, the total number of shares that each of Messrs. Miller, Jaffe, McCall, and Beckwitt and Ms. Bessette were entitled to receive was 206,810, 160,935, 24,037, 183,333 and 28,044 shares, respectively, of Class A common stock. Since Messrs. Miller, Jaffe, McCall, and Beckwitt and Ms. Bessette had already been issued 106,934, 83,214, 12,429, 94,795, and 14,501 shares, respectively, at target, those shares vested, and Messrs. Miller, Jaffe, McCall, and Beckwitt and Ms. Bessette were issued an additional 99,876, 77,721, 11,608, 88,538, and 13,543 shares, respectively, of Class A common stock.

In addition, Messrs. Miller, Jaffe, McCall, and Beckwitt and Ms. Bessette received accrued dividends on the 206,810, 160,935, 24,037, 183,333, and 28,044 shares, respectively, of Class A common stock over the three-year performance period.

Other Benefits

Our NEOs are eligible to receive a match on their 401(k) contributions up to $13,200 for 2023 and $17,250 for 2024, and to participate in our active associate health and welfare benefits plans, which are available to all full-time associates. Under our flexible benefits plans, all associates are entitled to medical, vision, dental, life insurance, and long-term disability coverage. We also provide certain of our executive officers with a car allowance.

Change in Control Effects

Our 2016 Equity Plan provides for accelerated vesting of outstanding equity awards if there is a change in control together with certain employment termination events (i.e., a "double trigger"). You can find a summary of potential payments arising from a change in control in "Executive Compensation – Potential Payments Upon Termination after Change in Control" in this proxy statement.

Executive Transitions

Appointment of Stuart Miller as Co-Chief Executive Officer

On July 14, 2023, the Company appointed Mr. Miller as the Company's Co-Chief Executive Officer effective as of September 1, 2023. Mr. Miller succeeded Mr. Beckwitt, who had served as the Company's Co-Chief Executive Officer and Co-President since November 2020. Prior to the appointment, Mr. Miller served as the Company's Executive Chairman since April 2018. No adjustment was made to Mr. Miller's compensation arrangements in connection with his appointment as Co-Chief Executive Officer. Mr. Miller has continued to serve as the Company's Executive Chairman concurrently with his appointment as Co-Chief Executive Officer. Jonathan Jaffe, previously Co-Chief Executive Officer and Co-President of the Company, was appointed the Company's Co-Chief Executive Officer and President, also effective September 1, 2023.

Our Co-Chief Executive Officer management structure allows us to benefit from the expertise, leadership and collaborative working relationship of two homebuilding veterans, each of whom has been with the Company working side by side for over 40 years. In building and expanding the Company's operations in a number of homebuilding markets, including California, Florida and Texas, through both organic growth and acquisitions, Messrs. Miller and Jaffe have developed deep institutional knowledge regarding all aspects of our Company, our markets, the challenges and expectations of our homebuyers, land sellers, trade partners and other parties, and strategies for how to meet them. The Co-CEO strategy allows full attention to the Company's expanded geography and allows us to take full advantage of all opportunities in both established and newer markets. Messrs. Miller and Jaffe are in a unique position to use this institutional knowledge to support our continued future growth in both current markets and new markets. Moreover, having two co-Chief Executive Officers, each of whom shares responsibility for operations, allows for more significant impact across the Company overall. In addition to his operations role, Mr. Miller focuses on continuous process improvement, technology initiatives and innovation. He also leads the Company's efforts to become a pure play homebuilder and the development of the Lennar Machine, a technology platform that optimizes our sales, marketing and dynamic pricing. Mr. Miller is also the chief engineer of the Company's land-light strategy. Our two Co-Chief Executive Officers' shared operational focus and complementary skill sets have been instrumental in our success as a business, including with respect to our growth, and we believe that this structure provides leadership for the entire organization, promotes consistency and accountability and supports a more coordinated and cohesive long-term strategy, which will continue to drive even higher returns to our stockholders.

Departure of Rick Beckwitt

Effective as of September 1, 2023, Rick Beckwitt retired from the role of Co-Chief Executive Officer and Co-President of the Company and retired as a member of the Board of Directors. Mr. Beckwitt was retirement-eligible when he retired from the Company. In connection with Mr. Beckwitt's retirement, he entered into the Separation Agreement and General Release dated as of July 14, 2023 with the Company (the "Beckwitt Separation Agreement"). The Beckwitt Separation Agreement was negotiated in the context of competing considerations of the parties and reflected a mutually agreed resolution of those considerations. Pursuant to the Beckwitt Separation Agreement, and in consideration for, among other things, (i) his release of claims in favor of the Company and his continued compliance with a 2-year post-termination non-competition restriction (Mr. Beckwitt was not previously subject to any non-competition restriction in connection with his employment at the Company), a 4-year post-termination non-solicitation restriction, and a perpetual obligation to not disparage the Company and (ii) forfeiture of equity awards as described herein, Mr. Beckwitt received: (1) a payment equal to $20,243,245, less applicable withholdings and deductions and (2) full vesting of all of the 94,804 outstanding shares of time-based restricted stock held by Mr. Beckwitt, which he is entitled to receive pursuant to the 2016 Equity Plan.

Mr. Beckwitt forfeited:

- 68,312 performance-based restricted stock awards granted on February 26, 2021 (with an estimated fair value of $10.3 million as of the end of the three-year performance period);
- 92,390 performance-based restricted stock awards granted on February 28, 2022 (with an estimated current fair value of $13.9 million);

- 77,470 performance-based restricted stock awards granted on November 17, 2022 (with an estimated current fair value of $11.6 million); and
- 167,875 performance-based restricted stock awards granted on February 28, 2023 (with an estimated current fair value of $25.2 million).

Collectively, these forfeited awards had an estimated current fair value of $60.9 million.

Because Mr. Beckwitt was retirement-eligible when he retired from the Company, pursuant to the 2016 Equity Plan, if not for the forfeiture of these awards, Mr. Beckwitt, following his retirement, would have been eligible to vest in his performance-based restricted stock awards as though he had remained employed for the entire applicable three-year performance period (subject to certain terms and conditions). In connection with his retirement, Mr. Beckwitt did not receive any enhanced benefit or compensation beyond that set forth in the Beckwitt Separation Agreement described above. For more information on the effect of retirement on equity awards, see "Compensation Discussion and Analysis—2023 Compensation Decisions—Effect of Retirement on Equity Awards" in this proxy statement. Mr. Beckwitt also forfeited his 2023 cash incentive compensation under our incentive compensation program pursuant to the terms and conditions of our incentive compensation program.

Other Compensation Practices

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines that set minimum equity ownership requirements for our executive officers. The guidelines are designed to align the interests of our executives with the interests of stockholders and further promote our commitment to sound corporate governance. Under our stock ownership guidelines, an executive is expected to own, by a date not later than five years after being appointed to his or her position as an executive officer, shares of our common stock with a value equal to a multiple (shown below) of the executive's annual base salary.

Until the required stock ownership level is achieved, an executive is required to retain at least 50% of the shares of restricted stock that become vested, other than shares sold to pay taxes resulting from the vesting. If the required level is not achieved within the five-year compliance period, an executive will be required to retain 100% of the restricted shares that become vested (other than shares sold to pay taxes resulting from the vesting) until the required level is achieved.

As of January 31, 2024, all of our named executive officers had stock ownership levels well above their respective ownership requirements, as shown below.

MULTIPLE OF BASE SALARY AS OF JANUARY 31, 2024(1)(2)



Stuart Miller
2,577x
Jonathan M. Jaffe
161x
6x Required base salary multiple
Diane Bessette
48x
Jeff McCall
21x
3x Required base salary multiple
Mark Sustana
5x
David Collins
15x
2x Required base salary multiple

(1) Stock ownership includes Class A common stock and Class B common stock beneficially owned by the officer and includes service-based restricted stock. The fair market value of Lennar equity holdings for each participant is based on the average of the stock prices on the last day of each month for the trailing twelve months as of a specified annual date.

(2) Mr. Beckwitt retired from the Company effective as of September 1, 2023, and is not included in the above table.

Executive Officer Recovery Policy

In 2022, the SEC and NYSE adopted final rules implementing the incentive-based compensation recovery provision of the Dodd-Frank Act (the "Clawback Rules"). In response, on June 22, 2023, the Board terminated the Company's prior Compensation Clawback Policy, effective as of December 1, 2023, and adopted the Executive Officer Recovery Policy (the "Clawback Policy"), also effective as of December 1, 2023, and covering incentive-based compensation received by current or former executive officers on or after October 2, 2023. The Clawback Policy provides for our recovering incentive-based compensation erroneously received by current or former executive officers during the three completed fiscal years immediately preceding the year in which we are required to prepare an accounting restatement due to material noncompliance with financial reporting requirements. Erroneous payments must be recovered even if there was no misconduct or failure of oversight on the part of an individual executive officer. There are limited exceptions to our obligation to enforce the application of the Clawback Policy. Such exceptions are available where (i) pursuing such recovery would be impractical because the direct expense paid to a third party to assist in enforcing the Clawback Policy would exceed the recoverable amounts and we have made a reasonable attempt to recover such amounts and provided documentation of such attempts to NYSE; (ii) pursuing such recovery would violate our home country laws and we provide an opinion of counsel to that effect to the SEC; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to our employees, to fail to meet the requirements of the Internal Revenue Code.

Hedging and Pledging

Executive officers and directors are not permitted to enter into hedging arrangements with respect to shares of Lennar's common stock. This prohibition on hedging does not apply to the Company's other associates. Directors and executive officers may only pledge shares held in excess of each individual's share ownership requirements as set forth in our stock ownership guidelines.

Non-Solicitation Agreement

In connection with receiving the annual cash bonus, each of our NEOs signs an agreement that, for twelve months following termination of his or her employment with Lennar, the NEO will not offer employment to any of our associates or anybody who had been an associate during the preceding three months and will not encourage any of our associates to terminate employment with us.

Tax Implications of our Executive Compensation Program

Due to changes to the Internal Revenue Code enacted in 2017, we are not able to deduct compensation over $1.0 million paid to certain of our executive officers. The Compensation Committee will approve compensation that may not be deductible where it believes it is in our and our stockholders' best interests to do so.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the disclosure set forth above under the heading "Compensation Discussion and Analysis" with management and, based on such review and discussions, it has recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into Lennar Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2023.

Respectfully submitted by the Compensation Committee of the Board,

The Compensation Committee

Teri P. McClure, Chair
Amy Banse
Tig Gilliam
Sherrill W. Hudson
Dacona Smith

Executive Compensation

Summary Compensation Table

The following table presents certain summary information for the fiscal years ended November 30, 2023, 2022, and 2021, concerning compensation earned for services rendered in all capacities by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[4]	Total ($)
Stuart Miller Executive Chairman & Co-Chief Executive Officer	2023	1,000,000	—	26,270,845	7,000,000	14,068	34,284,913
	2022	1,000,000	—	26,499,994	7,000,000	427,100	34,927,094
	2021	1,000,000	—	18,921,266	18,921,275	9,535	38,852,076
Jonathan M. Jaffe Co-Chief Executive Officer and President	2023	800,000	—	22,999,640	5,306,190	34,837	29,140,667
	2022	800,000	—	23,199,948	6,000,000	33,035	30,032,983
	2021	800,000	—	16,607,806	16,607,876	29,535	34,045,217
Diane Bessette Vice President, Chief Financial Officer and Treasurer	2023	750,000	—	3,230,346	3,000,000	21,545	7,001,891
	2022	750,000	—	2,250,595	3,000,000	20,235	6,020,830
	2021	750,000	750,000	2,000,407	2,025,000	16,735	5,542,142
Jeff McCall Executive Vice President	2023	750,000	—	1,740,157	3,000,000	14,068	5,504,225
	2022	750,000	—	1,750,862	2,625,000	13,035	5,138,897
	2021	750,000	350,000	1,750,169	2,025,000	9,535	4,884,704
Mark Sustana Vice President, General Counsel and Secretary	2023	500,000	—	1,550,259	1,225,000	14,068	3,289,327
	2022	500,000	—	1,350,447	1,200,000	13,035	3,063,482
	2021	465,000	150,000	1,190,205	1,023,000	9,535	2,837,740
David Collins Vice President and Controller	2023	325,000	—	950,471	900,000	14,068	2,189,539
Rick Beckwitt Former Co-Chief Executive Officer and Co-President	2023	535,385	—	22,999,640[3]	—	20,272,538	43,807,563
	2022	800,000	—	23,199,948[3]	6,000,000	447,100	30,447,048
	2021	800,000	—	16,607,806[3]	16,607,876	29,535	34,045,217

(1) The amounts in this column do not reflect compensation actually received by the named executive officers, nor do they reflect the actual values that will be realized. Instead, the amounts reflect the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board Accounting Standard Update Topic 718, Compensation—Stock Compensation ("ASC Topic 718"). Further discussion of the relevant assumptions made in the valuation of these awards is provided in Note 1 to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2023. For fiscal 2023, the amounts for Messrs. Miller, Jaffe, McCall, and Beckwitt, and Ms. Bessette include the grant date fair value of the February 28, 2023 grant of service-based restricted stock and the grant date fair value of the target number of shares of performance-based restricted stock. The table below shows the total grant date fair values of the performance-based restricted stock awards granted on February 28, 2023 if the threshold number of shares, or the maximum number of shares that potentially could be earned were used instead of the target.

Name	30% Threshold ($)	Target ($)	200% Maximum ($)
Stuart Miller	5,496,226	18,320,752	36,641,504
Jonathan M. Jaffe	4,811,759	16,039,197	32,078,394
Diane Bessette	481,534	1,605,114	3,210,228
Jeff McCall	259,398	864,660	1,729,319
Mark Sustana	—	—	—
David Collins	—	—	—
Rick Beckwitt	4,811,759	16,039,197	32,078,394

(2) The amounts reported in this column reflect cash incentive compensation earned under our incentive compensation program on the basis of performance in fiscal 2023, 2022, and 2021. We make payments under this program in the first quarter of the fiscal year following the fiscal year in which they are earned.

(3) As described in the section titled "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement, Mr. Beckwitt retired from his executive officer role at the Company effective September 1, 2023. Mr. Beckwitt's departure resulted in, among other things, the forfeiture of all performance-based restricted stock granted to him in 2023 (the grant date fair value of which equals approximately $16.0 million), 2022 (the grant date fair value of which equals approximately $14.9 million) and 2021 (the grant date fair value of which equals approximately $5.7 million) (collectively, the "Forfeited Awards"). Pursuant to the 2016 Equity Incentive Plan (the "2016 Equity Plan"), if not for the forfeiture of the Forfeited Awards, Mr. Beckwitt, following his retirement, would have been eligible to receive the Forfeited Awards as though he had remained employed for the entire applicable three-year performance period (subject to certain terms and conditions). For more information on Mr. Beckwitt's retirement and the Beckwitt Separation Agreement, see "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement.

(4) All other compensation consists of the following:

Name	Year	Car Allowance / Lease Payments ($)	401(k) Match ($)	Term Life Insurance ($)	Long-Term Disability Insurance ($)	Separation Pay ($)[5]	Personal Use of Company Aircraft[6]	Total All Other Compensation ($)
Stuart Miller	2023	—	13,201	596	271	—	—	14,068
Jonathan M. Jaffe	2023	20,769	13,201	596	271	—	—	34,837
Diane Bessette	2023	7,477	13,201	596	271	—	—	21,545
Jeff McCall	2023	—	13,201	596	271	—	—	14,068
Mark Sustana	2023	—	13,201	596	271	—	—	14,068
David Collins	2023	—	13,201	596	271	—	—	14,068
Rick Beckwitt	2023	15,385	13,201	486	221	20,243,245	—	20,272,538

(5) In connection with Mr. Beckwitt's retirement, the Company entered into a Separation Agreement and General Release with Mr. Beckwitt (the "Beckwitt Separation Agreement"), dated July 14, 2023. The Beckwitt Separation Agreement provides for, in relevant part, a cash payment of $20,243,245, less all applicable withholdings and deductions, in exchange for (i) Mr. Beckwitt's execution and non-revocation of a release and continued compliance with a 2-year post-termination non-competition restriction, a 4-year post-termination non-solicitation restriction, and a perpetual obligation to not disparage the Company and (ii) Mr. Beckwitt's forfeiture of the Forfeited Awards, as described in footnote 3 to the Summary Compensation Table. In addition, as described in footnote 6 to the Grants of Plan-Based Awards, Mr. Beckwitt's retirement resulted in the forfeiture of Mr. Beckwitt's cash incentive compensation under our incentive compensation program pursuant to the terms and conditions of our incentive compensation program. For more information on Mr. Beckwitt's retirement and the Beckwitt Separation Agreement, see "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement.

(6) Occasionally, a spouse or guest may accompany each of Messrs. Miller, Jaffe or Beckwitt on business travel when there is additional seating available on the corporate aircraft. As there is no incremental cost to the Company for an additional passenger accompanying an executive on a flight, no amount has been included here to reflect that usage. However, due to special tax rules regarding personal use of business aircraft, Messrs. Miller, Jaffe or Beckwitt may be treated as receiving taxable income when a spouse or guest accompanies one of them on a business trip.

Grants of Plan-Based Awards

The following table provides information about cash (non-equity) and equity incentive compensation awarded to our named executive officers with regard to fiscal 2023. The cash awards were granted under Lennar's 2016 Incentive Compensation Plan and the equity awards were granted under Lennar's 2016 Equity Plan.

Name	Type of award	Grant date	Estimated possible payouts under non-equity incentive plan awards Target ($)	Maximum ($)	Estimated future payouts under equity incentive plan awards[7][8] Threshold (#)	Target (#)	Maximum (#)	All other stock awards: number of Shares of stock (#)	Grant date fair value of stock awards ($)[12]
Stuart Miller	AIC	—	—	7,000,000[1]	—	—	—	—	—
	PS/RS	2/28/2023	—	—	57,527	191,755	383,510	82,180[10]	26,270,845
Jonathan M. Jaffe	AIC	—	—	6,000,000[1]	—	—	—	—	—
	PS/RS	2/28/2023	—	—	50,363	167,875	335,750	71,950[10]	22,999,640
Diane Bessette	AIC	—	3,000,000[2]	3,000,000[2]	—	—	—	—	—
	PS/RS	2/28/2023	—	—	5,040	16,800	33,600	16,800[10]	3,230,346
Jeff McCall	AIC	—	3,000,000[3]	3,000,000[3]	—	—	—	—	—
	PS/RS	2/28/2023	—	—	2,715	9,050	18,100	9,050[10]	1,740,157
Mark Sustana	AIC	—	1,400,000[4]	1,400,000[4]	—	—	—	—	—
	RS	2/28/2023	—	—	—	—	—	16,025[10]	1,550,259
David Collins	AIC	—	900,000[5]	900,000[5]	—	—	—	—	—
	RS	2/28/2023	—	—	—	—	—	9,825[10]	950,471
Rick Beckwitt	AIC	—	—	6,000,000[6]	—	—	—	—	—
	PS/RS	2/28/2023	—	—	50,363[9]	167,875[9]	335,750[9]	71,950[11]	22,999,640

AIC - Annual Cash Incentive Compensation

PS - Performance-Based Restricted Shares, shares of restricted stock earned, if at all, based on achievement of performance goals over a three-year performance period

RS - Service-Based Restricted Shares, shares of restricted stock that vest in equal annual installments over three years

(1) Pursuant to the terms of their award agreements, Messrs. Miller and Jaffe could receive 0.20% and 0.15% respectively, of Lennar's fiscal 2023 Pretax Income after a 7.3% capital charge on tangible capital, and subject to a cash bonus cap of $7,000,000 and $6,000,000 respectively. Based on our fiscal 2023 Pretax Income, and after taking into account the capital charge and the cash bonus cap, Messrs. Miller and Jaffe were entitled to cash bonus payments of $7,000,000 and $5,306,190 respectively. For further discussion, please see the "Compensation Discussion and Analysis—Annual Cash Incentive Compensation" section of this proxy statement. These cash bonus amounts, which were paid in the first quarter of fiscal 2024, are also reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. There was no threshold and no target.

(2) Ms. Bessette had the opportunity to earn a maximum award of up to 400% of base salary based on specified performance criteria. The amount paid to Ms. Bessette with regard to fiscal 2023 was $3,000,000 and is reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. There was no threshold.

(3) Mr. McCall had the opportunity to earn a maximum award of up to 400% of base salary based on specified performance criteria. The amount paid to Mr. McCall with regard to fiscal 2023 was $3,000,000 and is reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. There was no threshold.

(4) Mr. Sustana had the opportunity to earn a maximum award of up to 280% of base salary based on specified performance criteria. The amount paid to Mr. Sustana with regard to fiscal 2023 was $1,225,000 and is reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. There was no threshold.

(5) Mr. Collins had the opportunity to earn a maximum award of up to $900,000 based on specified performance criteria. The amount paid to Mr. Collins with regard to fiscal 2023 was $900,000 and is reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. There was no threshold.

(6) Pursuant to the terms of his award agreement, Mr. Beckwitt was entitled to earn 0.15% of Lennar's fiscal 2023 Pretax Income after a 7.3% capital charge on tangible capital, subject to a cash bonus cap of $6,000,000. As described in the section titled "Compensation Discussion and Analysis— Executive Transitions—Departure of Rick Beckwitt" in this proxy statement, Mr. Beckwitt retired from his executive officer role at the Company effective as of September 1, 2023, resulting in, among other things, the forfeiture of Mr. Beckwitt's cash incentive compensation under our incentive compensation program pursuant to the terms and conditions of our incentive compensation program.

(7) Until the performance conditions have been met with respect to the performance shares, dividends on the performance shares are accrued but not paid. Performance shares may still be voted during the performance period. If the performance conditions are met, the named executive officer is paid the accrued dividends. If the performance conditions are not met and the shares are forfeited, the accrued dividends also are forfeited. For restricted stock without performance conditions, the named executive officer is entitled to the dividends on, and can vote, unvested shares.

(8) The performance-based restricted stock will vest, if at all, only to the extent Lennar meets specific performance goals with respect to relative gross profit percentage, relative return on tangible capital, relative total stockholder return, and debt/EBITDA multiple over a three-year performance period. For each performance goal, there is a threshold, target, and maximum performance level.

(9) As described in footnote 3 to the Summary Compensation Table and the section titled "Compensation Discussion and Analysis—Executive Transitions— Departure of Rick Beckwitt" in this proxy statement, Mr. Beckwitt retired from his executive officer role at the Company effective as of September 1, 2023, resulting in, among other things, the forfeiture of all of the performance-based restricted stock granted to him on February 28, 2023.

(10) The shares of restricted stock granted to the NEO will vest in three equal annual installments on each of February 14, 2024, February 14, 2025, and February 14, 2026. The 82,180 shares granted to Mr. Miller, the 71,950 shares granted to Mr. Jaffe, the 16,800 shares granted to Ms. Bessette, the 16,025 shares granted to Mr. Sustana, and the 71,950 shares granted to Mr. Beckwitt include 32,338; 28,313; 6,611; 6,306; and 28,313 shares of Class A common stock, respectively, that were surrendered to satisfy a withholding obligation due to the grant of the restricted stock. For a discussion of our equity plans' retirement provisions and related withholding obligations, see "Compensation Discussion and Analysis—Equity-Based Compensation."

(11) Pursuant to the terms of the Beckwitt Separation Agreement, the 71,950 shares of time-based restricted stock granted to Mr. Beckwitt in fiscal year 2023 (inclusive of the 28,313 shares of Class A common stock that were surrendered to satisfy a withholding obligation due to the grant of the restricted stock) would have vested on each of February 14, 2024, February 14, 2025, and February 14, 2026, but vested in full on September 1, 2023 in connection with his retirement and in accordance with the terms of the 2016 Equity Plan. For more information on Mr. Beckwitt's retirement, including the total number of time-based restricted stock that vested in full in connection with his retirement, see "Compensation Discussion and Analysis— Executive Transitions—Departure of Rick Beckwitt" in this proxy statement.

(12) The amounts in this column include the grant date fair value of the February 28, 2023 grant of service-based restricted stock and the grant date fair value of the target number of shares of performance-based restricted stock. The table below shows the total grant date fair values of the performance-based restricted stock awards granted on February 28, 2023 if the threshold number of shares, or the maximum number of shares that potentially could be earned were used instead of the target.

Name	Threshold ($)	Target ($)	Maximum ($)
Stuart Miller	5,496,226	18,320,752	36,641,504
Jonathan M. Jaffe	4,811,759	16,039,197	32,078,394
Diane Bessette	481,534	1,605,114	3,210,228
Jeff McCall	259,398	864,660	1,729,319
Mark Sustana	—	—	—
David Collins	—	—	—
Rick Beckwitt	4,811,759	16,039,197	32,078,394

Outstanding Equity Awards at Fiscal Year–End

The following table provides information concerning the outstanding equity awards of Class A common stock held by each named executive officer at our fiscal year ended November 30, 2023. Each grant of an equity award is shown separately for each named executive officer. Mr. Beckwitt retired from his executive officer role at the Company effective as of September 1, 2023 and does not hold any equity awards as of November 30, 2023.

Name	Stock Award Grant Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)[2]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Stuart Miller	2/26/2021	15,789[3]	2,019,729	78,097[6]	9,990,168
	2/28/2022	42,560[4]	5,444,275	105,260	13,464,859
	11/17/2022	—	—	89,064	11,393,067
	2/28/2023	49,842[5]	6,375,789	191,755	24,529,300
		108,191	13,839,793	464,176	59,377,394
Jonathan M. Jaffe	2/26/2021	11,481[3]	1,468,650	68,312[6]	8,738,471
	2/28/2022	37,356[4]	4,778,580	92,390	11,818,529
	11/17/2022	—	—	77,470	9,909,962
	2/28/2023	43,637[5]	5,582,045	167,875	21,474,570
		92,474	11,829,274	406,047	51,941,532
Diane Bessette	2/26/2021	2,437[3]	311,741	12,055[6]	1,542,076
	2/28/2022	5,062[4]	647,531	12,520	1,601,558
	2/28/2023	10,189[5]	1,303,377	16,800	2,149,056
		17,688	2,262,649	41,375	5,292,690
Jeff McCall	2/26/2021	3,516[3]	449,767	10,547[6]	1,349,172
	2/28/2022	6,494[4]	830,712	9,740	1,245,941
	2/28/2023	9,050[5]	1,157,676	9,050	1,157,676
		19,060	2,438,155	29,337	3,752,789
Mark Sustana	2/26/2021	2,900[3]	370,968	—	—
	2/28/2022	6,075[4]	777,114	—	—
	2/28/2023	9,719[5]	1,243,254	—	—
		18,694	2,391,336	—	—
David Collins	2/26/2021	3,415[3]	436,847	—	—
	2/28/2022	6,307[4]	806,791	—	—
	2/28/2023	9,825[5]	1,256,814	—	—
		19,547	2,500,452	—	—

(1) Based on stock price of $127.92 for the Class A common stock, which was the closing price of the stock on November 30, 2023.

(2) These shares are subject to performance-based vesting conditions measured over a three-year performance period and vest on the date on which the Compensation Committee certifies the achievement of the relevant performance goals following the completion of the applicable three-year performance period. For the performance-based shares granted on February 26, 2021 (the "2021 Grant"), the three-year performance period commenced on December 1, 2020 and ended on November 30, 2023. For the performance-based shares granted on February 28, 2022 and November 17, 2022 (together, the "2022 Grant"), the three-year performance period commenced on December 1, 2021 and ends on November 30, 2024. For the performance-based shares granted on February 28, 2023 (the "2023 Grant"), the three-year performance period commenced on December 1, 2022 and ends on November 30, 2025. The performance shares were granted at target and appear in the table based on achieving maximum performance goals.

(3) The restricted stock vested on February 14, 2024. Mr. Miller's, Mr. Jaffe's, Ms. Bessette's, and Mr. Sustana's 15,789; 11,481; 2,437; and 2,900 shares of Class A common stock, respectively, do not include the 10,244; 11,290; 1,581; and 1,882 shares of Class A common stock, respectively, that were surrendered to satisfy withholding obligations. For a discussion of our equity plans' retirement provisions and related withholding obligations, see "Compensation Discussion and Analysis—Equity-Based Compensation."

(4) The restricted stock will vest in two equal installments on February 14, 2024, and February 14, 2025. Mr. Miller's, Mr. Jaffe's, Ms. Bessette's, and Mr. Sustana's 42,560; 37,356; 5,062; and 6,075 shares of Class A common stock, respectively, do not include 27,613; 24,237; 3,285; and 3,942 shares of Class A common stock, respectively, that were surrendered to satisfy a withholding obligation due to the grant of the restricted stock.

(5) The restricted stock will vest in three equal installments on February 14, 2024, February 14, 2025, and February 14, 2026. Mr. Miller's, Mr. Jaffe's, Ms. Bessette's, and Mr. Sustana's 49,842; 43,637; 10,189; and 9,719 shares of Class A common stock, respectively, do not include the 32,338; 28,313; 6,611; and 6,306 shares of Class A common stock, respectively, that were surrendered to satisfy withholding obligations.

(6) For the 2021 Grant, the three-year performance period ended on November 30, 2023, but those awards remained outstanding and unvested as of November 30, 2023 because the peer group performance information necessary to determine Company's relative performance with respect to certain metrics are not fully available until February 2024, and then the shares earned need to be certified by the Compensation Committee. The Compensation Committee is expected to certify the performance results and vesting in late February 2024.

Option Exercises and Stock Vested

The following table provides information concerning the vesting of restricted Class A common stock and the value realized on such vesting on an aggregated basis during the fiscal year ended November 30, 2023, for each of the named executive officers. None of our named executive officers have stock options relating to our Class A or Class B common stock.

	Stock Awards	
Name	Number of Class A Shares Vesting (#)[1][2]	Value Realized on Vesting ($)[3]
Stuart Miller	297,835	29,242,734
Jonathan M. Jaffe	233,393	22,902,022
Diane Bessette	42,555	4,174,678
Jeff McCall	34,942	3,460,223
Mark Sustana	16,269	1,732,404
David Collins	11,309	1,277,626
Rick Beckwitt	358,102	37,289,108

(1) Of these amounts, shares of Class A common stock were withheld to cover tax withholding obligations as follows: Mr. Miller, 113,718 shares; Mr. Jaffe, 91,641 shares; Ms. Bessette, 17,647 shares; Mr. McCall, 15,481 shares; Mr. Sustana, 6,306 shares; Mr. Collins, 4,147 shares; and Mr. Beckwitt, 100,455 shares. With respect to Mr. Miller, Mr. Jaffe, Ms. Bessette, Mr. Sustana and Mr. Beckwitt, Lennar withheld the shares when he or she became retirement-eligible under the 2016 Equity Plan, or if later, when they were granted to him or her. For a discussion of the 2016 Equity Plan's retirement provisions and related withholding obligations, see "Compensation Discussion and Analysis—Equity-Based Compensation."

(2) This number does not include the 2021 Grant with a three-year performance period ending November 30, 2023, because those awards remain outstanding and unvested until peer group performance information necessary to determine our relative performance with respect to certain metrics is available in February 2024. The Compensation Committee is expected to certify the performance results and vesting in late February 2024.

(3) Calculated based on the closing price of Class A common stock on the applicable vesting dates: February 14, 2023: $104.07, February 28, 2023: $96.74, July 2, 2023: $125.31, and September 1, 2023: $120.66.

Potential Payments upon Termination after Change in Control

Our named executive officers do not have employment agreements or severance agreements and are not subject to any severance plans or policies. Consequently, the only potential payments and benefits they would receive upon a change in control would be the accelerated vesting of their restricted stock. Pursuant to the 2016 Equity Plan, unvested restricted stock will vest if there is a Change in Control (as defined in the 2016 Equity Plan) and, within twenty-four months after the Change in Control, (i) Lennar terminates the employment of the executive without Cause, or (ii) the executive terminates employment with Lennar for Good Reason (as such capitalized terms are defined in the 2016 Equity Plan and reproduced below). The value of accelerated vesting if a hypothetical Change in Control and qualifying termination had occurred on November 30, 2023, is set forth in the table below:

Name	Value of Acceleration as of November 30, 2023 ($)[1]
Stuart Miller	73,217,187[2][3]
Jonathan M. Jaffe	63,770,806[2][3]
Diane Bessette	7,555,339[2][3]
Jeff McCall	6,190,944[3]
Mark Sustana	2,391,336[2]
David Collins	2,500,452

(1) The value of the accelerated restricted stock is the product of the closing price of Lennar's Class A common stock on November 30, 2023 ($127.92) and the number of shares of unvested Class A restricted stock as of November 30, 2023.

(2) With respect to Mr. Miller, Mr. Jaffe, Ms. Bessette and Mr. Sustana, the amount does not include the value of shares that were surrendered to satisfy a withholding obligation due to the grant of the restricted stock. For a discussion of our equity plans' retirement provisions and related withholding obligations, see "Compensation Discussion and Analysis—Equity-Based Compensation."

(3) Includes 464,176; 406,047; 41,375; and 29,337 shares of Class A common stock that were granted to Mr. Miller, Mr. Jaffe, Ms. Bessette and Mr. McCall, respectively, at target and are subject to performance-based vesting conditions.

The definitions of "Change in Control," "Cause" and "Good Reason" pursuant to the 2016 Equity Plan are below:

"Change in Control" means (i) a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any person or group of related persons (as that term is defined for purposes of Section 13(d) of the Exchange Act), other than a transaction with a majority-owned subsidiary of ours or a transaction in which the common stock that is outstanding immediately before the transaction constitutes, or entitles the holders to receive, a majority of the shares of the purchaser that are outstanding immediately after the transaction; (ii) the approval by the holders of our capital stock of any plan or proposal for the liquidation or dissolution of Lennar; (iii) the acquisition by any person or group (other than one or more of the wife, or lineal descendants of the late Leonard Miller, or trusts or entities of which they own a majority of the beneficial interests) of beneficial ownership (determined as provided in the rules under Section 13 of the Exchange Act) of more than 50% in voting power of the outstanding common stock; or (iv) a majority of the members of the Board being persons who were not Directors on the effective date of the 2016 Equity Plan and whose election, or nomination for election, was not approved by a vote of at least a majority of the members of the Board of Directors who either were members of the Board on the effective date of the plan or whose election, or nomination for election, to the Board was approved by such a majority.

"Cause" means, unless otherwise provided in the participant's award agreement, the participant's: (i) engaging in willful or gross misconduct or willful or gross neglect; (ii) repeatedly failing to adhere to the directions of superiors or the Board or the written policies and practices of Lennar or its subsidiaries or its affiliates; (iii) commission of a felony or a crime of moral turpitude, dishonesty, breach of trust or unethical business conduct, or any crime involving Lennar or its subsidiaries, or any affiliate thereof; (iv) fraud, misappropriation or embezzlement; (v) material breach of his or her employment agreement (if any) with Lennar or its subsidiaries or its affiliates; (vi) acts or omissions constituting a material failure to perform substantially and adequately his or her assigned duties; (vii) commission of an illegal act detrimental to Lennar or its subsidiaries or its affiliates; (viii) repeated failure to devote substantially all of his or her business time and efforts to Lennar if required by the terms of an employment agreement; or (ix) violation of any Lennar rule or policy that states that violations may result in termination of employment. If at any time the participant is subject to an effective employment agreement with Lennar, then, in lieu of the foregoing definition, "Cause" will have the meaning with respect to that participant as may be specified in such employment agreement.

"Good Reason" means, with respect to a participant who is an employee of Lennar or one or more of its subsidiaries, (i) a reduction in the participant's base salary (other than a reduction of not greater than 10% that applies to all executives of a comparable level); (ii) a reduction in the participant's target cash annual incentive opportunity; (iii) a material reduction in the aggregate value of the participant's benefits under applicable employee benefit plans, programs and policies; (iv) a material diminution in the participant's reporting relationship, title or responsibilities; or (v) a requirement by Lennar or its subsidiary to which the participant does not consent that the participant move the principal place of business at or from which the participant works by more than 50 miles, if such relocation results in an increase in the participant's daily commute by more than 10 miles each way.

Departure of Rick Beckwitt

As described in the section titled "Compensation Discussion and Analysis—Executive Transitions" in this proxy statement, Mr. Beckwitt retired from the role of Co-Chief Executive Officer and Co-President of the Company and retired as a member of the Board of Directors, effective as of September 1, 2023. Mr. Beckwitt was retirement-eligible under our 2016 Equity Plan when he retired from the Company.

In connection with Mr. Beckwitt's retirement, he entered into the Separation Agreement and General Release dated as of July 14, 2023 with the Company (the "Beckwitt Separation Agreement"). The Beckwitt Separation Agreement was negotiated in the context of competing considerations of the parties and reflected a mutually agreed resolution of those considerations. Pursuant to the Beckwitt Separation Agreement, and in consideration for, among other things, (i) his release of claims in favor of the Company and his continued compliance with a 2-year post-termination non-competition restriction (Mr. Beckwitt was not previously subject to any non-competition restriction in connection with his employment at the Company), a 4-year post-termination non-solicitation restriction, and a perpetual obligation to not disparage the Company and (ii) forfeiture of awards as described herein, Mr. Beckwitt received: (1) a payment equal to $20,243,245, less applicable withholdings and deductions and (2) full vesting of all of the 94,804 outstanding shares of time based restricted stock held by Mr. Beckwitt, which he is entitled to receive pursuant to the 2016 Equity Plan.

Mr. Beckwitt forfeited:

- 68,312 performance-based restricted stock awards granted on February 26, 2021 (with an estimated fair value of $10.3 million as of the end of the three-year performance period);
- 92,390 performance-based restricted stock awards granted on February 28, 2022 (with an estimated current fair value of $13.9 million);
- 77,470 performance-based restricted stock awards granted on November 17, 2022 (with an estimated current fair value of $11.6 million); and
- 167,875 performance-based restricted stock awards granted on February 28, 2023 (with an estimated current fair value of $25.2 million).

Collectively, these forfeited awards had an estimated current fair value of $60.9 million.

Pursuant to the 2016 Equity Plan, if not for the forfeiture of these awards, Mr. Beckwitt, following his retirement, would have been eligible to vest in his performance-based restricted stock awards as though he had remained employed for the entire applicable three-year performance period (subject to certain terms and conditions). In connection with his retirement, Mr. Beckwitt did not receive any enhanced benefit or compensation beyond that set forth in the Beckwitt Separation Agreement described above. For more information on the effect of retirement on equity awards, see "Compensation Discussion and Analysis—2023 Compensation Decisions—Effect of Retirement on Equity Awards" in this proxy statement. Mr. Beckwitt also forfeited his 2023 cash incentive compensation under our incentive compensation program pursuant to the terms and conditions of our incentive compensation program.

CEO Pay Ratio

As required by SEC rules, we are providing the following information about the ratio of the annual total compensation of our Executive Chairman and Co-Chief Executive Officer, Stuart Miler, and our Co-Chief Executive Officer and President, Jonathan Jaffe, to that of our median associate.

To determine the median of the annual total compensation of all our associates (other than our Executive Chairman and Co-Chief Executive Officer and our Co-Chief Executive Officer and President), we selected November 30, 2023, the last day of our fiscal year, as the determination date for identifying the median associate.

For purposes of identifying the median compensation, we considered the W-2 wages of all full-time, part time, seasonal and temporary associates of Lennar Corporation and its consolidated subsidiaries during the twelve-month period ended November 30, 2023. We analyzed the W-2 wages of all associates, whether employed on a full-time, part-time, or temporary basis as of November 30, 2023. We annualized the wages of permanent full or part-time associates who started after the beginning of the fiscal year. Using this methodology, we determined that the associate who received the median total compensation (excluding our Executive Chairman and Co-Chief Executive Officer and our Co-Chief Executive Officer and President) was an Internet Sales Coordinator. That associate received total compensation of $109,229 for the year ended November 30, 2023, calculated in accordance with the requirements of Item 402(c)(2)(x) of SEC Regulation S-K, which includes base pay, cash bonus, and Lennar's matching contribution to the associate's 401(k) plan. This calculation is the same calculation used to determine total compensation for purposes of the 2023 Summary Compensation Table with respect to each of the named executive officers.

Mr. Miller's annual total compensation as reported in the 2023 Summary Compensation Table was $34,284,913. Accordingly, for 2023, the ratio of Mr. Miller's compensation to the compensation of the median associate was 314 to 1.

Mr. Jaffe's annual total compensation as reported in the 2023 Summary Compensation Table was $29,140,667. Accordingly, for 2023, the ratio of Mr. Jaffe's compensation to the compensation of the median associate was 267 to 1.

Because of the complexity of determining the median of the annual compensation of all our associates, the pay ratio disclosure presented above is an estimate, but we believe that estimate is reasonable. Because the SEC rules for identifying the median associate and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates, and assumptions, the pay ratio we disclose may not be comparable to the pay ratios reported by some other companies.

Pay Versus Performance Disclosure

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officers ("PEOs"), and the average compensation of our Non-PEO named executive officers ("Non-PEO NEOs") and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for First PEO[1] ($)	Summary Compensation Table Total for Second PEO[1] ($)	Summary Compensation Table Total for Third PEO[1] ($)	Compensation Actually Paid to First PEO[1,2,3] ($)	Compensation Actually Paid to Second PEO[1,2,3] ($)	Compensation Actually Paid to Third PEO[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)	Pretax Income ($ Millions)[5]
(a)	(b)	(b)	(b)	(c)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	43,807,563	29,140,667	34,284,913	(714,918)	62,138,860	72,458,683	4,496,245	6,701,147	175.95	160.51	3,961	5,202
2022	30,447,048	30,032,983	—	33,989,081	34,618,820	—	12,287,576	12,862,760	119.19	110.92	4,649	6,015
2021	34,045,217	34,045,217	—	57,303,560	53,539,484	—	13,029,166	21,327,286	139.95	136.32	4,457	5,819

1. Rick Beckwitt ("First PEO") was our Co-PEO from November 2020 until his retirement in September 2023. For more information on his Retirement and Separation Agreement, see "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement. Jonathan M. Jaffe ("Second PEO") was our Co-PEO for each year presented. Stuart Miller ("Third PEO") was our Co-PEO from September 2023 to present. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2021	2022	2023
Stuart Miller	Stuart Miller	Diane Bessette
Diane Bessette	Diane Bessette	Jeff McCall
Jeff McCall	Jeff McCall	Mark Sustana
Mark Sustana	Mark Sustana	David Collins

2. The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

3. Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the amounts from the Stock Awards column set forth in the Summary Compensation Table.

First PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation

		2023	2022	2021
Summary Compensation Table Total ($)	**(A)**	**$ 43,807,563**	**$ 30,447,048**	**$ 34,045,217**
Exclusion of Stock Awards ($)		($ 22,999,640)	($ 23,199,948)	($ 16,607,806)
Total Deductions from Summary Compensation Table ($)	**(B)**	($ 22,999,640)	($ 23,199,948)	($ 16,607,806)
Increase for Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year ($)		—	$ 27,274,472	$ 17,788,082
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards ($)		—	($ 5,085,195)	$ 17,089,269
Increase for Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year ($)		$ 8,036,968	$ 8,539,790	$ 2,220,371
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year ($)		$ 4,297,825	($ 3,987,086)	$ 2,768,427
(Deduction) of Fair Value from Last Day of Prior Year of Equity Awards that Failed to Meet Applicable Vesting Conditions During Year ($)		($ 33,857,634)	—	—
Total Adjustments ($)	**(C)**	($ 21,522,841)	$ 26,741,981	$ 39,866,149
Compensation Actually Paid to ($)	**(A) + (B) + (C)**	($ 714,918)	$ 33,989,081	$ 57,303,560

Second PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation

		2023	2022	2021
Summary Compensation Table Total ($)	**(A)**	**$ 29,140,667**	**$ 30,032,983**	**$ 34,045,217**
Exclusion of Stock Awards ($)		($ 22,999,640)	($ 23,199,948)	($ 16,607,806)
Total Deductions from Summary Compensation Table ($)	**(B)**	($ 22,999,640)	($ 23,199,948)	($ 16,607,806)
Increase for Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year ($)		$ 33,330,225	$ 27,274,472	$ 17,048,646
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards ($)		$ 17,700,849	($ 4,623,582)	$ 14,731,964
Increase for Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year ($)		$ 2,739,000	$ 8,539,790	$ 2,810,194
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year ($)		$ 2,227,759	($ 3,404,895)	$ 1,511,269
Total Adjustments ($)	**(C)**	**$ 55,997,833**	**$ 27,785,785**	**$ 36,102,073**
Compensation Actually Paid to ($)	**(A) + (B) + (C)**	**$ 62,138,860**	**$ 34,618,820**	**$ 53,539,484**

Third PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation

		2023
Summary Compensation Table Total ($)	**(A)**	**$ 34,284,913**
Exclusion of Stock Awards ($)		($ 26,270,845)
Total Deductions from Summary Compensation Table ($)	**(B)**	($ 26,270,845)
Increase for Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year ($)		$ 38,071,108
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards ($)		$ 20,349,810
Increase for Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year ($)		$ 3,128,378
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year ($)		$ 2,895,319
Total Adjustments ($)	**(C)**	**$ 64,444,615**
Compensation Actually Paid to ($)	**(A) + (B) + (C)**	**$ 72,458,683**

Non-PEO NEOs Average Summary Compensation Table Total to Average Compensation Actually Paid Reconciliation

		2023	2022	2021
Summary Compensation Table Total ($)	**(A)**	**$ 4,496,245**	**$ 12,287,576**	**$ 13,029,166**
Exclusion of Stock Awards ($)		($ 1,867,808)	($ 7,962,975)	($ 5,965,512)
Total Deductions from Summary Compensation Table ($)	**(B)**	($ 1,867,808)	($ 7,962,975)	($ 5,965,512)
Increase for Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year ($)		$ 2,317,489	$ 9,117,093	$ 6,895,238
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards ($)		$ 1,108,081	($ 1,886,338)	$ 5,600,505
Increase for Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year ($)		$ 312,398	$ 2,664,745	$ 871,990
Increase/(Deduction) for Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year ($)		$ 334,742	($ 1,357,341)	$ 895,899
Total Adjustments ($)	**(C)**	**$ 4,072,710**	**$ 8,538,159**	**$ 14,263,632**
Compensation Actually Paid to ($)	**(A) + (B) + (C)**	**$ 6,701,147**	**$ 12,862,760**	**$ 21,327,286**

For the values of equity awards at fiscal year-end that are reflected in the Total Adjustments above in the footnote 3 tables, the valuations of certain performance stock unit awards which vest based on relative TSR and were granted prior to our 2023 fiscal year use a Monte Carlo simulation methodology which differs from the approach used to value the awards as of the grant date. A Monte Carlo simulation was used because it provides a better estimate of fair value compared to closing stock price, the methodology used for the grant date valuations.

4. The Peer Group TSR set forth in this table utilizes the Dow Jones U.S. Home Construction Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended November 30, 2023. The comparison assumes $100 was invested for the period starting November 30, 2020, through the end of the listed year in the Company and in the Dow Jones U.S. Home Construction Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

5. We determined Pretax Income (as defined in "Compensation Discussion and Analysis—2023 Compensation Decisions—Annual Cash Incentive Compensation" of this proxy statement) to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEOs and Non-PEO NEOs in 2023. This performance measure may not have been the most important financial performance measure for years 2022 and 2021 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEOs and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus Company TSR

Relationship Between PEOs and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the three most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus Net Income

Relationship Between PEOs and Non-PEO NEO Compensation Actually Paid and Pretax Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Pretax Income during the three most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Pretax Income

Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of the Dow Jones U.S. Home Construction Index over the same period.



Comparison of Cumulative TSR of Lennar Corporation and
Dow Jones U.S. Home Construction Index

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEOs and other NEOs for 2023 to Company performance. The measures in this table are not ranked.

Pretax Income
Relative Gross Profit Percentage
Relative Return on Tangible Capital
Relative Total Shareholder Return
Debt to EBITDA Ratio

Proposal 3: Ratification Of Independent Registered Public Accountants

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP ("D&T") to continue to serve as our independent registered public accounting firm for the fiscal year ended November 30, 2023, and the Board has directed that management submit this appointment for ratification by the stockholders at the Annual Meeting. D&T has been Lennar's independent public accounting firm since 1994.

The Audit Committee believes that the continued retention of D&T as Lennar's independent registered public accounting firm is in the best interests of Lennar and its stockholders. Neither Lennar's By-Laws nor any other governing documents or law require stockholder ratification of the selection of Lennar's independent registered public accounting firm. However, the Board believes that seeking stockholder ratification of this appointment is good corporate practice. If our stockholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain D&T. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of Lennar and its stockholders.

We expect a representative of D&T to attend the Annual Meeting. The representative will have an opportunity to make a statement and also will be available to respond to appropriate questions.

Fees Paid to D&T

The fees billed by D&T, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates for various types of professional services and related expenses during the years ended November 30, 2023, and 2022, were as follows:

Services Provided	Years ended November 30,	
	2023	2022
Audit Fees[1]	$4,887,000	$4,157,000
Audit-Related Fees[2]	32,000	2,000
Tax Fees[3]	338,000	54,000
Total	$5,257,000	$4,213,0000

(1) These professional services included fees associated with (i) the audit of our annual financial statements (Form 10-K), (ii) reviews of our quarterly financial statements (Forms 10-Q) and (iii) carve-out audit work in fiscal 2023 and fiscal 2022 related to our potential spin-off which amounted to fees of $1,161,000 and $567,000, respectively.

(2) These professional services included fees associated with assistance in understanding and applying financial accounting and reporting standards and other services.

(3) These professional services include fees associated with tax planning, tax compliance services, and tax return preparation.

Pre-Approval Policies and Procedures for Audit and Permitted Non-Audit Services

The Audit Committee has established policies and procedures requiring that it pre-approve all audit and non-audit services to be provided to Lennar by the independent registered public accounting firm. Under the policy, the Audit Committee pre-approves all services obtained from our independent auditor by category of service, including a review of specific services to be performed and the potential impact of such services on auditor independence. To facilitate the process, the policy delegates authority to one or more of the Audit Committee's members to pre-approve services. The Audit Committee member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. Consistent with these policies and procedures, the Audit Committee approved all of the services rendered by D&T during fiscal year 2023.



FOR

The Board of Directors recommends a vote "FOR" ratification of the appointment of D&T as our independent registered public accounting firm for the 2023 fiscal year.



Audit Committee Report

Management has the primary responsibility for producing Lennar's financial statements and for implementing the financial reporting process, including Lennar's system of internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of Lennar's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and issuing a report thereon. The Audit Committee's responsibilities include assisting the Board of Directors in its oversight of Lennar's financial statements. In fulfilling its responsibilities, the Audit Committee reviewed the audited financial statements for the year ended November 30, 2023, with management, including a discussion of the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

During the course of fiscal 2023, management undertook the testing and evaluation of Lennar's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight during the process. In connection with this oversight, the Audit Committee received periodic updates from management and Deloitte & Touche LLP at each Audit Committee meeting. At the conclusion of the process, the Audit Committee reviewed the report of management contained in Lennar's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, that has been filed with the SEC, as well as Deloitte & Touche LLP's Reports of Independent Registered Public Accounting Firm included in the Annual Report on Form 10-K related to that firm's audits of: (i) the consolidated financial statements and schedule thereto, and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Lennar's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2024.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by PCAOB Auditing Standard No.16, Communication with Audit Committees, and Rule 2-07 of SEC Regulation S-X. The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the PCAOB Ethics and Independence Rule 3526, "Communication with Audit Committee Concerning Independence," and has discussed with Deloitte & Touche LLP the firm's independence. The Audit Committee has also considered whether the fact that Deloitte provides audit-related and other non-audit services to Lennar is compatible with maintaining that firm's independence.

The Audit Committee has evaluated the independent registered public accounting firm's role in performing an independent audit of Lennar's financial statements in accordance with the standards of the PCAOB and applicable professional and firm auditing standards, including quality control standards. The Audit Committee has received assurances from the independent registered public accounting firm that the audit was subject to its quality control system for its accounting and auditing practice in the United States. The independent registered public accounting firm has further assured the Audit Committee that its engagement was conducted in compliance with professional standards and that there was appropriate continuity of personnel working on the audit and availability of national office consultation to conduct the relevant portions of the audit.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors and management that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended November 30, 2023, that was filed with the Securities and Exchange Commission. By recommending to the Board of Directors and management that the audited financial statements be so included, the Audit Committee was not opining on the accuracy, completeness, or presentation of the information contained in the audited financial statements.

The Audit Committee

Sherrill W. Hudson, Chair
Tig Gilliam
Armando Olivera
Jeffrey Sonnenfeld

Proposal 4: Approval of an Amendment to our Restated Certificate of Incorporation

We are asking stockholders to approve an amendment to our Restated Certificate of Incorporation, as amended ("Certificate of Incorporation"), to align the current exculpation provision with recent developments in Delaware law. Currently, Article V of our Certificate of Incorporation limits the monetary liability of directors for certain fiduciary duty breaches as allowed under Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"). Since August 1, 2022, a Delaware corporation is permitted to extend the exculpation provision under Section 102(b)(7) to cover certain senior officers, in addition to directors. For both directors and officers, the liability limitation does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the director or officer derived an improper personal benefit. In addition, for officers, amended Section 102(b)(7) only permits exculpation for direct claims brought by stockholders (as opposed to derivative claims made by stockholders on behalf of the company).

In light of this update, we are proposing to amend our Certificate of Incorporation to extend the exculpation provision in Article V to cover certain senior officers to the extent permitted under amended Section 102(b)(7). As a result, both directors and officers would be protected from monetary liability for fiduciary duty breaches to the extent allowed under the DGCL. If this amendment is adopted, the officers covered by this provision would include (i) the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Controller, Treasurer or Chief Accounting Officer; (ii) individuals who are or were identified in our public filings as the most highly compensated officers of Lennar; and (iii) individuals who, by written agreement with Lennar, consented to be identified as officers for purposes of accepting service of process.

The Board believes it is important to provide protection to officers to the extent permitted by the DGCL to attract and retain key executive talent. This protection has long been afforded to directors, and Delaware law now allows it to be extended to certain senior officers. In addition, as many other companies have already updated their governing documents to align with amended Section 102(b)(7) and we expect more companies to similarly update their governing documents in the coming year, our ability to attract and retain highly qualified officer candidates may be adversely impacted if we do not also do so. Accordingly, the Board believes that the proposal to extend exculpation to officers is fair and in the best interests of Lennar and its stockholders.

The Board has approved, adopted, authorized and declared advisable the amendment proposal. Set forth as Exhibit A to this proxy statement is a form of the proposed Certificate of Amendment that would be adopted should this proposal be approved by stockholders at the Annual Meeting. The foregoing description of the amendment proposal should be read in connection with the full text of the amendment, which is set forth in the above-referenced proposed Certificate of Amendment. If stockholders approve this proposal, the changes described in this proposal will become legally effective upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, which is expected to occur shortly following the Annual Meeting.

 **FOR** The Board of Directors recommends a vote "FOR" approval of the amendment to our Restated Certificate of Incorporation.

Proposal 5:
Political Spending Disclosure

We received the following stockholder proposal from John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. Mr. Chevedden has represented that he will meet SEC Rule 14a-8 requirements, including the requirement that he will continually own the required market value of our stock until after the date of the Annual Meeting. We have copied the text of the proposal (including title, the graphic and stockholder-supplied emphasis) and the stockholder's supporting statement as it was provided to us by the stockholder. All statements contained in a stockholder proposal and supporting statement are the sole responsibility of the proponent of such stockholder proposal. Following the proposal, we provide the Board's recommendation to vote "AGAINST" the proposal.

Proposal 5—Political Spending Disclosure



Resolved, Shareholders request that Lennar provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not address money spent on lobbying.

Supporting Statement

As a long-term shareholder of Lennar, I support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

A company's reputation, value, and bottom line can be adversely impacted by political spending. The risk is especially serious when giving to trade associations, Super PACs, 527 committees, and "social welfare" organizations - groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

The Conference Board's 2021 "Under a Microscope" report details these risks, recommends the process suggested in this proposal, and warns "a new era of stakeholder scrutiny, social media, and political polarization has propelled corporate political activity - and the risks that come with it - into the spotlight. Political activity can pose increasingly significant risks for companies, including the perception that political contributions—and other forms of activity- are at odds with core company values."

Publicly available records show Lennar has contributed nearly $4 million in corporate funds since the 2016 election cycle.

This proposal asks Lennar to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations which may be used for electoral purposes - and are otherwise undisclosed. This would bring our Company in line with a growing number of leading companies, including Yum Brands Inc., Ulta Beauty Inc., and Ralph Lauren Corp., which present this information on their websites.

Without knowing the recipients of our company's political dollars shareholders cannot sufficiently assess whether our company's election-related spending aligns or conflicts with its policies on climate change and sustainability, or other areas of concern. Please support this important governance reform.

Board's Statement in Opposition to Stockholder Proposal

Our Board recommends a vote AGAINST this proposal for the reasons set forth below:

The Company already makes its political contributions policy public, and its political contributions and other activities are undertaken pursuant to a transparent policy that complies with all applicable laws and regulations.

With respect to the first request in the stockholder's proposal, the Company's Political Contributions and Activities Policy (the "Policy"), which is regularly reviewed and updated as appropriate, is set forth in Lennar's Code of Business Ethics and Conduct, which is publicly available on our website.

The Company strives to maintain high ethical standards in all of its endeavors, and its approach to political engagement is guided by this fundamental belief. As with its business activities, the Company is committed to complying with all laws and regulations applicable to its political participation activities. We do not directly make monetary or non-monetary contributions or expenditures to participate or intervene in any campaign on behalf of, or in opposition to, any candidate for public office or to influence the general public with respect to any candidate for a specific election at the federal, state or local level. Further, we do not have a Company-sponsored Political Action Committee.

We participate in certain industry trade organizations, primarily Leading Builders of America, for many important reasons, including business, technical, and industry standard-setting expertise. We do not join trade organizations for their political activity, nor do we control their political activity in any way. At times, these organizations may take political positions, and we may disagree with those positions. As such, additional burdensome disclosure regarding specific payments made to these organizations would not provide any meaningful additional information to stockholders and requiring the Company to disclose payments made to these organizations is potentially misleading because it is not necessarily indicative of our position on any particular issue, politically or otherwise. While we may not support each of the initiatives of every association in which we participate or align with every position of every association to which we belong, we believe it is important to participate in the discussions that these organizations have on industry-relevant topics so that important decisions that may affect our business, employees, customers, and stockholders are made with our input.

The Company's political contributions and other activities are limited and immaterial in scope and subject to a pre-approval process.

We believe it is important to participate in the political process to further the best interests of our stockholders and create long-term stockholder value. While the politically related amount we spend annually is a very small portion of our total annual expenses, we nonetheless have a rigorous framework for our participation in political activity. Under the Policy, among other things, all state and local political contributions require prior approval of the Company's General Counsel or Deputy General Counsel. In addition, as noted above, in the interest of accountability, the Company further limits the scope of its political contributions and other activities by not engaging in political activities to the full extent permitted by applicable law. We have strong governance practices and accountability in corporate spending on political activities and maintain a level of transparency that we believe allows stockholders to have the information they need to make informed decisions. This proposal is unnecessary to achieve these objectives.

In the current political climate, specific unilateral disclosure of political spending could hurt the Company.

The requested additional disclosure could place the Company at a competitive disadvantage by revealing strategies and priorities designed to protect the economic future of the Company and its stockholders while other similar companies may not be subject to the same required disclosure. Any unilateral expanded disclosure could benefit the strategies and priorities of parties with interests adverse to the Company, while harming the interests of the Company and its stockholders. The Board of Directors believes that any reporting requirements that go beyond those required under existing law should be applicable to all participants in the political process, rather than to the Company alone (as the proponent requests).

In addition, this stockholder proposal is unreasonably broad and burdensome. The required semi-annual disclosure under this proposal could arguably apply to expenditures not directly related to intervention in a political campaign or the political process. The vagueness of the proposal would, if adopted, create significant compliance uncertainty, as well as significant administrative costs and burdens. We believe that our resources would be better utilized in focusing on generating value for our stockholders through the operation of our business.

Given the transparency and effectiveness of the existing Policy and potential competitive harm from additional disclosure, the Board of Directors believes that spending further corporate funds to prepare the report requested by the proposal would not be a productive use of the Company's time and resources and would be without a corresponding benefit to its stockholders.

 **Against** The Board of Directors recommends a vote "AGAINST" this stockholder proposal.

Proposal 6: LGBTQ Equity and Inclusion Disclosures

We received the following stockholder proposal from The Comptroller of the State of New York, Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund (the "Fund"), 110 State Street, 14 Floor, Albany, NY 12236. The Fund has represented that it will meet SEC Rule 14a-8 requirements, including the requirement that it will continually own the required market value of our stock until after the date of the Annual Meeting. We have copied the text of the proposal (including title and stockholder-supplied emphasis) and the stockholder's supporting statement as it was provided to us by the stockholder. All statements contained in a stockholder proposal and supporting statement are the sole responsibility of the proponent of such stockholder proposal. Following the proposal, we provide the Board's recommendation to vote "AGAINST" the proposal.

RESOLVED, Shareholders of Lennar Corporation (Lennar) request the Board of Directors to report on the Company's LGBTQ equity and inclusion efforts in its human capital management strategy.

This report, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed to its shareholders.

SUPPORTING STATEMENT

According to recent Gallup polls the United States is experiencing a demographic shift. While 10.5% of Millennials identify as LGBTQ+, almost twice that number, 20.8%, of Generation Z identify as LGBT+. About one-third of LGBT individuals report experiencing harassment or discrimination in the five years preceding 2021 and 45.5% experienced harassment or discrimination at some point in their lives, according to a national study conducted by the Williams Institute at UCLA School of Law. Additionally, LGBT rights in the workplace and elsewhere have been the topic of national discussion for years.

Lennar recognizes the importance of inclusiveness in effective workforce management. In its 2022 Social Responsibility Report Lennar's Executive Chairman noted the Company was "Implementing an 'Everyone's Included' focus relative to inclusion and diversity where we are focused on *attracting, retaining and growing diverse talent* that takes us into the future." The Report itself stated, "To further unleash the power of diversity within our workforce to drive innovation and sustainable growth, Lennar created our Everyone's Included Advisory Council."

Numerous studies have pointed to the benefits of effective workforce management and found that companies can retain employees through inclusive policies. In addition, the U.S. Chamber of Commerce Foundation observed in its report, *Business Success and Growth Through LGBT-Inclusive Culture*: "Companies that adopt LGBT-inclusive practices tend to improve their financial standing and do better than companies that do not adopt them. Additionally, employees, regardless of their sexual orientation or gender identity, express greater job satisfaction at companies where these practices are in place." Morgan Stanley has found that such employee loyalty "can indicate the presence of competitive advantage."

Considering the Company's support for the business case for inclusion, the Company's support for inclusive policies, and the growing number of LGBTQ individuals entering the workforce, we believe that it is in shareholders' best interests for Lennar to report on the requested information.

In its discretion, the Board may wish to include in the report information such as: whether the company has inclusive nondiscrimination policies or guidelines, the equality and inclusiveness of employee benefits, and the availability of employee support groups. Additionally, it may wish to disclose whether Lennar collects anonymized sexual orientation and gender identity data to guide talent development, increase productivity, and prove to consumers that inclusive teams are serving them.

Board's Statement in Opposition to Stockholder Proposal

Our Board recommends a vote AGAINST this proposal for the reasons set forth below.

As detailed in our recently published 2023 Social Responsibility Report, which is publicly available on our website, Lennar was built on a culture of inclusivity and a conscious focus on the associate experience, bringing together the best talent to drive success as part of our "Lennar family." Evolving that focus, Lennar has an "Everyone's Included" mission relative to inclusion and diversity within our Company. We are focused on attracting, retaining, and developing talent that will represent the communities which we serve, and continuing to build a sustainable Lennar.

Lennar has taken significant steps to develop and maintain a diverse and inclusive workforce, including with respect to individuals identifying as LGBTQ+.

AN INCLUSIVE ORGANIZATION

We value the unique contributions and perspectives offered by a diverse workforce and employ people across numerous cultures, backgrounds, lifestyles and experiences. We are firmly committed to providing equal employment opportunity for all applicants and associates. To further our goal of nurturing an inclusive workforce, we provide opportunities for employees to connect, network and learn from others outside of normal work teams and with different backgrounds and experiences.

We accomplish this through employee training programs and awareness and education panels. Among other things:

- We have initiated a series of awareness and education panels that have been live-streamed to associates throughout the Company in order to provoke important conversations around inclusion and diversity.
- We have invited leaders and associates to have open discussions about important inclusion and diversity topics.

These panels, as well as other events, engage and encourage our associates in dynamic opportunities to come to work as their true, authentic selves, which we believe promotes employee loyalty and overall job satisfaction. Enhanced communication also allows for associates to learn more about themselves, their peers and the Company.

We have focused on building our employer value proposition, including with a new careers website, and positioning ourselves as an employer of choice for candidates looking for an inclusive organization in which to build a career. This, together with our other efforts in the inclusion and diversity space, has allowed for our candidate pool to be more diverse and truly represent the communities in which we build.

EVERYONE'S INCLUDED ADVISORY COUNCIL

Lennar has brought together a diverse cross-representation of our Company to create our Everyone's Included Advisory Council, comprising associates across the country and in varying functional roles. This council meets regularly to debate, coordinate, and align on key topics affecting our associates and stakeholders across the business. The Everyone's Included Advisory Council tackles controversial and difficult topics in a safe environment to foster and promote a culture where all perspectives are welcome, and all voices are heard as we define programming and best practices across the Company.

FREEDOM FROM DISCRIMINATION AND HARASSMENT

As set forth in Lennar's Code of Business Ethics and Conduct, which is publicly available on our website, Lennar maintains policies that prohibit harassment and discrimination and encourage reporting of any suspected workplace misconduct. Our policies specifically prohibit discrimination and harassment on the basis of color, religion, sex, sexual orientation, gender identity or expression, national origin, age, disability, veteran status, genetic information, or any other legally protected status. We provide multiple avenues for employees to raise concerns (including on an anonymous basis), and our policies prohibit retaliation of any kind against anyone for reporting alleged incidents of discrimination or harassment or cooperating in any related investigation or proceeding.

The Board provides effective, independent oversight of Lennar's human capital management.

Our Board of Directors, directly and through the Compensation Committee, is responsible for oversight of human capital management matters, including talent management. Effective oversight is accomplished through a variety of methods and processes, including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, compensation and benefits, succession planning and employee training initiatives. We believe that the Board's oversight of these matters helps identify and mitigate exposure to human capital management risks and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Lennar already provides investors with meaningful information about our inclusion and diversity efforts and policies.

We provide regular updates on developments in our inclusion and diversity efforts in our annual social responsibility reports, our Code of Business Ethics and Conduct and on our website. In addition, our balanced and diverse Board composition is disclosed elsewhere in this proxy statement. We believe that these disclosures provide investors with necessary and appropriate information to determine the effectiveness of our human capital management efforts.

Producing the proposed report is unnecessary and inefficient.

We believe that our existing diversity and inclusion practices and disclosures provide meaningful information that allows investors to determine the effectiveness of our human capital management policies related to workplace diversity, including our LGBTQ+ equity and inclusion efforts. Therefore, approval of this proposal would not result in an efficient use of resources.

 **Against** The Board of Directors recommends a vote "AGAINST" this stockholder proposal.

Proposal 7: Reducing Greenhouse Gas Emissions

We received the following stockholder proposal from As You Sow, 2020 Milvia Street, Suite 500, Berkeley, CA 94704, on behalf of Warren Wilson College (the "College"), a stockholder of the Company. The College has represented that it will meet SEC Rule 14a-8 requirements, including the requirement that it will continually own the required market value of our stock until after the date of the Annual Meeting. We have copied the text of the proposal (including title and stockholder-supplied emphasis) and the stockholder's supporting statement as it was provided to us by the stockholder. All statements contained in a stockholder proposal and supporting statement are the sole responsibility of the proponent of such stockholder proposal. Following the proposal, we provide the Board's recommendation to vote "AGAINST" the proposal.

WHEREAS: According to the Intergovernmental Panel on Climate Change, the window for limiting global warming to 1.5 degrees Celsius (1.5°C) is quickly narrowing.[1] Investor demand for science-aligned greenhouse gas emission reductions reflects the reality that climate change poses a systemic risk to companies and to investor portfolios. Failure to reach Net Zero emissions by 2050 is projected to have dramatic economic consequences.[2] Immediate and significant emissions reduction is therefore required of all market sectors.[3]

The building sector is responsible for 40% of total energy use in the U.S. and 35% of carbon emissions.[4] U.S. residential construction emits over 50 million tons of embodied carbon emissions annually.[5] Fortunately, there is a clear path to decarbonization, with studies demonstrating that 30 to 50% of these emissions can be mitigated with commercially available, affordable, and code-compliant building materials.[6]

As stated in Lennar's 2022 10-K, "changes in global or regional environmental conditions and governmental actions in response to such changes" pose significant risk to our Company.[7] By reducing the emissions from its full value chain, Lennar can mitigate its climate-related physical and transition risks while also preparing to comply with heightened climate regulations and shifting consumer demands. However, Lennar lacks both emissions disclosures and emissions reduction targets.

Lennar also lags its peers in creating science-based climate transition plans. Fifty-eight companies operating in the U.S. real estate and construction and engineering sectors, including Lennar's direct peer KB Home, have committed to or have already set emission reduction targets through the globally recognized target verification program Science Based Target initiative.[8]

By setting science-based reduction targets that cover its full value chain and disclosing a comprehensive and forward-looking decarbonization plan, Lennar can provide investors with the assurance that it is both addressing its climate-related risks and capitalizing on the value-creating market opportunity of a net zero economy.

BE IT RESOLVED: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how Lennar intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

SUPPORTING STATEMENT: Proponents recommend, at Company discretion, that the report include:

- Disclosure of all relevant Scope 1, 2, and 3 emissions;
- A timeline for setting a 1.5°C-aligned Net Zero by 2050 target for the Company's Scope 1, 2, and 3 greenhouse gas emissions, as well as 1.5°C-aligned interim emissions reduction targets;
- An enterprise-wide climate transition plan including a quantification of the decarbonization initiatives required to meet its emissions reduction targets; and
- Annual progress towards meeting its emissions reduction goals.

---

[1] https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_LongerReport.pdf p.88
[2] https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html
[3] https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_LongerReport.pdf p.102
[4] https://www.energy.gov/articles/doe-announces-46-million-boost-energy-efficiency-and-slash-emissions-residential-and
[5] https://rmi.org/insight/hidden-climate-impact-of-residential-construction
[6] https://rmi.org/insight/hidden-climate-impact-of-residential-construction
[7] https://otp.tools.investis.com/clients/us/lennar_corporation2/SEC/secshow.aspx?FilingId=16339466&Cik=0000920760&Type=PDF&hasPdf=1, p.19
[8] https://sciencebasedtargets.org/companies-taking-action

Board's Statement in Opposition to Stockholder Proposal

Our Board recommends a vote AGAINST this proposal for the reasons set forth below.

Our Board believes that issuing a report disclosing how the Company intends to reduce the full range of its Scope 1 through 3 GHG emissions is an unnecessary use of the Company's funds, resources, and talent, and is not in the best interests of the Company or its stockholders, particularly considering the actions the Company is already taking to address climate change and sustainability and to report its progress in its public disclosures.

We are serious about climate change management, including evaluating our GHG emissions and better understanding the impact of our business operations on the environment.

Our ESG strategy is an important pillar in our overall business strategy. This enables us to implement plans that appropriately balance our commitments to driving the business, being good stewards of the environment and its natural resources and upholding our fiduciary responsibility to stockholders. Additionally, we have incorporated our ESG strategy into our operating plans so that we can monitor and effectively track progress, providing opportunities to incorporate learnings and adjustments for improved results moving forward and ensuring meaningful progress is made in the near-term. Our robust company-wide environmental compliance program, the Lennar Environmental Management System, sets consistent standards and procedures to promote and improve the evaluation of environmental conditions and compliance with environmental laws to which we are subject. We have also formalized Board-level oversight of ESG and sustainability strategies, and management actively monitors our Company's initiatives to ensure that they are advancing our commitment to sustainability.

SUSTAINABILITY IN HOME CONSTRUCTION

Consistent with the above principles, each new home we build is healthier and more energy-efficient, and has less impact on the environment, than prior generations of homes as a result of features like:

- Solar power that generates clean energy:
  - over 13,000 solar power Lennar home deliveries in fiscal 2023
  - over 76,000 solar power Lennar home deliveries since 2013
- Low-VOC paint that reduces pollution
- WaterSense® faucets that reduce water flow without sacrificing performance
- Low-E windows that reduce infrared and ultraviolet light coming into the home
- Energy Star® appliances that reduce energy consumption

In addition, our home design and engineering work optimizes building materials and reduces construction waste. We are embracing green practices as we move toward a more environmentally and economically sustainable future.

Clear disclosures and engagement on GHG emissions and ESG matters. In meetings with various Lennar stockholders, our senior management team regularly discusses topics related to environmental, social and governance matters. Our positions on these issues are informed by the views of our stockholders. Over the last several years, discussions have increasingly focused on GHG emissions, providing us with an understanding of stockholder sentiment related to this topic.

We take the issue of climate change seriously and are investing time, effort, and resources to, among other things, evaluate and measure the GHG emissions of our business over time and to transparently report updates to this data in our future Social Responsibility Reports. In 2022, we engaged a third-party sustainability consultant to evaluate and measure our GHG emissions across Scopes 1, 2 and 3 in accordance with the GHG Protocol Accounting and Reporting Standard. We have completed our Company's first comprehensive GHG inventory for fiscal 2022 and more information on this evaluation and the results can be found in our 2023 Social Responsibility Report, which is publicly available on our website. We plan to provide updates to this data in our future annual Social Responsibility Reports, which complement the updates to our ESG strategy and priorities that we detail in our annual proxy statements filed with the SEC. We believe that calculating our carbon footprint allows us to provide greater transparency regarding our current GHG emissions and constitutes an important step in our efforts to better understand the impact of our business operations on the environment.

Commitment to the Sustainable Development Goals ("SDGs") set forth by the United Nations. We build homes in a competitive marketplace where affordability for homebuyers is paramount, particularly for first-time homebuyers and young families who are currently experiencing significant challenges, with interest rates at historic highs and a low supply of, and strong demand for, affordable products. Consumers have adjusted to and accepted higher interest rates for longer terms and are willing to purchase or rent what they can afford. Strong demand for housing has returned within the limits of affordability. The market has attracted consumers by adjusting prices, increasing incentives and driving down production costs to facilitate homebuying by customers, and customers have responded, with the understanding that the cost of housing will likely continue to be higher.

Against that backdrop, as Lennar evolves its sustainability strategy, it is inspired by the 17 SDGs set forth by the United Nations. These goals encourage businesses across all sectors to help end poverty, protect the planet, and ensure prosperity for all. Lennar supports the goals that most closely align with our business activities. Therefore, among other things, we:

- Enable home ownership through affordable homes that include green building features;
- Invest in innovative technology to promote sustainable building practices and enhance customer experiences;
- Collaborate with government agencies to make sustainable products a more commercially viable option for homeowners;
- Work with our suppliers to purchase sustainable raw materials, such as lumber from responsible/sustainable rated forests; and
- Comply with environmental regulations in the areas of homebuilding.

* * * * *

Our approach does not represent a lack of concern by our Board or the Company for this topic, but rather reflects our opposition to this proposal, which mandates the creation and publication of a report that would duplicate the Company's efforts and disclosures. Accordingly, our Board believes that the proposed report is not the most efficient or helpful method for setting GHG reduction goals, and that adopting the specifics of the proposal is an unnecessary use of the Company's funds, resources and talent, and not in the best interests of the Company or its stockholders. The Company's commitment to environmental sustainability is supported by its nearly 70-year history of operating responsibly, and it intends to continue to build on that history as described above.

 **Against** | The Board of Directors recommends a vote "AGAINST" this stockholder proposal.

Security Ownership

Security Ownership of Officers and Directors

The following table shows beneficial ownership information as of February 14, 2024, for (1) each of our current directors, (2) each of our "named executive officers" who are listed in the Summary Compensation Table, and (3) all of our current directors and executive officers as a group. As of February 14, 2024, we had 245,568,682 shares of Class A common stock and 33,349,807 shares of Class B common stock outstanding.

Name	Class A Common Stock		Class B Common Stock	
	Number of Shares Beneficially Owned[1]	Percent Of Class	Number of Shares Beneficially Owned[2]	Percent Of Class
Amy Banse	10,174	*	0	*
Diane Bessette	285,948	*	7,022	*
David Collins	39,636	*	3,538	*
Tig Gilliam	32,379	*	432	*
Sherrill W. Hudson	33,849	*	5,650	*
Jonathan M. Jaffe	1,226,804	*	25,219	*
Sidney Lapidus	140,508	*	43,347	*
Jeff McCall	138,778	*	2,883	*
Teri McClure	26,565	*	275	*
Stuart Miller[3]	2,132,748	*	21,861,482	65.6%
Armando Olivera	17,466	*	142	*
Dacona Smith	844	*	0	*
Jeffrey Sonnenfeld	40,326	*	591	*
Mark Sustana	25,944	*	3,514	*
Serena Wolfe	914	*	0	*
Rick Beckwitt[4]	2,129,838	*	21,848	*
All current directors and executive officers as a group (16 persons)[4]	4,152,883	1.69%	21,954,095	65.83%

*   Less than 1% of outstanding shares.

The address of each person named in this table is c/o Lennar Corporation, 5505 Waterford District Drive, Miami, Florida 33126. To the best of our knowledge, except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all the shares of common stock shown as beneficially owned by them.

(1) Includes shares held through a trust or an ESOP, as follows: Mr. Beckwitt, 37,382 shares held in family trusts, of which 31,382 shares Mr. Beckwitt has voting and investment power but no pecuniary interest; Mr. Jaffe, 1,591 shares held in an ESOP, and 173,591 shares held by the Jaffe Family Foundation; Mr. McCall, 82,989 shares held in a family limited liability company; and Mr. Miller, 20,011 shares held in an ESOP. Includes shares pledged as collateral for borrowings as follows: Mr. Miller, 1,158,122 shares; Mr. Beckwitt, 310,222 shares; and Mr. Sustana, 37,304 shares.

(2) Includes shares held through a trust or an ESOP, as follows: Mr. Beckwitt, 347 shares held in family trusts, of which Mr. Beckwitt has voting and investment power but no pecuniary interest with regard to 227 shares; Mr. Jaffe, 200 shares held in an ESOP, and 1,866 shares held by the Jaffe Family Foundation; Mr. McCall, 2,883 shares held in a family limited liability company; and Mr. Miller, 2,521 shares held in an ESOP. Includes shares pledged as collateral for borrowings as follows: Mr. Miller, 121,323 shares; Mr. Beckwitt, 23,153 shares; and Mr. Sustana, 3,514 shares.

(3) Of the shares reflected in the table, Mr. Miller has shared voting and investment power, and no pecuniary interest, with respect to 83,285 shares of Class A common stock and 105,507 shares of Class B common stock, which are held in a charitable family foundation. In addition, of the shares reflected in the table, Mr. Miller has sole voting and investment power, and no pecuniary interest, with respect to 306,155 shares of Class A common stock and 2,994 shares of Class B common stock, which are held in a charitable foundation. Additionally, of the shares reflected in the table, Mr. Miller has sole voting and investment power with respect to 14,476 shares of Class A common stock and 531,810 shares of Class B common stock held in a charitable fund. Mr. Miller, his

brother and his sister are trustees and beneficiaries of trusts that directly or indirectly hold substantial limited partner interests in two partnerships (Mr. Miller, his brother and his sister also directly own minor limited partnership interests in the two partnerships) that together own 21,097,327 of the shares of Class B common stock reflected in this table. Mr. Miller is the sole officer and the sole director of the corporation that owns the general partner interests in the partnerships, and Mr. Miller has sole voting and dispositive power over these shares. Because of that, Mr. Miller is shown as the beneficial owner of the shares held by the partnerships, even though he has only a limited pecuniary interest in those shares.

(4) The information regarding stock ownership for Mr. Beckwitt is as of September 1, 2023, the effective date of his retirement from the Company. The treatment of Mr. Beckwitt's outstanding equity awards upon his retirement is described in "Compensation Discussion and Analysis—Executive Transitions—Departure of Rick Beckwitt" in this proxy statement.

Each outstanding share of Class A common stock entitles the holder to one vote and each outstanding share of Class B common stock entitles the holder to ten votes. As of February 14, 2024, Mr. Miller had the power to cast 220,747,568 votes (which is 38.1% of the combined votes that could be cast by all the holders of Class A common stock and Class B common stock), and all of our directors and executive officers as a group had the power to cast 223,693,833 votes (which is 38.6% of the combined votes that could be cast by all the holders of Class A common stock and Class B common stock).

Security Ownership of Principal Stockholders

The following table shows stock ownership information as of February 14, 2024, with respect to each of our stockholders who is known by us to be a beneficial owner of more than 5% of either class of our outstanding common stock. To the best of our knowledge, and except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name	Title of Class	Amount and Nature of Beneficial Ownership	Percent Of Class[1]
Stuart Miller 5505 Waterford District Drive Miami, FL 33126	Class B Common Stock	21,861,482[2]	65.6%
GAMCO Investors, Inc. One Corporate Center Rye, NY 10580-1435	Class B Common Stock	2,374,571[3]	7.1%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	Class A Common Stock	27,368,807[4]	11.1%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Class A Common Stock	21,923,642[5]	8.9%

(1) Percent of Class is determined based on the total issued and outstanding shares of the applicable class on February 14, 2024.

(2) Of the shares reflected in the table, Mr. Miller has shared voting and investment power, and no pecuniary interest, with respect to 105,507 shares of Class B common stock, which are held in a charitable family foundation. In addition, of the shares reflected in the table, Mr. Miller has sole voting and investment power, and no pecuniary interest, with respect to 2,521 shares of Class B common stock, which are held in a charitable foundation. Additionally, of the shares reflected in the table, Mr. Miller has sole voting and investment power with respect to 531,810 shares of Class B common stock held in a charitable fund. Mr. Miller, his brother and his sister are trustees and beneficiaries of trusts that directly or indirectly hold substantial limited partner interests in two partnerships (Mr. Miller, his brother and his sister also directly own minor limited partnership interests in the two partnerships) that together own 21,097,327 of the shares of Class B common stock reflected in this table. Mr. Miller is the sole officer and the sole director of the corporation that owns the general partner interests in the partnerships, and Mr. Miller has sole voting and dispositive power over these shares. Because of that, Mr. Miller is shown as the beneficial owner of the shares held by the partnerships, even though he has only a limited pecuniary interest in those shares.

(3) Based on Amendment No. 16 to the stockholder's Schedule 13D filed on March 6, 2023 (i) The Gabelli Funds, LLC has sole voting and dispositive power with respect to 1,448,046 shares, (ii) GAMCO Asset Management Inc. has sole voting power with respect to 651,315 shares and sole dispositive power with respect to 669,721 shares, (iii) Gabelli & Company Investment Advisers, Inc. has sole voting and dispositive power with respect to 85,326 shares, (iv) MJG Associates, Inc. has sole voting power and sole dispositive power with respect to 166,000 shares, (v) Associated Capital Group, Inc. has sole voting and dispositive power with respect to 2,978 shares and (vi) Mario J. Gabelli, the controlling stockholder, Chief Executive Officer and a director of GGCP Inc. and Chairman and Chief Executive Officer of GBL, has sole voting and dispositive power with respect to 2,500 shares.

(4) Based on Amendment No. 11 to the stockholder's Schedule 13G filed on February 13, 2024. The stockholder has shared voting power with respect to 321,337 shares, sole dispositive power with respect to 26,323,315 shares, and shared dispositive power with respect to 1,045,492 shares.

(5) Based on Amendment No.15 to the stockholder's Schedule 13G filed on January 25, 2024. The stockholder has sole voting power with respect to 20,290,157 shares and sole dispositive power with respect to 21,923,642 shares.



Other Matters

Why did I receive this proxy statement?

You are receiving this proxy statement because you beneficially own shares of Lennar Class A or Class B common stock (or both) that entitle you to vote at the 2024 Annual Meeting of Stockholders. Our Board of Directors is soliciting proxies to ensure that all of our stockholders can vote at the meeting, even if they cannot attend the meeting.

Who can attend the Annual Meeting?

The Annual Meeting will be held in virtual format only. There will not be a physical meeting location. Only stockholders and our invited guests can attend the virtual Annual Meeting. If you are eligible, you can attend. To attend the meeting at www.virtualshareholdermeeting.com/LEN2024, you must enter the control number on your Notice of Proxy Materials, proxy card or voting instruction form. The virtual meeting room will open at 10:45 a.m. Eastern Time. If you are a beneficial stockholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

We encourage you to log in to the website and access the webcast early, beginning approximately 15 minutes before the Annual Meeting start time. If you experience technical difficulties, please contact the technical support telephone number posted on the virtual stockholder meeting log in page.

If I plan to attend the Annual Meeting, should I still vote by proxy?

Yes. Casting your vote in advance does not affect your right to attend the virtual Annual Meeting, or even to vote at the meeting. If you vote in advance and then attend the meeting, you do not need to vote again at the meeting unless you want to change your vote with regard to a matter.

How many votes may I cast?

For each matter presented at the meeting, you are entitled to one vote for each share of our Class A common stock, and ten votes for each share of our Class B common stock, that you owned at the close of business on February 14, 2024, the record date. On the record date, 245,568,682 shares of our Class A common stock and 33,349,807 shares of our Class B common stock were outstanding and are entitled to be voted at the meeting. Holders of our Class A common stock and Class B common stock have different voting rights but vote together as a single class.

What constitutes a quorum for the Annual Meeting?

We must have a quorum of stockholders present to conduct business at the Annual Meeting. Under our By-Laws, a majority in voting power, and not less than one-third in number, of the shares of Class A common stock and Class B common stock entitled to vote, represented in person or by proxy, will constitute a quorum. All shares represented by proxy, even if marked as abstentions, will be included in the calculation of the number of shares considered to be present for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Am I a stockholder of record or a beneficial owner?

If your shares are registered directly in your name with Lennar's transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the "stockholder of record."

If your shares are held by a brokerage firm, bank, trustee or other agent (known as a "nominee"), you are considered the "beneficial owner" of these shares even though you are not the stockholder of record. As the beneficial owner, you have the right to direct how your shares will be voted. Your nominee will give you instructions for voting by telephone or online or, if you specifically request a copy of printed proxy materials, you may use a proxy card or instruction card provided by your nominee.

How do I vote?

If you are a stockholder of record, you may vote:

- online before the meeting;
- by telephone;
- by mail, if you received a paper copy of the proxy materials; or
- online at the meeting.

Detailed instructions for Internet voting are set forth in the Notice Regarding the Availability of Proxy Materials ("Notice of Proxy Materials"), which also contains instructions on how to access our proxy statement and annual report online.

If you are a beneficial owner, you must follow your nominee's voting procedures.

If your shares are held in our 401(k) plan, your proxy will serve as a voting instruction for the trustee of our 401(k) plan, who will vote your shares as you instruct. If the trustee does not receive your instructions by the prescribed date, the trustee will vote the shares you hold through our 401(k) plan in the same proportion as it votes the shares in our 401(k) plan for which voting instructions are received.

May stockholders ask questions at the meeting?

Yes. Representatives of Lennar will answer stockholders' questions of general interest at the end of the meeting and questions may also be submitted in advance. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your control number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/LEN2024.

What proposals will be presented and what is the required vote?

At the Annual Meeting, you will be asked to vote on seven proposals. Your options, and the voting requirements, are set forth below. The Board recommends you vote FOR each nominee in Proposal 1, FOR our executive compensation in Proposal 2, FOR ratification of our selection of independent auditors in Proposal 3, FOR approval of the amendment to the Certificate of Incorporation in Proposal 4, AGAINST Political Spending Disclosure in Proposal 5, AGAINST LGBTQ Equity and Inclusion Disclosures in Proposal 6 and AGAINST Reducing Greenhouse Gas Emissions in Proposal 7.

Proposal	Voting options	Vote required to adopt the proposal	Effect of abstentions	Can brokers vote without instructions?	Effect of "broker non-votes"*
1. To elect 11 directors to serve until the 2025 Annual Meeting of Stockholders.	For, against or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No	No effect
2. To approve, on an advisory basis, the compensation of our named executive officers.	For, against or abstain	A majority of the votes cast with respect to the proposal	No effect	No	No effect
3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending November 30, 2024.	For, against or abstain	A majority of the votes cast with respect to the proposal	No effect	Yes	Not applicable
4. To approve an amendment to our Restated Certificate of Incorporation to limit the liability of certain officers as permitted by Delaware law.	For, against or abstain	A majority of the votes outstanding	Effect of an "AGAINST" vote	No	Effect of an "AGAINST" vote
5. To vote on a stockholder proposal requesting a report disclosing the Company's political spending and related policies and procedures	For, against or abstain	A majority of the votes cast with respect to the proposal	No effect	No	No effect
6. To vote on a stockholder proposal requesting a report disclosing the Company's LGBTQ equity and inclusion efforts in its human capital management strategy.	For, against or abstain	A majority of the votes cast with respect to the proposal	No effect	No	No effect
7. To vote on a stockholder proposal requesting a report on the Company's plans to reduce greenhouse gas emissions.	For, against or abstain	A majority of the votes cast with respect to the proposal	No effect	No	No effect

* See *"What if I am a beneficial owner and I do not give my nominee voting instructions?"*

We will also consider any other business that may come before the meeting in a manner that is proper under Delaware law and our By-Laws.

What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described in this proxy statement, we are not aware of any matter that will be presented for action at the Annual Meeting. If any additional matters are presented and you have granted a proxy, the individuals named as proxy holders—Stuart Miller, Diane Bessette, and Mark Sustana, or any of them—will be able to vote your shares in their discretion on those additional matters.

What if I sign and return my proxy without making any selections?

If you sign and return your proxy without making any selections, your shares will be voted "FOR" all of the director nominees, "FOR" proposals 2 and 3, and "AGAINST" proposals 4, 5, 6 and 7.

What if I am a beneficial owner and I do not give my nominee voting instructions?

If you are a beneficial owner, your nominee has only limited discretionary authority to vote without your instructions. For Lennar's forthcoming annual meeting, your nominee would only be able to vote your shares with respect to Proposal 3, the ratification of auditors, without your instruction. A "broker non-vote" occurs when a nominee does not vote a beneficial owner's shares on a particular item because the nominee does not have discretionary voting authority for that item and did not receive voting instructions. Broker non-votes will be included in the calculation of the number of votes considered to be present at the meeting for purposes of determining the presence of a quorum but are not counted as votes cast with respect to a matter on which the nominee has expressly not voted, except with respect to proposal 4, for which any broker non-votes shall count as having the effect of an "AGAINST" vote.

What if I abstain on a proposal?

If you sign and return your proxy or voting instruction marked "abstain" with regard to any proposal, your shares will not be voted on that proposal and will not be counted as votes cast in the final tally of votes with regard to that proposal, except with respect to proposal 4, for which any abstentions shall count as having the effect of an "AGAINST" vote. However, your shares will be counted for purposes of determining whether a quorum is present.

Can I change my vote after I have delivered my proxy?

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting. You also may revoke your proxy by delivering a later-dated proxy. If you are a beneficial owner, you must contact your nominee to change your vote or obtain a proxy to vote your shares at the meeting.

Why didn't I receive a printed proxy statement?

We have elected to furnish proxy materials to most of our stockholders online. We believe using electronic delivery rather than printing and mailing full sets of proxy materials will expedite your receipt of these materials while lowering costs and reducing the environmental impact of the Annual Meeting. We mailed the Notice of Proxy Materials containing instructions on how to access our proxy statement and annual report online on or about February 29, 2024. If you would like to receive printed copies of the proxy materials, the Notice of Proxy Materials explains how to do so.

If you want a printed copy of our fiscal 2023 Form 10-K as filed with the SEC, including the financial statements and schedule included in it, we are happy to provide one. Please send your request to Lennar Corporation, 5505 Waterford District Drive, Miami, Florida 33126, Attention: Investor Relations. In addition, that report is available, free of charge, through the Investor Relations—Financials section of our website at www.lennar.com.

I live with other Lennar stockholders. Why did we only receive one Notice Regarding the Availability of Proxy Materials?

We have adopted a procedure called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our Notice of Proxy Materials unless one or more of these stockholders notifies us that they wish to continue receiving individual copies.

If you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Proxy Materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of future Notices of Proxy Materials for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43006 Providence, RI 02940-3006, or by telephone: in the U.S., (800) 733-5001; outside the U.S., (781) 575-2879).

If you wish to receive a separate copy of the Notice of Proxy Materials or if you and other stockholders in your home wish to receive separate copies of the Notice of Proxy Materials in the future, please contact Computershare as indicated above.

Beneficial stockholders can request information about householding from their nominees.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to the Company's management and the Board.

Where can I find the voting results of the Annual Meeting?

We will announce the results with respect to each proposal voted upon at the Annual Meeting and publish final detailed voting results in a Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting.

Whom should I call with questions?

If you have questions about this proxy statement or the Annual Meeting or would like additional copies of this proxy statement or our annual report, please contact: Lennar Corporation, 5505 Waterford District Drive, Miami, Florida 33126, Attention: Investor Relations, Telephone: (305) 485-4129.

What if I want to present a proposal or nominate a candidate for the Board of Directors for the 2025 Annual Meeting?

Proposals and director nominations must be sent to Lennar's Secretary at 5505 Waterford District Drive, Miami, FL 33126 USA, and e-mailed to Lennar's Secretary at feedback@lennar.com. If you want your proposal considered for inclusion in Lennar's proxy statement for the 2025 Annual Meeting of Stockholders pursuant to Rule 14a-8, we must receive it by November 1, 2024.

Pursuant to our By-Laws, Lennar must receive advance notice of any stockholder proposal that is submitted outside of Rule 14a-8 and any stockholder nomination of candidates for election to the Board, to be submitted at the 2025 Annual Meeting of Stockholders between the close of business on December 11, 2024, and the close of business on January 10, 2025. Our By-Laws and our NCG Committee charter set forth the information that is required in a written notice of a stockholder proposal. In addition to satisfying the foregoing advance notice requirements under our By-Laws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act between the close of business on December 11, 2024, and the close of business on January 10, 2025.

Who is paying for this proxy solicitation?

We will pay all expenses relating to this proxy solicitation. Our officers, directors, and associates may solicit proxies by telephone or personal interview without extra compensation for that activity. We will reimburse banks, brokers, and other nominees for reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our stock and obtaining proxies from those owners.

EXHIBIT A

CERTIFICATE OF AMENDMENT TO
THE RESTATED CERTIFICATE OF INCORPORATION
OF
LENNAR CORPORATION

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Lennar Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify that:

The Board of Directors of the Corporation (the "**Board of Directors**"), pursuant to Section 242 of the Delaware General Corporation Law ("**DGCL**"), has duly adopted a resolution setting forth the following amendment (the "**Amendment**") to the Corporation's restated certificate of incorporation, as last amended on February 12, 2018 and as currently in effect (the "**Certificate of Incorporation**"), and declaring the Amendment to be advisable, and the stockholders of the Corporation have duly approved and adopted the Amendment at the annual meeting of stockholders duly called and held on April 10, 2024 in accordance with Section 222 and Section 242 of the DGCL.

In order to effect the Amendment, ARTICLE VI of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

ARTICLE VI.
OFFICERS

The Corporation shall have a President, a Vice-President, a Secretary and a Treasurer, and may have such other officers and agents as are prescribed by the By-Laws or determined by the Board of Directors. A person may hold more than one office except that the President may not also be the Secretary or an Assistant Secretary.

No officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer, except for liability (i) for any breach of the officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the officer derived an improper personal benefit, or (iv) in any action or in the right of the Corporation. In addition to the circumstances in which an officer of the Corporation is not personally liable as set forth in the preceding sentence, an officer of the Corporation shall not be liable to the fullest extent permitted by any amendment to the Delaware General Corporation Law hereafter enacted that further limits the liability of an officer.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed by its duly authorized officer on this _____th day of April, 2024.

_____

Name: Mark Sustana
Title: Vice President, General Counsel and Secretary

Lennar builds new homes in 26 states across the country

Everywhere we build:

Alabama
Gulf Coast
Huntsville

Arizona
Phoenix
Tucson

California
Fresno/Bakersfield
Inland Empire
L.A. / Orange County
Palm Springs / Coachella
Sacramento
San Diego
San Francisco / Bay Area
San Francisco Metro Area

Colorado
Denver

Delaware
Greater Philadelphia Area
Sussex County

Florida
Ft. Lauderdale
Gulf Coast
Jacksonville / St. Augustine
Miami
Naples / Ft. Myers
Ocala
Orlando
Palm Beach
Sarasota / Manatee
Space Coast / Melbourne
Tampa / Manatee
Treasure Coast

Georgia
Atlanta
Savannah

Idaho
Boise
Inland Northwest

Illinois
Chicago

Indiana
Indianapolis
Northwest Indiana

Maryland
Central Maryland
Eastern Shore
MD / D.C. Metro
Southern Maryland

Minnesota
Minneapolis / St. Paul

Nevada
Las Vegas
Reno

New Jersey
New Jersey

North Carolina
Charlotte
Greensboro
Raleigh
Wilmington

Oklahoma
Oklahoma City

Oregon
Central Oregon
Portland
Willamette Valley

Pennsylvania
Adams County
Greater Philadelphia Area

South Carolina
Charleston
Charlotte
Columbia
Greenville
Hilton Head / Bluffton
Myrtle Beach

Tennessee
Nashville

Texas
Austin / Central Texas
Corpus Christi
Dallas / Ft. Worth
Houston
San Antonio
Texas Hill Country

Utah
Salt Lake City

Virginia
Charlottesville Area
Richmond Area
VA / D.C. Metro
Williamsburg

Washington
Inland Northwest
Seattle
Vancouver

West Virginia
Berkeley County
Jefferson County

Wisconsin
Madison





LENNAR

Lennar Corporation
5505 Waterford District Drive
Miami, FL 33126